Exhibit 2.1

ASSET PURCHASE AGREEMENT

BY AND BETWEEN

VIASAT, INC.

AND

L3HARRIS TECHNOLOGIES, INC.

October 1, 2022

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ii

Exhibits

Exhibit A-1	Form of Assignment and Assumption Agreement
Exhibit A-2	Form of IP Assignment and Assumption Agreement
Exhibit B	Form of Bill of Sale
Exhibit C	Form of Link-16 Terminal Supply Agreement
Exhibit D	Form of SDR Supply Agreement
Exhibit E	Form of Transition Services Agreement
Exhibit F	Form of Intellectual Property License Agreement
Exhibit G	Form of Subcontract Agreement

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CONFIDENTIAL

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of October 1, 2022 (the “Execution Date”), is entered into by and between Viasat, Inc., a Delaware corporation (“Seller”), and L3Harris Technologies, Inc., a Delaware corporation (“Purchaser”). Capitalized terms have the respective meanings ascribed to them in Article 1.

RECITALS

WHEREAS, Seller, among other activities, is engaged, directly or indirectly, in the Business; and

WHEREAS, Seller desires to sell, transfer and assign (or cause to be sold, transferred and assigned) to Purchaser, and Purchaser desires to purchase, acquire and accept from Seller or a Seller Party, the Purchased Assets, and in connection therewith, Purchaser is willing to assume from Seller or one or more other Seller Parties the Assumed Liabilities, all upon the terms and subject to the conditions specified in this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, the parties to this Agreement hereby agree as follows:

ARTICLE 1.

DEFINITIONS

Section 1.01 Definitions.

(a) As used in this Agreement, the following terms have the following meanings:

“Accounting Principles” means (i) the policies, practices and procedures specified in the Reference Statement of Working Capital, (ii) GAAP and (iii) to the extent not inconsistent with the Reference Statement of Working Capital or GAAP, the same accounting methods, policies, principles, practices and procedures, with consistent classifications, judgments and estimation methodology (including as to the establishment of reserves), as were applied in preparation of the Financial Statements; provided, that any changes in circumstances or events occurring after 12:01 a.m. Pacific Time on the Closing Date shall not be taken into account in preparing the Closing Statement, except to the extent such changes provide indications of conditions at 12:01 a.m. Pacific Time on the Closing Date. For the avoidance of doubt, clause (i) shall take precedence over clauses (ii) and (iii), and clause (ii) shall take precedent over clause (iii).

“Accounts Receivable” means all trade accounts and notes receivable and other miscellaneous receivables of the Business as of the Closing arising out of the sale or other disposition of goods or services of the Business.

“Acquisition Proposal” means an indication of interest, offer or proposal to acquire Seller’s right, title and interest in and to all or any substantial portion of the Purchased Assets in a single transaction or a series of related transactions (other than the Transactions).

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of this definition, “control,” when used with respect to any specified Person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through ownership of voting securities or by contract or otherwise, and the terms “controlling” and “controlled by” have correlative meanings to the foregoing.

“Affiliate Contract” means any Contract to which Seller and its Subsidiaries (in respect of the Business), on the one hand, and Seller or any of its Subsidiaries (other than in respect of the Business), or any directors or officers of Seller or any of its Subsidiaries, on the other hand, are parties or are otherwise bound, other than (i) employment, Employee Plan, bonus, compensatory, indemnity and similar arrangements with respect to directors or officers of Seller or its Subsidiaries, (ii) Intercompany Accounts and other Contracts that are Excluded Assets, and (iii) any Ancillary Agreements.

“Ancillary Agreements” means the Assignment and Assumption Agreements, the Bill of Sale, the Intellectual Property License Agreement, the Link-16 Terminal Supply Agreement, the SDR Supply Agreement, the Subcontract Agreement and the Transition Services Agreement.

“Antitrust Law” means the HSR Act, the Federal Trade Commission Act, the Sherman Act, the Clayton Act, and any federal, state, local, municipal, foreign or multinational antitrust, competition, merger control or foreign investment Applicable Laws and all other Applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition, or to prohibit, restrict or regulate foreign investment.

“Applicable Law” means, with respect to any Person, any federal, state, local, municipal, foreign, multinational or other law, constitution, treaty, convention, ordinance, code, rule, regulation, Order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person.

“Assumed Leases” means the Leases identified on Schedule 1.01(a) to be assumed by Purchaser.

“Assumed Liabilities” means all Liabilities arising prior to, on or after the Closing of the Business or otherwise related to the Purchased Assets, other than the Excluded Liabilities, including the following:

(i)	any and all Liabilities under the Business Contracts (but excluding the Excluded Disallowed Cost Liabilities);

(ii)	any and all product warranty, return or exchange obligations arising from sales or licenses of the Products on, before or after the Closing;

(iii)	any and all accounts payable to the extent related to the Business;

(iv)

any and all Transfer Taxes and Taxes relating to the operation of the Business or the ownership of the Purchased Assets for any Post-Closing Tax Period, including Property Taxes to the extent specifically allocated to Purchaser pursuant to Section 6.07(b);

(v)

(A) any and all Liabilities relating to the Transferred Employees, whether arising prior to, on or following the Closing, including those to be specifically assumed by Purchaser pursuant to Section 6.05 (other than to the extent a Transferred Employee (or any dependent or beneficiary of such Transferred Employee) or Seller or its Subsidiaries will receive (and actually does receive) payment or reimbursement of such Liabilities pursuant to any insurance policy maintained by Seller or its Subsidiaries), (B) any and all Liabilities relating to Business Employees who do not become Transferred Employees that are specifically required to be assumed by Purchaser pursuant to Section 6.05 (other than to the extent a Business Employee (or any dependent or beneficiary of such Business Employee) or Seller or its Subsidiaries will receive (and actually does receive) payment or reimbursement of such Liabilities pursuant to any insurance policy maintained by Seller or its Subsidiaries), or (C) any and all Liabilities related to the Employee Plans that transfer to Purchaser (other than to the extent any Business Employee or Seller or its Subsidiaries will receive (and actually does receive) payment or reimbursement of such Liabilities pursuant to any insurance policy maintained by Seller or its Subsidiaries); provided, that such Liabilities covered by insurance are processed by Seller or its Subsidiaries, as applicable, in the same manner as prior to Closing;

(vi)	any and all Liabilities reflected on or reserved against or otherwise provided for in the Financial Statements; and

(vii)

any and all other Liabilities arising out of or relating to Purchaser’s ownership or operation of the Business and the Purchased Assets or the employment of the Transferred Employees on or after the Closing Date.

“Available Insurance Policies” means all liability insurance policies (excluding Employee Plans and any captive or self-insurance programs) issued by unaffiliated third parties that are in effect immediately prior to the Closing and are owned or held by or issued in favor of Seller or any of its Subsidiaries that cover the Business or any of the Purchased Assets.

“BIS” shall have the meaning set forth in the definition of Trade Control Laws.

“Books and Records” shall have the meaning set forth in the definition of Purchased Assets.

“Building E3” means the premises located at 2436 Town Garden Rd, Carlsbad, CA 92009.

“Building N3” means the premises consisting of approximately 41,516 rentable square feet comprising the entire building located at 2530 Campbell Place, Carlsbad, California, 92009.

“Building N4” means the premises consisting of approximately 46,370 rentable square feet comprising the entire building located at 2548 Campbell Place, Carlsbad, California 92009.

“Business” means the design, development, manufacture, testing, installation, maintenance, marketing, sale and support of the Products as conducted by Seller and its Subsidiaries. For the avoidance of doubt, the Business does not include any of the foregoing activities with respect to the Excluded Products.

“Business Contract” means (i) the Contracts of Seller Parties used exclusively in connection with the Business (other than licenses for Excluded Software and the Contracts set forth on Section 3.22 of the Disclosure Schedule), (ii) the Assumed Leases and (iii) any Contract of Seller Parties set forth on Schedule 1.01(b).

“Business Day” means a day other than Saturday, Sunday or other day on which commercial banks in San Diego, California or New York, New York are authorized or required by Applicable Law to close.

“Business Employee Retention Bonuses” means the amounts payable under the plans, programs or Contracts set forth on Schedule 1.01(c).

“Business Employees” means (i) each employee of Seller and its Subsidiaries who is primarily dedicated or assigned to the Business, each of whom as of the Execution Date is set forth on Schedule 1.01(d)(i), (ii) each employee of Seller and its Subsidiaries who is primarily dedicated or assigned to the Link-16 aspects of Seller’s Programmable Scalable Information Assurance Model (PSIAM) crypto technology, each of whom as of the Execution Date is set forth of Schedule 1.01(d)(ii), (iii) the employees of Seller and its Subsidiaries set forth on Schedule 1.01(d)(iii), whose duties include duties relating to the Business, and (iv) each employee hired between the Execution Date and the Closing to replace a departing Business Employee as permitted under Section 5.01(f)(vi). Each individual hired as a Business Employee in accordance with Section 5.01(f)(iv) or with Purchaser’s consent following the Execution Date but prior to the Closing shall automatically be considered a Business Employee as of the date of his or her commencement of employment. Seller shall deliver an updated copy of Schedule 1.01(d)(i)-(iii) to Purchaser to reflect any changes as a result of the foregoing no later than 20 days prior to the expected Closing Date.

“Business Intellectual Property Licenses” means any Business Contract under which (i) a third Person has granted any license or similar right to a Seller Party under or to any material Intellectual Property Rights used or practiced by the Seller Party in the Business, or (ii) Seller has granted any license or similar right under any material Transferred Business Intellectual Property Rights or under any other Intellectual Property Rights used or practiced by a Seller Party in the Business to any third party, excluding non-exclusive licenses granted under Customer Contracts.

“Cash” means all cash and all cash equivalents, credit cards, bank deposits, amounts held in escrow, investment or securities accounts, lockboxes, certificates of deposit, marketable securities, short-term investments, treasury bills and other similar items; provided, that Cash shall not include (i) Accounts Receivable or (ii) any item specifically identified in clause (vi) of the definition of Purchased Assets.

“Closing Date Payment” means an amount equal to the Purchase Price plus (i) (x) if the Estimated Closing Working Capital is greater than the Target Working Capital, the amount of such excess, or minus (y) if the Estimated Closing Working Capital is less than the Target Working Capital, the amount of such difference, minus (ii) the Estimated Closing Indebtedness, if any.

“Closing Date Reimbursement Amount” means an amount equal to (i) the aggregate amount of Business Employee Retention Bonuses paid or to be paid by Seller at or prior to the Closing and the employer portion of the employment Taxes arising as a result of such payments, plus (ii) the Accrued Vacation Reimbursement Amount.

“Closing Indebtedness” means Indebtedness arising under a Business Contract or that will otherwise be an Assumed Liability at the Closing, if any, in each case calculated as of 12:01 a.m. Pacific Time on the Closing Date.

“Closing Statement” means the statement setting forth the Closing Working Capital and the Closing Indebtedness, to be delivered pursuant to Section 2.08(a).

“Closing Working Capital” means Working Capital as of 12:01 a.m. Pacific Time on the Closing Date.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985.

“Code” means the Internal Revenue Code of 1986.

“Consent” means any approval, consent, clearance, ratification, permission, waiver or authorization or waiting period expiration or termination (including any Permit) from a Governmental Authority or other Person.

“Contract” means any legally binding contract, agreement, indenture, note, bond, loan, license, instrument, lease, commitment, plan or other arrangement, whether oral or written.

“Copyright” shall have the meaning set forth in the definition of Intellectual Property Rights.

“COVID-19” means the COVID-19 or SARS-CoV-2 virus (or any mutation or variation thereof).

“COVID-19 Measures” means, as applicable to Seller or its Subsidiaries, any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shutdown, closure or sequester order, guideline or recommendation of any Governmental Authority or as required by any Applicable Law, in each case, in connection with or in response to COVID-19.

“COVID-19 Relief Law” means any Applicable Law released, issued or promulgated by a Governmental Authority that grants to any Person the ability to: (i) defer, reduce or eliminate any Taxes; (ii) borrow or otherwise secure financing (including any covered loan under Paragraph (36) of Section 7(a) of the Small Business Act, as added by Section 1102 of the CARES Act, or any loan that is an extension or expansion of, or is similar to, any such covered loan); and (iii) obtain grants or other financial benefits, in each case as a result of, or in connection with, the effects of COVID-19, including the CARES Act, the Families First Coronavirus Response Act and the Consolidated Appropriations Act, 2021.

“Customer Contract” means any Contract between Seller or any of its Subsidiaries, on the one hand, and a customer or distributor of Seller or any of its Subsidiaries, on the other hand, for the purchase, sale, licensing, distribution, marketing, servicing or support of the Products.

“DDTC” shall have the meaning set forth in the definition of Trade Control Laws.

“Disclosure Schedule” means the disclosure schedule dated the date of this Agreement regarding this Agreement that has been provided by Seller to Purchaser.

“End Date” means the Initial End Date, unless the Initial End Date has been extended to the First Extended End Date or the Second Extended End Date pursuant to Section 9.01(b), in which case, “End Date” shall mean the date to which the End Date has been extended, as applicable.

“Environmental Law” means any Applicable Law or any agreement with any Governmental Authority or other Person relating to human health and safety, the environment or to Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity (whether or not incorporated) which, together with such entity, would be treated as a single employer within the meaning of Section 414(b), (c), (m) or (o) of the Code.

“Estimated Closing Indebtedness” shall have the meaning set forth in the definition of Estimated Closing Statement.

“Estimated Closing Statement” means a written statement setting forth (i) Seller’s good faith estimates of Closing Working Capital (the “Estimated Closing Working Capital”) and Closing Indebtedness (the “Estimated Closing Indebtedness”), if any, (ii) Seller’s calculation of the Closing Date Payment, (iii) Seller’s calculation of the Closing Date Reimbursement Amount, and (iv) the resulting amount to be paid to Seller at Closing in accordance with Section 2.03(a), together with reasonable supporting documentation.

“Estimated Closing Working Capital” shall have the meaning set forth in the definition of Estimated Closing Statement.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Assets” means all assets of Seller and its Affiliates other than the Purchased Assets. Without limiting the generality of the foregoing, the term Purchased Assets shall expressly exclude:

(i)	any interest in or right to any refund or credit of Taxes relating to the Business, the Purchased Assets or the Assumed Liabilities for, or applicable to, any Pre-Closing Tax Period;

(ii)	any Tax assets attributable to a Pre-Closing Tax Period and related to real property or personal property;

(iii)	any bank account, checkbook or cancelled checks;

(iv)	any Cash;

(v)	any securities, stock, membership or equity interests or similar rights in any Person;

(vi)	any Retained Shared Contract;

(vii)	any Contract or other obligation between Seller or any of its Affiliates and another Person (other than the Contracts being transferred pursuant to Section 2.05);

(viii)	any Intellectual Property Rights or Technology, other the Transferred Business Technology and Transferred Business Intellectual Property Rights;

(ix)	any rights of Seller or any of its Affiliates under this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby;

(x)

the corporate seals, organizational documents, minute books, stock books, books of account, Tax Returns, Tax working papers or other records of Seller or any of its Affiliates (other than the Books and Records to the extent included in the Purchased Assets);

(xi)	any Books and Records that Seller or any Affiliate thereof is prohibited from disclosing or transferring to Purchaser under Applicable Law or is required by Applicable Law to retain;

(xii)	all employee-related or employee-benefit-related files or records (other than personnel files of Transferred Employees);

(xiii)	all insurance policies of Seller and its Subsidiaries and all rights to applicable claims and proceeds thereunder, subject to Section 6.13;

(xiv)	all real property and Leases (other than the Assumed Leases being transferred pursuant to Section 2.05);

(xv)	all Intercompany Accounts;

(xvi)	any Excluded Products;

(xvii)	any Excluded Personal Property;

(xviii)	any Excluded Software;

(xix)	all assets and rights of TrellisWare Technologies, Inc.;

(xx)	de minimis assets that are not commercially reasonably divisible;

(xxi)

any documents, papers or other records (including any minutes or summaries of executive meetings and strategy papers) relating to evaluating, negotiating or implementing the Transactions or the sales process relating to the potential sale of the Business;

(xxii)

any attorney-client privilege and attorney work-product protection of Seller or associated with the Business as a result of legal counsel representing Seller or any Affiliate thereof or the Business, including in connection with the Transactions, together with all documents subject to such attorney-client privilege and work-product protection and any documents maintained by legal counsel as a result of the representation of Seller or any Affiliate thereof or the Business;

(xxiii)	all Employee Plans and any assets thereof; and

(xxiv)

any other assets of Seller or its Affiliates used in the operations of Seller and its Subsidiaries that are not primarily related to the Business (other than any such assets that are expressly included as Purchased Assets hereunder).

“Excluded Liabilities” means all of the following Liabilities of Seller and its Subsidiaries:

(i)	any Liability to the extent related to any Excluded Asset;

(ii)	any Intercompany Accounts;

(iii)

all Liabilities to the extent arising by reason of any indirect rate adjustment that results in a true-up or disallowed cost, defective pricing, cost adjustment or cost audit, in each case to the extent: (x) relating to Seller’s (or its subcontractors’) performance under any Purchased Government Contracts prior to the Closing Date, and (y) in excess of $3,000,000 in the aggregate (such Liabilities in excess of such aggregate amount, “Excluded Disallowed Cost Liabilities”) (it being understood that any and all such Liabilities below such aggregate amount shall be Assumed Liabilities and not Excluded Liabilities);

(iv)	all Liabilities in respect of Taxes relating to the operation of the Business or the ownership of the Purchased Assets for any Pre-Closing Tax Period;

(v)

all legal, accounting, investment banking, brokerage or finder’s fees, commissions, disbursements and expenses, or Taxes (other than Transfer Taxes) or other expenses incurred by Seller or any of its Affiliates in connection with the negotiation, execution and performance of this Agreement, the consummation of the Transactions or the sales process relating to the potential sale of the Business;

(vi)

except as otherwise provided in Section 6.05, all Liabilities and related commitments and claims relating to each (1) Business Employee’s (or any dependent or beneficiary of such employee) employment with Seller or its Subsidiaries to the extent (x) a Business Employee (or any dependent or beneficiary of such Business Employee) or Seller or its Subsidiaries will receive (and actually does receive) payment or reimbursement of such Liabilities pursuant to any insurance policy maintained by Seller or its Subsidiaries; provided, that such Liabilities covered by insurance are processed by Seller or its Subsidiaries, as applicable, in the same manner as prior to Closing, or (y) such Business Employee does not become a Transferred Employee, (2) Employee Plan that transfers to Purchaser to the extent any Business Employee or Seller or its Subsidiaries will receive (and actually does receive) payment or reimbursement of such Liabilities pursuant to any insurance policy maintained by Seller or its Subsidiaries; provided, that such Liabilities covered by insurance are processed by Seller or its Subsidiaries, as applicable, in the same manner as prior to Closing, (3) Employee Plan that does not transfer to Purchaser, and (4) pending Proceeding or claim threatened in writing or otherwise documented as of the Closing Date by any Business Employee against Seller or its Subsidiaries related to such Business Employee’s employment with Seller or its Subsidiaries;

(vii)	the matter set forth on Section 3.08(i) of the Disclosure Schedule; and

(viii)	all other Liabilities of Seller and its Subsidiaries that do not constitute Assumed Liabilities (without giving effect to the exclusion for Excluded Liabilities in the definition thereof).

“Excluded Personal Property” means all assets of Seller and its Subsidiaries set forth on Schedule 1.01(e).

“Excluded Products” means all product offerings other than the Products, including the following product offerings: (a) all encryption and cybersecurity technologies and products (including Programmable Scalable Information Assurance Model (PSIAM) crypto technology); (b) products with space-based and lighter-than-air capabilities, including space-based software-defined radios (but, for clarity, excluding the Space Products); (c) blue force tracking; (d) other (non-Link 16) software-defined radios; (e) all product offerings of TrellisWare Technologies, Inc.; and (f) Move Out/Jump Off (MOJO) (but, for clarity, excluding any Restricted Products that are integrated into MOJO). For clarity, MOJO includes CHUNC (which is Licensed Technology) and is also known as DACAS-G-S.

“Excluded Software” means (i) commercially available off-the-shelf, third-party Software or standard commercial service offerings that are generally available on standard terms (including all enterprise software that is not exclusively used in connection with the Business, such as Microsoft, Adobe, Slack, git, gitlab and perforce), (ii) third-party Software licensed, provided or distributed under any open-source or similar license (including any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation)), and (iii) all Software applications, solutions and platforms set forth on Schedule 1.01(e).

“Facility Clearance” has the meaning ascribed to such term in NISPOM at Chapter 2, Section 1.

“Final Closing Indebtedness” means the Closing Indebtedness, if any, (i) as shown on the Closing Statement delivered pursuant to Section 2.08(a), if no Objection Notice is timely delivered pursuant to Section 2.08(b), or (ii) if an Objection Notice is timely delivered pursuant to Section 2.08(b), (x) as agreed upon by Seller and Purchaser pursuant to Section 2.08(c) or (y) in the absence of such agreement, as shown in the Arbiter’s calculation pursuant to Section 2.08(c).

“Final Closing Working Capital” means the Closing Working Capital (i) as shown on the Closing Statement delivered pursuant to Section 2.08(a), if no Objection Notice is timely delivered pursuant to Section 2.08(b), or (ii) if an Objection Notice is timely delivered pursuant to Section 2.08(b), (x) as agreed upon by Seller and Purchaser pursuant to Section 2.08(c) or (y) in the absence of such agreement, as shown in the Arbiter’s calculation pursuant to Section 2.08(c).

“Final Purchase Price” means an amount equal to the Purchase Price plus (i) (x) if the Final Closing Working Capital is greater than the Target Working Capital, the amount of such excess, or minus (y) if the Final Closing Working Capital is less than the Target Working Capital, the amount of such difference, minus (ii) the Final Closing Indebtedness, if any.

“GAAP” means generally accepted accounting principles in the United States.

“Government Bid” means a quotation, bid, offer or proposal submitted by Seller or its Subsidiaries in respect of the Business that, if accepted or successful, would result in a Government Contract.

“Government Contract” means any Business Contract that is a prime contract, subcontract, grant, subaward, other transaction agreement or contract, basic ordering agreement, blanket purchase agreement, teaming agreement, letter Contract, purchase order, task order or delivery order of any kind, including all binding amendments, modifications and options thereunder or relating thereto, awarded (i) to Seller or its Subsidiaries by any Governmental Authority or by a prime contractor or higher-tier subcontractor under a Government Contract, or (ii) by Seller or its Subsidiaries under such Government Contracts to a subcontractor at any tier. For purposes hereof, purchase or sales orders, delivery/task orders, change orders, work order modifications and any other ordering or acknowledgement documents under a Government Contract will not constitute a separate Government Contract but will be part of the Government Contract to which it relates.

“Government Furnished Equipment” means the right of Seller or its Subsidiaries to use and possess, but not own, the equipment, fixtures, materials and tangible personal property loaned, bailed or otherwise furnished to or held by Seller or any of its Affiliates on behalf of a Governmental Authority in connection with any Purchased Government Contract, including government-furnished property and contractor-acquired property.

“Government Subcontract” means each subcontract that is a Government Contract with a Governmental Authority.

“Governmental Authority” means any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (ii) federal, state, local, municipal, foreign, multinational or other government or (iii) governmental or quasi-governmental authority of any nature (including any governmental division, department, legislature, agency, regulator, commission, instrumentality, official, organization, unit, body or Person and any court or other tribunal).

“Hazardous Substances” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including petroleum, its derivatives, its by-products and other hydrocarbons, and any substance, waste or material regulated under any Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Indebtedness” means, without duplication:

(i)	all indebtedness of the Business for borrowed money;

(ii)	all obligations of the Business evidenced by notes, bonds, debentures or other similar instruments;

(iii)	all reimbursement obligations of the Business under letters of credit, bank guarantees or similar facilities, but only to the extent drawn upon at such time;

(iv)

all obligations owing in respect of any leases included in the Purchased Assets that are (x) required to be classified as finance leases by GAAP and (y) historically classified by the Business as finance leases, but excluding, in each case, for the avoidance of doubt, any obligations under operating leases or the Assumed Leases;

(v)	any guaranty by a Seller Party of any indebtedness of a third Person of the type referred to in clauses (i) through (iv) above to the extent relating to the Business; and

(vi)

all accrued interest, prepayment penalties, make-whole payments and termination or breakage costs or penalties paid or payable by the Business to satisfy any Indebtedness referred to in clauses (i) through (v) above.

For the avoidance of doubt, “Indebtedness” shall not include any trade credit in the Ordinary Course or any amount included in calculating Working Capital.

“Intellectual Property Rights” means any rights arising anywhere in the world associated with the following: (i) United States and foreign patents and applications therefor (including any reissues, renewals, re-examinations and substitutions of, and continuations, continuations-in-part and divisionals that claim priority to any such patent or patent application, as well as all foreign counterparts to any such patent or patent application, wheresoever issued or pending anywhere in the world as well as any patents or patent applications in the same priority chain) (collectively, “Patents”), (ii) trade secret rights and rights in information, know-how, improvements, data and databases, processes, methods, designs, customer and supplier lists, or any other confidential or proprietary information (collectively, “Trade Secret Rights”), (iii) rights associated with published or unpublished works of authorship, including copyrights therein and thereto, mask work rights, design rights, moral rights, and rights in information, data, databases and data collections, and any and all registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof (collectively, “Copyrights”), (iv) trademarks, trade names, service marks, service names, logos, slogans, trade dress, brand names, corporate names and other indicia of origin, including any common law rights therein, and any applications and registrations therefor and the goodwill associated therewith (collectively, “Trademarks”), and (v) rights in Uniform Resource Locators, website addresses and domain names. Intellectual Property Rights excludes contractual rights (including license grants) and also excludes the tangible embodiment of any of the foregoing.

“Intercompany Accounts” means all intracompany accounts (payables and receivables) between the Business, on the one hand, and the Retained Business, on the other hand.

“Inventory” means all inventory owned by Seller and its Subsidiaries to the extent held for use in the operation of the Business, wherever located, including raw materials, work-in-process, supplies, spare parts, packaging, supplies, unfinished inventory and finished goods, whether held at any location or facility owned or leased by Seller or its Subsidiaries or in transit to Seller or its Subsidiaries or held on consignment by third parties on behalf of the Business.

“IRS” means the Internal Revenue Service.

“IT Assets” means technology devices, computers, Software, servers, networks, workstations, routers, hubs, circuits, switches, data communications lines, and all other information technology equipment, and all associated documentation, in each case, that are owned or otherwise used by Seller and its Subsidiaries in the Business.

“ITAR” shall have the meaning set forth in the definition of Trade Control Laws.

“Knowledge” or “Knowledge of Seller” means the actual knowledge, after reasonable inquiry, of each of Doug Abts, Paul Baca, Pete Camana, John Jarman, Bill Jensen, Dave Prater, Craig Miller and Nigel Nurse.

“Lease” means any lease, sublease, license, occupancy agreement or other agreement or arrangement with respect to real property.

“Liabilities” means any and all liabilities, obligations, guarantees (including lease guarantees), commitments, damages, losses, debts, claims, demands, judgments or settlements of any nature or kind, whether known or unknown, fixed, accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured.

“Licensed IPR” means any Intellectual Property Rights that are licensed by Seller (on behalf of itself and its Subsidiaries) to Purchaser under the Intellectual Property License Agreement.

“Licensed Technology” means any Technology that is licensed by Seller (on behalf of itself and its Subsidiaries) to Purchaser under the Intellectual Property License Agreement.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Losses” means any actual out-of-pocket losses, damages, liabilities, settlement payments, awards, judgments, costs or expenses, whether or not involving a Third Party Claim (including settlement costs, court costs and reasonable attorneys’ fees and expenses).

“Malicious Code” means disabling codes or instructions, spyware, Trojan horses, worms, viruses, bugs or other software routines that facilitate or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, Software, data or other materials.

“Material Adverse Effect” means any circumstance, change, event, development, condition, occurrence or effect that, individually or considered together with all other circumstances, changes, events, developments, conditions, occurrences or effects, has had or would reasonably be expected to have a material adverse effect on the business, assets, liabilities, results of operations or financial condition of the Business, taken as a whole; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and that none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: (i) any change generally affecting the economy, financial markets or political, economic, legislative or regulatory conditions in the United States or any other geographic region in which the Business is conducted, (ii) conditions generally affecting the industries in which the Business is operated or participates, (iii) general financial, credit or capital market conditions, including interest rates or exchange rates, or any changes therein, (iv) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening of such conditions threatened or existing as of the date of this Agreement, (v) any hurricane, tornado, earthquake, tsunami, flood, volcanic eruption, nuclear incident, pandemic (including COVID-19 or the taking of actions to ensure compliance by Seller and its Affiliates and their respective directors, officers, employees, consultants, suppliers and customers with any COVID-19 Measure), quarantine restrictions, weather conditions or other natural or man-made disasters or other force majeure events, (vi) any change to the extent directly attributable to the identity of (or other facts or circumstances solely relating to) Purchaser or any of its Affiliates or to the execution, announcement or pendency of the Transactions, including any litigation to the extent directly attributable thereto, any loss of employees to the extent directly attributable thereto, any reduction in sales and any disruption in customer, distributor, reseller, supplier, partner or similar relationships to the extent directly attributable thereto (provided, that this clause (vi) shall not be considered for purposes of the closing condition related to the representations set forth in Section 3.02 and Section 3.03), (vii) any change arising from compliance with the terms of this Agreement, or action taken, or failure to act, to which Purchaser has, in writing, consented or requested, (viii) changes in Applicable Laws after the date hereof, (ix) changes in GAAP after the date hereof, or (x) any failure by Seller or the Business to meet any published or internally prepared estimates, projections, forecasts, budgets, guidance or predictions with respect to revenues, earnings or other economic performance or financial or operating metrics before, on or after the date of this Agreement (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Material Adverse Effect if such facts and circumstances are not otherwise described in clauses (i)-(ix) of this definition), except to the extent, in the case of the foregoing clauses (i) through (v), (viii) and (ix) such changes, events, developments, conditions, occurrences or effects referred to therein have a materially disproportionate impact on the Business, taken as a whole, compared to other participants in the industry in which the Business operates (it being understood and agreed that only such incremental disproportionate impact shall be taken into account in determining whether there has been or will be a “Material Adverse Effect”).

“NISPOM” means the National Industrial Security Program Operating Manual, 32 C.F.R. Part 117.

“OFAC” shall have the meaning set forth in the definition of Trade Control Laws.

“Order” means any writ, order, judgment, injunction, administrative decision, award, ruling, verdict or decree entered, issued or rendered by any Governmental Authority.

“Ordinary Course” means the conduct of the Business, consistent in all material respects with the normal day-to-day customs, practices and procedures of the Business.

“Patent” shall have the meaning set forth in the definition of Intellectual Property Rights.

“Permitted Liens” means (i) Liens disclosed in the Financial Statements, (ii) Liens for Taxes not yet due and payable or, if due, being contested in good faith and for which adequate reserves have been maintained to the extent required by GAAP, (iii) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other similar Liens, including all statutory Liens, arising or incurred in the Ordinary Course that are not in the aggregate material in amount or in their effect on the Business, (iv) protective filings related to operating leases with third parties entered into in the Ordinary Course that relate solely to equipment financed pursuant to such operating leases, (v) non-exclusive licenses to Technology or Intellectual Property Rights, (vi) Liens created, imposed or promulgated by Applicable Law or by any Governmental Authorities, including zoning regulations, use restrictions and building codes that are not violated in any material respect by the present use and occupancy of the property they affect, (vii) Liens encumbering leased real property to the extent arising under the terms and conditions of the applicable Lease, (viii) Liens, rights or obligations created by or resulting from the acts or omissions of Purchaser or any of its Affiliates claiming by, through or under any of the foregoing, (ix) Liens that will be released concurrently with or prior to the Closing, and (x) Liens that do not detract from the value, or materially interfere with any use, of the Purchased Assets.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Personnel Security Clearance” has the meaning ascribed to such term in NISPOM at Chapter 2, Section 2.

“Post-Closing Tax Period” means any Tax period beginning after the Closing Date and that portion of any Straddle Period beginning after the Closing Date.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date and that portion of any Straddle Period ending on the Closing Date.

“Pre-Novation Period” means, with respect to each Government Contract, the interim period between (i) the Closing Date and (ii) the first to occur of (x) the date of novation, at which point the applicable Government Contract shall be deemed a Contract assigned and assumed pursuant to this Agreement, or (y) final close-out and payment under such Government Contract.

“Proceeding” means any action, suit, demand, claim, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Products” means (i) the product offerings set forth on Schedule 1.01(f), including any variants (including variants under development prior to the Closing) of the product offerings set forth on Schedule 1.01(f) that constitute Restricted Products even if not sold under a Viasat Part Number set forth on Schedule 1.01(f), (ii) Space Products, and (iii) any ancillary test, support and sustainment products that are used exclusively to aid in integration, testing, maintenance and training of the product offerings set forth on Schedule 1.01(f) or Space Products. For clarity, the term “Products” does not include any Excluded Products (in each case, whether separate from or embedded or otherwise contained or incorporated in any of the foregoing products or product offerings).

“Property Taxes” means real property Taxes, personal property Taxes and similar ad valorem Taxes.

“Purchased Assets” means those assets of Seller and its Subsidiaries set forth below (but, for clarity, excluding all assets that are expressly excluded from Purchased Assets under the definition of Excluded Assets):

(i)	the Business Contracts and the Government Contracts;

(ii)	all Transferred Business Technology and Transferred Business Intellectual Property Rights;

(iii)	all Inventory;

(iv)	all furniture, fixtures, equipment, supplies and other tangible personal property primarily used in the Business or listed on Schedule 1.01(g);

(v)	all Permits used primarily in the Business (but only to the extent transferable or assignable without additional cost to Seller Parties (other than nominal administrative filing fees));

(vi)	all prepaid expenses, credits, security, deposits, charges, sums and fees to the extent made or paid in respect of any Purchased Asset;

(vii)	Seller Parties’ rights under warranties, indemnities and all similar rights from third parties to the extent primarily related to any Purchased Asset;

(viii)	all Accounts Receivable to the extent related to the Business and reflected in Working Capital;

(ix)	the goodwill of the Business;

(x)

all books, records, documents, instruments, accounts, correspondence, writings, evidences of title and other papers, including customer lists and vendor lists, accounting records, cost and pricing information, business plans, transactional records, and any other such data and records, however stored, in each case to the extent primarily related to the Business (the “Books and Records”); provided, that (a) Seller may exclude or redact any portion of the Books and Records that relates solely to the Retained Business, (b) Seller may exclude or redact any portion of the Books and Records that relates to Taxes or accounting (except to the extent reasonably necessary for the filing of any Tax Returns by Purchaser, the making of any election relating to Taxes, the preparation of any Tax audit by any Governmental Authority and the prosecution or defense of any claim or Proceeding relating to any Tax in each case with respect to the Purchased Assets or the Business), and (c) Seller shall be permitted to keep copies of the Books and Records to the extent relating to the Retained Business or to the extent reasonably necessary for Seller’s financial reporting purposes; and

(xi)

all other assets primarily related to the Business (other than assets of the types referred to in clauses (i)-(x) above that are specifically excluded as a result of the qualifications, exceptions and limitations set forth therein).

To the extent such Purchased Assets are leased or licensed from a third party, the transfer to Purchaser will be subject to the terms of such lease or license and the inclusion in the Assumed Liabilities of the obligations of Seller Parties under such lease or license to the extent (but only to the extent) related to such Purchased Assets.

“Purchased Government Contract” means any Government Contract that is also a Purchased Asset.

“Purchaser Employee Plan” means each “employee benefit plan,” as defined in Section 3(3) of ERISA, each employment, severance or similar Contract and each other plan or arrangement (written or oral) providing for compensation, bonuses, commission, profit-sharing, stock option or other stock-related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits, change of control payments, post-employment benefits or retirement benefits that is maintained, administered or contributed to by Purchaser or any Affiliate of Purchaser and covers any employee or former employee of Purchaser, or with respect to which Purchaser has any Liability.

“Purchaser Fundamental Representations” means the representations and warranties of Purchaser set forth in Section 4.01 (Existence and Authority) and Section 4.06 (Finders’ Fees).

“R&W Policy” means a purchaser-side representation and warranty insurance policy with respect to the representations and warranties of Seller set forth in this Agreement.

“Reference Statement of Working Capital” means the statement setting forth Working Capital as of the Measurement Date, a copy of which is set forth on Schedule 1.01(h).

“Registered IP” means all Intellectual Property Rights that are Transferred Business Intellectual Property Rights and that are registered, filed or issued under the authority of any Governmental Authority, including all Patents, registered Copyrights, registered Trademarks and domain names and all applications for any of the foregoing.

“Representatives” means a Person’s officers, directors, employees, agents, attorneys, accountants, advisors and other authorized representatives.

“Restricted Products” means (a) any radio (whether (i) deployed (or for deployment) in any stand-alone product, (ii) as a component of or for any radio system, (iii) integrated (or for integration) into any stationary, marine-based, airborne or unmanned platform or weapon, or (iv) a software defined radio) that is defined in whole or in part by the Link-16 waveform standard (defined by the NATO STANAG 5516 protocol) or the Link-16 messaging and Link-16 networking standards (defined by U.S. MIL-STD-6016 protocol), and (b) any software or firmware that are designed specifically to implement the Link-16 waveform standard, the Link-16 networking standard or the Link-16 messaging standard and are designed to be embedded in any software defined radio for use in any space-based product. For clarity, the term “Restricted Product” does not include (A) products for use by consumers or by commercial or enterprise consumers or end users, (B) non-radio networking products, (C) network translation tools or gateways, (D) products for use outside of the defense field, (E) any Excluded Products or (F) any related services to the extent supporting any of the foregoing excluded products.

“Retained Business” means all businesses now, previously or hereafter conducted by Seller or any of its Affiliates other than the Business.

“Retained Shared Contract” means any Contract (other than a Business Contract) to which Seller or any of its Subsidiaries is a party with any non-Affiliated third party for the provision of goods and/or services that are used in both the Business and any Retained Business.

“Sanctioned Persons” means any Person that is subject to Sanctions.

“Seller Fundamental Representations” means the representations and warranties of Seller set forth in Section 3.01 (Existence and Authority), Section 3.12(a) (Assets) and Section 3.17 (Finders’ Fees).

“Seller Party” means, collectively or individually, as the context may require, Seller or any Subsidiary of Seller that holds Purchased Assets or Assumed Liabilities.

“Software” means any computer program, application or other software (including HTML code, firmware and other software embedded in hardware devices), and all related source code, object code, application programming interfaces, annotations, tools, and user interfaces.

“Space Products” means the product offerings set forth on Schedule 1.01(i) designed for use in the space environment.

“Straddle Period” means any Tax period beginning before or on and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person; provided, that TrellisWare Technologies, Inc. shall not be deemed to be a Subsidiary of Seller for purposes of this Agreement; provided, further, that Seller’s Subsidiaries shall include Connect Topco Limited and its Subsidiaries (and any of their respective successors) following the consummation of the transactions contemplated by that certain Share Purchase Agreement, dated November 8, 2021, relating to Connect Topco Limited between the investor sellers, the management sellers and the optionholder sellers party thereto and Viasat, Inc.

“Target Working Capital” means $145,000,000.

“Tax” means any and all taxes, including any net income, alternative or add-on minimum, gross income, gross receipts, sales, use, ad valorem, escheat, value-added, transfer, franchise, profits, license, registration, recording, documentary, gains, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit, custom duty or other tax, or other governmental fee, assessment or charge in the nature of a tax, together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority responsible for the imposition of any such tax (United States (federal, state or local) or foreign).

“Tax Return” means any return, report, declaration, claim for refund, information return or other document (including schedules thereto, other attachments thereto, amendments thereof, or any related or supporting information) filed or required to be filed with any Governmental Authority in connection with the determination, assessment or collection of any Tax.

“Technology” means tangible embodiments, whether in electronic, written or other media, of technology, including designs, design and manufacturing documentation (such as bill of materials, build instructions and test reports), schematics, algorithms, routines, formulae, Software, lab notebooks, specifications, development and lab equipment, processes, prototypes, works of authorship, technical data, know-how and devices. “Technology” does not include Intellectual Property Rights, including any Intellectual Property Rights in any of the foregoing.

“Trade Control Laws” means all applicable economic and trade sanctions, export and import controls, customs, laws, regulations, statutes, and orders, including those administered by the Office of Foreign Assets Control (“OFAC”), the Bureau of Industry and Security of the U.S. Department of Commerce (“BIS”), the European Union and any relevant European Union Member State, and HM Treasury of the United Kingdom; U.S. anti-boycott requirements; and export, import, re-export, and transfer controls, including the Tariff Act of 1930 as amended, regulations issued or enforced by U.S. Customs and Border Protection, the Export Administration Act of 1979, as amended, the Export Control Reform Act of 2018, the Export Administration Regulations, the

International Emergency Economic Powers Act, the Arms Export Control Act, the International Traffic in Arms Regulations (“ITAR”) administered and enforced by the U.S. Department of State’s Directorate of Defense Trade Controls (“DDTC”), Section 999 of the Internal Revenue Code, Executive Orders of the President regarding embargoes and restrictions on trade with Sanctioned Persons, the embargoes, restrictions and regulations administered by OFAC, the anti-boycott regulations administered by the U.S. Department of Commerce and the U.S. Department of the Treasury, and, to the extent applicable, the Laws of Governmental Bodies of other countries relating to the same subject matter as the U.S. statutes and regulations described above, except to the extent inconsistent with U.S. law.

“Trade Secret Rights” shall have the meaning set forth in the definition of Intellectual Property Rights.

“Trademarks” shall have the meaning set forth in the definition of Intellectual Property Rights.

“Transaction Documents” means this Agreement, the Ancillary Agreements, and any other agreement, document, certificate or instrument to be executed or delivered in connection with the Transactions.

“Transactions” means the transactions contemplated by this Agreement, including the sale and purchase of the Purchased Assets and the assignment and assumption of the Assumed Liabilities.

“Transferred Business Intellectual Property Rights” means (i) the Trademarks owned by Seller Parties that are primarily used in the Business (other than any Trademarks that include or incorporate the name “VIASAT” or any derivative or variation thereof or any Trademark confusingly similar thereto), including the common law Trademarks listed on Schedule 1.01(j), (ii) the Patents listed on Section 3.13(b) of the Disclosure Schedule, (iii) any Patents exclusively related to the Business that are filed after the Execution Date and before the Closing Date based on existing invention disclosures generated in the course of conducting the Business prior to the Closing Date, and (iv) those Trade Secret Rights and Copyrights that are owned by a Seller Party and are solely embodied in the Transferred Business Technology.

“Transferred Business Software” means the Software included in the Transferred Business Technology.

“Transferred Business Technology” means Technology that is both (i) owned by a Seller Party and (ii) used primarily in the Business. For the avoidance of doubt, Transferred Business Technology does not include CHUNC, Programmable Scalable Information Assurance Model (PSIAM) crypto technology or software-defined radio technology (it being understood that the Technology relating to the foregoing that is used in the Business as conducted by Seller and its Subsidiaries prior to the Closing is licensed under the Ancillary Agreements).

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.

“WARN Act” means the Worker Adjustment and Retraining Notification Act.

“Willful Breach” means, with respect to this Agreement, a party’s material breach of any representation, warranty, covenant or other agreement of such party set forth in this Agreement that constitutes, or is a consequence of, a purposeful act or failure to act by the applicable party with the actual knowledge that the taking of such action or failure to take such action would, or would reasonably be expected to, result in a material breach of this Agreement.

“Williamtown Facility” means the certain premises known as Unit 1.02 of Building D, Technology Place, Williamtown, Australia.

“Working Capital” means, with respect to the Business, as of the date of determination, the difference between the amounts set forth in the categories of line items entitled “Current Assets” (excluding any such assets that would be Excluded Assets if the measurement date were the Closing) and the categories of line items entitled “Current Liabilities” (excluding any such assets that would be Excluded Liabilities if the measurement date were the Closing) on the Reference Statement of Working Capital, subject to the definitional adjustments set forth therein. For the avoidance of doubt, the calculation of Working Capital shall not take into account any current assets or current liabilities that are not expressly included as line items in the Reference Statement of Working Capital.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Accrued Vacation Reimbursement Amount	6.05(i)
Agreement	Preamble
Allocation	2.07(a)
Anti-Corruption Laws	3.09(c)
Arbiter	2.08(c)
Assignment and Assumption Agreements	2.03(b)(i)
Benchmark BOA	Schedule 2.06
Bill of Sale	2.03(b)(ii)
Building W2	Schedule 1.01(g)
Business Released Parties	6.14(a)
Car-Parking License	Schedule 1.01(a)
Claim Notice	8.05(a)
Closing	2.02(a)
Closing Date	2.02(a)
Competing Activity	6.06(a)
Confidentiality Agreement	6.02(a)
Copyleft License	3.13(h)
Creation BOA	Schedule 2.06
DCAA	3.08(d)
Delayed Closing Date	2.02(a)
Designated Shared Contracts	2.06
Direct Claim	8.05(c)
Employee Plans	3.15(b)
Employee Sessions	6.05(e)

Term	Section
Employment Matters	6.05(e)
Enforceability Exceptions	3.01(b)
Execution Date	Preamble
FAR	2.05(b)(i)
Financial Statements	3.04(a)
First Extended End Date	9.01(b)
Governmental Approval	6.01(b)
Indemnified Party	8.05
Indemnifying Party	8.05
Initial End Date	9.01(b)
Intellectual Property License Agreement	2.03(b)(vi)
Intervala BOA	Schedule 2.06
Link-16 Terminal Supply Agreement	2.03(b)(iii)
Material Contract	3.07(a)
Material Customers	3.20(a)
Material Government Contract	3.08(a)
Material Suppliers	3.20(b)
Measurement Date	3.04(a)
NISPOM Supplement	3.09(c)
Non-Continuing Employee	6.05(g)
Novation Agreement	2.05(b)(i)
Objection Notice	2.08(b)
OCI	3.08(l)
On-Leave Business Employee	6.05(a)
Permits	3.09(b)
Post-Closing Comparability Period	6.05(a)
Pramacom IRA	Schedule 2.06
Pre-Closing Period	5.01
Prime U.S. Government Contract	2.05(b)(i)
Purchase Price	2.01(b)
Purchaser	Preamble
Purchaser 401(k) Plan	6.05(f)
Purchaser Bonus Plan	6.05(n)
Purchaser Bonus Plan Transition Date	6.05(n)
Purchaser Cure Period	9.01(e)
Qualifying Offer Terms	6.05(a)
Regal BOA	Schedule 2.06
Released Claims	6.14(a)
Remedy Action	6.01(e)
Replacement Contracts	2.06
Resolution Period	6.06(c)
Retained Names and Marks	6.10
Sanctions	3.09(e)
SDR Supply Agreement	2.03(b)(iv)
Second Extended End Date	9.01(b)

Term	Section
Seller	Preamble
Seller Releasing Parties	6.14(a)
Seller 401(k) Plans	6.05(f)
Seller Cure Period	9.01(d)
Scheduled Closing Date	2.02(a)
Subcontract Agreement	2.03(b)(vii)
SurCom IRA	Schedule 2.06
Tempe Building B1	Schedule 1.01(g)
Termination Payments	6.05(g)
Third Party Claim	8.05(a)
Transfer Taxes	6.07(a)
Transferred Business IT Assets	3.13(k)
Transferred Employee	6.05(a)
Transition Services Agreement	2.03(b)(iv)

Section 1.02 Definitional and Interpretative Provisions.

(a) The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b) The captions, headings and table of contents herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified.

(c) All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP unless otherwise specified. References to “written” or “in writing” include documents in electronic form or transmission by email. A reference to any Person includes such Person’s successors and permitted assigns.

(d) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, and words denoting either gender shall include both genders as the context requires. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(e) Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import.

(f) The use of the word “or” shall not be exclusive.

(g) Currency amounts referenced herein are in U.S. Dollars.

(h) The word “party” shall, unless the context otherwise requires, be construed to mean a party to this Agreement. Any reference to a party to this Agreement or any other agreement or document contemplated hereby shall include such party’s successors and permitted assigns.

(i) A reference to any legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations and statutory instruments issued or related to such legislation.

(j) Any exception or qualification set forth in the Disclosure Schedule with respect to a particular representation, warranty or covenant contained therein shall be deemed to be an exception or qualification with respect to all other applicable representations, warranties and covenants contained in this Agreement to which the relevance of such disclosure is reasonably apparent on the face of such disclosure. Nothing in the Disclosure Schedule shall broaden the scope of any representation, warranty or covenant of Seller contained in this Agreement.

(k) Any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement. No prior draft of this Agreement nor any course of performance or course of dealing shall be used in the interpretation or construction of this Agreement. No parol evidence shall be introduced in the construction or interpretation of this Agreement unless the ambiguity or uncertainty in issue is plainly discernible from a reading of this Agreement without consideration of any extrinsic evidence. Although the same or similar subject matters may be addressed in different provisions of this Agreement, the parties intend that, except as reasonably apparent on the face of the Agreement or as expressly provided in this Agreement, each such provision shall be read separately, be given independent significance and not be construed as limiting any other provision of this Agreement (whether or not more general or more specific in scope, substance or content).

(l) Except where the context otherwise requires, all references to materials being “made available” or “furnished” by Seller means documents posted and accessible to Purchaser and its Representatives in the “Project Viper” data room maintained by Intralinks Inc. on behalf of Seller no less than one Business Day prior to the Execution Date and remained so posted and accessible continuously through the Closing.

ARTICLE 2.

DESCRIPTION OF THE TRANSACTIONS

Section 2.01 Purchase and Sale of Purchased Assets.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Seller shall sell, assign, transfer, convey and deliver (or cause the applicable other Seller Party to sell, assign, transfer, convey and deliver) to Purchaser or a Subsidiary of Purchaser (as Purchaser may so designate), and Purchaser shall purchase, acquire and accept, all of Seller Parties’ right, title and interest in and to the Purchased Assets, free and clear of all Liens other than Permitted Liens.

(b) In consideration for the sale, assignment, transfer and delivery of the Purchased Assets to Purchaser, Purchaser shall (i) pay or cause to be paid to Seller $1,958,000,000 (the “Purchase Price”), subject to the adjustments expressly set forth herein, and (ii) assume from the applicable Seller Parties, and thereafter pay, perform and discharge when due, the Assumed Liabilities.

Section 2.02 Closing.

(a) The consummation of the transactions contemplated by Section 2.01 (the “Closing”) shall take place (i) at the offices of Latham & Watkins LLP, 12670 High Bluff Drive, San Diego, California 92130 or (ii) remotely by exchange of documents and signatures (or their electronic counterparts), in either case unless another place is mutually agreed to by the parties hereto, at 8:00 a.m. local time on a date to be mutually agreed to by the parties hereto, which date shall be the 3rd Business Day after the satisfaction or waiver of the last of the conditions set forth in Article 7 to be satisfied or waived (other than those conditions to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) (such date, the “Scheduled Closing Date”), or at such other time, date and location as the parties hereto agree in writing; provided that, if there are 10 Business Days or less remaining in Purchaser’s fiscal quarter on the date of the Scheduled Closing Date, Purchaser may, upon written notice to Seller no later than two Business Days prior to the Scheduled Closing Date, elect, subject to Schedule 2.02(a), to delay the Closing to the first Business Day of Purchaser’s fiscal quarter immediately succeeding the Scheduled Closing Date (the “Delayed Closing Date”) (the date of the Closing, which, for the avoidance of doubt, may be the Scheduled Closing Date, the Delayed Closing Date or such other date as may be mutually agreed to by the parties as provided herein, is hereinafter referred to as the “Closing Date”). The Closing will be deemed effective as of 12:01 a.m., Pacific Time, on the Closing Date.

(b) No later than three Business Days prior to the scheduled Closing Date, Seller shall deliver the Estimated Closing Statement to Purchaser; provided, that Seller shall (i) consider in good faith the reasonable comments of Purchaser to the Estimated Closing Statement delivered to Seller no later than one Business Day prior to the Closing Date and (ii) address any manifest arithmetic or calculation errors with respect to the Estimated Closing Statement presented by Purchaser. If Purchaser and Seller fail to mutually agree upon revisions to the Estimated Closing Statement on or prior to the Business Day prior to the Closing Date, then (x) neither Purchaser nor Seller shall delay the Closing because of such failure, (y) any revisions to the Estimated Closing Statement mutually agreed between Purchaser and Seller shall be used in the determination of the Closing Date Payment, and (z) as to any other items (including any items remaining in dispute between Purchaser and Seller), the amounts set forth in the Estimated Closing Statement as determined by Seller, without any adjustment, shall be the amounts used in the determination of the Closing Date Payment. Neither the agreement of the parties to make revisions to the Estimated Closing Statement, nor the failure of the parties to agree to such revisions, shall constitute a waiver or limitation of a party’s rights and obligations pursuant to Section 2.08.

Section 2.03 Purchaser Obligations at the Closing. At the Closing:

(a) Purchaser shall pay or cause to be paid the Closing Date Payment, plus the Closing Date Reimbursement Amount, to Seller by wire transfer of immediately available funds to the account designated by Seller to Purchaser in writing at least two Business Days prior to the Closing Date; and

(b) Purchaser shall execute and deliver to Seller the following:

(i) the Assignment and Assumption Agreement, substantially in the form of Exhibit A-1 and the IP Assignment and Assumption Agreement, substantially in the form of Exhibit A-2 (collectively, the “Assignment and Assumption Agreements”);

(ii) the Bill of Sale, substantially in the form of Exhibit B (the “Bill of Sale”);

(iii) the Link-16 Terminal Supply Agreement, substantially in the form of Exhibit C (the “Link-16 Terminal Supply Agreement”);

(iv) the SDR Supply Agreement, substantially in the form of Exhibit D (the “SDR Supply Agreement”);

(v) the Transition Services Agreement, substantially in the form of Exhibit E (the “Transition Services Agreement”);

(vi) the Intellectual Property License Agreement, substantially in the form of Exhibit F (the “Intellectual Property License Agreement”);

(vii) the Subcontract Agreement, substantially in the form of Exhibit G (the “Subcontract Agreement”);

(viii) a certificate executed on behalf of Purchaser by a duly authorized officer and containing representations and warranties of Purchaser to the effect that the conditions set forth in Section 7.03(a) and Section 7.03(b) have been duly satisfied; and

(ix) all such other documents, agreements, instruments, writings, local law asset transfer agreements and certificates as Seller may reasonably request as are necessary to fully effect the consummation of the Transactions or for Seller to satisfy its obligations hereunder.

Section 2.04 Seller Obligations at the Closing. At the Closing, Seller shall execute and deliver to Purchaser the following:

(a) the Assignment and Assumption Agreements;

(b) the Bill of Sale;

(c) the Link-16 Terminal Supply Agreement;

(d) the SDR Supply Agreement;

(e) the Transition Services Agreement;

(f) the Intellectual Property License Agreement;

(g) the Subcontract Agreement;

(h) a certificate executed on behalf of Seller by a duly authorized officer and containing representations and warranties of Seller to the effect that the conditions set forth in Section 7.02(a) and Section 7.02(b) have been duly satisfied;

(i) a valid IRS Form W-9 or appropriate IRS Form W-8, as applicable, with respect to each of Seller and any Subsidiary of Seller which is a transferor under this Agreement or any Ancillary Agreement; and

(j) all such other documents, agreements, instruments, writings, local law asset transfer agreements and certificates as Purchaser may reasonably request as are necessary for Purchaser to satisfy its obligations hereunder.

Section 2.05 Assignment and Novation.

(a) Business Contracts.

(i) Each party shall, and shall cause its respective Subsidiaries to, use commercially reasonable efforts to obtain or to cause to be obtained any consent, substitution or amendment required to assign all rights and Liabilities under Business Contracts and the Assumed Liabilities or to obtain in writing the unconditional release of all parties to such arrangements, so that, in any case, Purchaser will be solely responsible for such rights and Assumed Liabilities from and after the Closing; provided, however, that neither Seller nor any of its Subsidiaries shall be obligated to (v) pay any consideration, consent fee, “profit sharing” payment (including increased or accelerated payments therefor) to any Person from whom any such consent, substitution, amendment or release is requested (other than any amounts that Purchaser agrees to reimburse Seller), (w) relinquish or forbear any rights, or agree to any restriction on the conduct of any business or operations or the ownership or exercise of any assets, properties or rights of Seller or its Subsidiaries or, after the Closing, Purchaser or its Subsidiaries, (x) pay any costs or expenses of any Person resulting from the process of obtaining such consent, substitution, amendment or release (other than any amounts that Purchaser agrees to reimburse Seller), (y) amend, supplement or otherwise modify in any material respect any such Business Contract or (z) agree or commit to do any of the foregoing, in each case, for the purposes of obtaining and/or effecting any third-party consents.

(ii) If either party or any of its Subsidiaries is unable to obtain, or to cause to be obtained, any required consent, substitution, amendment or release to a particular Business Contract effective as of the Closing, then, until such time such consent, substitution, amendment or release is obtained, (w) Seller or its applicable Subsidiary, as the case may be, shall continue to be bound by such Business Contract, as the case may be, (x) unless not permitted by the terms thereof or Applicable Law, Purchaser shall, as agent or subcontractor for Seller or its Subsidiary, as applicable, pay, perform and discharge fully, or cause to be paid, performed or discharged fully all the obligations or other Liabilities of Seller or such Subsidiary thereunder from and after the Closing, at no cost or expense to Seller or any of its Subsidiaries (except to the extent expressly otherwise provided herein or in the other Transactions Documents), (y) each of Seller and Purchaser shall cooperate in implementing any reasonable and lawful arrangement designed to provide, to the maximum extent practicable, all of the economic benefits arising pursuant to each of the Business Contracts to Purchaser, and, at the reasonable request of Purchaser, Seller shall use its commercially reasonable efforts to exercise for Purchaser’s account (and at Purchaser’s expense for all reasonable out-of-pocket costs), any rights of Seller in respect of the Business arising from any such Business Contract (subject to Purchaser’s timely payment, performance and discharge in full all of the obligations or other Liabilities thereunder or relating thereto, and provided, that Seller shall not be required to initiate or commence any Proceeding in connection therewith unless (A) Purchaser so expressly requests in writing and agrees in writing to bear all reasonable out-of-pocket costs in connection therewith, (B) Purchaser and Seller jointly agree in good faith that there is a reasonable basis for such Proceeding, and (C) such Proceeding is not against any Governmental Authority), and (z) Seller shall pay and remit, or cause to be paid or remitted, to Purchaser promptly all money, rights and other consideration received by Seller or any of its Subsidiaries in respect of such performance. Purchaser shall indemnify and hold harmless Seller and its Subsidiaries, as applicable, from and against all obligations and other Liabilities (including Tax Liabilities) arising out of or relating to Purchaser’s performance under such arrangements or failure to timely pay, perform or discharge in full all of the obligations or other Liabilities under the applicable Business Contract, except to the extent such obligations or other Liabilities result from or arise out of Seller’s gross negligence, willful misconduct, fraud or material breach of its obligations pursuant to this Agreement. Following the Closing, if and when any such consent, approval, substitution, amendment or release shall be obtained or such Business Contract shall otherwise become assignable, all of Seller’s or its applicable Subsidiary’s rights, obligations and other Liabilities thereunder shall be deemed to have been automatically assigned and transferred to Purchaser on the terms set forth in this Agreement, as of the Closing, for no additional consideration.

(iii) Seller’s obligations under this Section 2.05(a) shall not extend beyond the earlier of (x) the original term of the applicable Business Contract and (y) the first anniversary of the Closing Date.

(b) Prime U.S. Government Contracts.

(i) Notwithstanding the generality of Section 2.05(a), promptly following execution of this Agreement, with respect to each prime Government Contract with the U.S. Government (each, a “Prime U.S. Government Contract”), the parties agree to prepare such requests as may be necessary for the U.S. Government (x) to recognize Purchaser as the applicable Seller Party’s successor in interest to such Prime U.S. Government Contract from and after the Closing and (y) to enter into a novation agreement (a “Novation Agreement”), pursuant to which, subject to the requirements of the Federal Acquisitions Regulation (“FAR”) Part 42, all of the applicable Seller Party’s right, title and interest in and to, and, subject to the terms of this Agreement, all of the applicable Seller Party’s obligations and Liabilities under, such Prime U.S. Government Contract shall be validly conveyed, transferred, assigned and novated to Purchaser by all parties to such Prime U.S. Government Contract from and after the Closing.

(ii) During the applicable Pre-Novation Period, (x) Purchaser shall perform the applicable Seller Party’s obligations under such Prime U.S. Government Contracts in lieu of such Seller Party in accordance with the Subcontract Agreement and (y) Purchaser shall assume, agree to be bound by, undertake to perform the terms and conditions contained in, and receive the benefit of each Prime U.S. Government Contract as if such Prime U.S. Government Contract were already novated; provided that nothing herein shall be deemed to amend the terms of such Prime U.S. Government Contract. Purchaser shall indemnify and hold harmless Seller and its Subsidiaries, as applicable, from and against all obligations and other Liabilities (including Tax Liabilities) arising out of or relating to Purchaser’s performance under such arrangements or failure to timely pay, perform or discharge in full all of the obligations or other Liabilities under the applicable Government Contract, except to the extent such obligations or other Liabilities result from or arise out of Seller’s gross negligence, willful misconduct, fraud or material breach of its obligations pursuant to this Agreement.

(iii) During the applicable Pre-Novation Period, each party shall (x) cooperate and coordinate with the other in the making of any requests as may be necessary for the novation of any Prime U.S. Government Contract subject to this Section 2.05(b) and (y) supply the other party or its outside counsel with any information that may be reasonably required or requested by any Governmental Authority in connection with such requests. Without limiting the generality of anything contained in this Section 2.05(b) and unless otherwise agreed upon, Purchaser shall be responsible for communications with the U.S. Government regarding any Prime U.S. Government Contract subject to this Section 2.05(b). Purchaser shall keep Seller promptly informed as to the status of any requests involving the U.S. Government regarding the novation of any Prime U.S. Government Contract and promptly inform Seller of any communication to or from any Governmental Authority regarding such requests. Any correspondence, invoices or other written submissions, including requests for equitable adjustments, claims, contract modifications and requests for final decisions, will be prepared by Purchaser in the name of Seller, coordinated with Seller and submitted for Seller’s approval, which approval shall not be unreasonably withheld, conditioned or delayed, signed by Seller if approved and, once approved by Seller, submitted by Purchaser to the Governmental Authority. In the event Seller or any of its Subsidiaries has any material communications with the U.S. Government regarding any Prime U.S. Government Contract subject to this Section 2.05(b), Seller will include Purchaser in any such communications; provided that circumstances may dictate that from time to time the U.S. Government may initiate communications with Seller in such a manner that Seller cannot include Purchaser from the outset, in which case Seller shall use commercially reasonable efforts to limit the amount of material communication with the U.S. Government until Purchaser can participate and shall promptly update Purchaser. Seller shall promptly forward to Purchaser any written communications from the U.S. Government referring to or relating to any Prime U.S. Government Contract subject to this Section 2.05(b). Notwithstanding the foregoing, nothing in this Section 2.05(b)(iii) shall apply to any communications with respect to the matters set forth on Sections 3.08(d) and 3.08(i) of the Disclosure Schedule, for which Seller shall be solely responsible.

(iv) Purchaser recognizes that if any Prime U.S. Government Contract involves products, services or technical data subject to any Applicable Law, Purchaser shall be solely responsible for complying with any and all such Applicable Law, including obtaining any registration or licenses required for the lawful export of any such items.

(v) To the extent that there is an outstanding Government Bid submitted to the U.S. Government that is exclusively related to the Business and relates to a Prime U.S. Government Contract that is accepted after Closing, the resulting Contract shall be treated as a Prime U.S. Government Contract and subject to the procedures set forth in this Section 2.05(b). In the event that any Prime U.S. Government Contract does not become subject to a Novation Agreement, Seller and Purchaser shall cooperate reasonably in a mutually agreeable arrangement under which Purchaser would obtain the economic benefits and assume the obligations and bear the economic burdens associated with such Prime U.S. Government Contract in accordance with this Agreement. Purchaser shall indemnify and hold harmless Seller and its Subsidiaries, as applicable, from and against all obligations and other Liabilities (including Tax Liabilities) arising out of or relating to each such arrangement.

(vi) Seller’s obligations under this Section 2.05(b) shall not extend beyond the earlier of (x) the original term of the applicable Prime U.S. Government Contract and (y) the first anniversary of the Closing Date.

(vii) For the avoidance of doubt, unless otherwise required by Applicable Law, the parties agree, in the case of a Prime U.S. Government Contract that is the subject of a Subcontract Agreement (x) to treat, for applicable Tax purposes, (A) Purchaser as the agent of Seller and (B) Purchaser as the owner of such Purchased Asset and (y) not to take any position that is inconsistent with such treatment.

(viii) In the event that the U.S. Government declines to enter into a Novation Agreement in accordance with, and to the extent required by, FAR Part 42, Subpart 42.12 recognizing the transfer of the Prime U.S. Government Contracts to Purchaser, or until such time as the U.S. Government recognizes such transfer by entering into any Novation Agreements, nothing in this Agreement will constitute a transfer, assignment, attempted transfer or an attempted assignment thereof or of any Government Furnished Equipment related thereto.

Section 2.06 Designated Shared Contracts. Seller, on the one hand, and Purchaser, on the other hand, shall, and shall cause their respective Subsidiaries to, cooperate and shall use their commercially reasonable efforts to arrange for Purchaser to enter into a new Contract (each, a “Replacement Contract”) with the applicable counterparty to (i) each Retained Shared Contract set forth in Schedule 2.06(a) and (ii) if so requested by Purchaser prior to the date that is one year after the Closing Date, any additional Retained Shared Contract identified in writing by Purchaser to Seller after the Execution Date (x) pursuant to which Seller or its Subsidiaries receives goods, services or rights from a third party that were used in the Business prior to the Closing for the design, development, manufacture, testing, installation, maintenance, marketing, sale or support of the Products or (y) that is a Customer Contract set forth on Schedule 2.06(b) (the “Designated Shared Contracts”), which Replacement Contracts will provide that Purchaser receives contract rights and obligations under the Designated Shared Contracts that are substantially similar to those contract rights and obligations of Seller and its Subsidiaries with respect to the conduct of the Business as of the Execution Date and prior to the Closing. Purchaser and Seller shall cooperate and provide each other with reasonable assistance in effecting such separation of the Designated Shared Contracts prior to the Closing and for a period of 12 months following the Closing. If Purchaser and Seller are not able to effect the separation of a Designated Shared Contract prior to the Closing, then, until any such Designated Shared Contract is separated, to the extent permissible under Applicable Law and under the terms of such Designated Shared Contract, Purchaser and Seller shall (a) assume and perform the Liabilities under such Designated Shared Contract relating to their respective businesses or that of their Affiliates (and shall promptly reimburse the other party for any expenses relating thereto incurred by the other party or its Subsidiaries), allocated in accordance with this Section 2.06, (b) hold in trust for the benefit of the other party, and shall promptly forward to the other party, any monies or other benefits received pursuant to such Designated Shared Contract relating to the respective businesses of the other party (or its respective Subsidiaries) and (c) use commercially reasonable efforts to institute any reasonable and lawful arrangements designed to provide, to the maximum extent practicable, all of the economic benefits of the Designated Shared Contracts relating to the Business to Purchaser, including (where applicable), at Purchaser’s request, by Seller designating Purchaser as a “designated purchaser” (or similar arrangement) under any Designated Shared Contract with a supplier of the Business, and, at the reasonable request of Purchaser, Seller shall use its commercially reasonable efforts to exercise for Purchaser’s account (and at Purchaser’s expense for all reasonable out-of-pocket costs), any rights of Seller in respect of the Business arising from any such Designated Shared Contract (subject to Purchaser’s timely payment, performance and discharge in full of the obligations or other Liabilities thereunder or relating thereto), provided, that Seller shall not be required to initiate or commence any Proceeding in connection therewith. Purchaser and Seller shall indemnify and hold harmless the other party and such other party’s Subsidiaries, as applicable, from and against all obligations and other Liabilities (including Tax Liabilities) solely arising out of or relating to each respective party’s or such party’s Subsidiaries’ performance under any such arrangements, except to the extent such obligations or other Liabilities result from or arise out of such party’s or such party’s Subsidiaries’ gross negligence, willful misconduct, fraud or material breach of its obligations pursuant to this Agreement. With respect to Liabilities pursuant to, under or relating to a given Designated Shared Contract, such Liabilities shall, unless otherwise allocated pursuant to this Agreement or a Replacement Contract, be allocated from time to time between Seller, on the one hand, and Purchaser, on the other hand, as the case may be, based on the relative proportions of total benefits received (to the extent the Liabilities relate to a specific period, over such period, and otherwise over the term of the applicable Designated Shared Contract, measured up to the date of the allocation, without duplication) by Seller, on the one hand, or Purchaser, on the other hand, under the relevant Designated Shared Contract. Notwithstanding the foregoing, each party shall be solely responsible for any and all Liabilities to the extent arising out of or relating to such party’s (or its Affiliates’) breach of any such Designated Shared Contract. It is acknowledged that for the purposes of this Section 2.06, what constitutes “substantially similar” shall be determined after taking into account changes in volume and similar pricing metrics, as well as the needs of the applicable party.

Nothing in this Section 2.06 shall be construed so as to require Seller or any of its Affiliates or Purchaser or any of its Affiliates to (i) pay any consideration, consent fee, “profit sharing” payment (including increased or accelerated payments therefor) to any third party in connection with the separation or transfer of, or otherwise in respect of, any Designated Shared Contract, (ii) relinquish or forbear any rights, or agree to any restriction on the conduct of any business or operations or the ownership or exercise of any assets, properties or rights, or (iii) pay any costs or expenses of any Person in connection therewith.

Section 2.07 Allocation of Purchase Price.

(a) Seller and Purchaser shall allocate the Purchase Price (and Assumed Liabilities, to the extent properly taken into account under the Code) among the Purchased Assets and the covenant not to compete contained in Section 6.06 and the assets, properties and rights that are the subject of the Intellectual Property License Agreement for Tax purposes according to their market value and, where applicable, Section 1060 of the Code, the Treasury Regulations promulgated thereunder (and any similar provision of state, local or foreign law, as appropriate) (the “Allocation”). The Allocation shall be prepared by Purchaser, and within 120 days after the Closing Date or as soon as reasonably practicable thereafter, Purchaser shall deliver the Allocation to Seller for its review and approval, which approval shall not be unreasonably withheld, conditioned or delayed; provided, solely with respect to the assets, properties and rights that are the subject of the Intellectual Property License Agreement, Purchaser shall deliver a draft Allocation to Seller 10 days prior to the Closing Date or as soon as reasonably practicable thereafter. Purchaser and Seller shall file all Tax Returns (including Internal Revenue Service Form 8594) with respect to the Transactions consistently with the Allocation. Purchaser and Seller shall work in good faith to resolve any disputes relating to the Allocation within 30 days. If Purchaser and Seller are unable to resolve any such dispute, such dispute shall be resolved promptly by a nationally recognized accounting firm mutually acceptable to Purchaser and Seller, the costs of which shall be borne by Purchaser and/or Seller pursuant to the principles of Section 2.08(c).

(b) Neither Seller nor Purchaser shall take any Tax position inconsistent with such Allocation and neither Seller nor Purchaser shall agree to any proposed adjustment to the Allocation by any Governmental Authority without first giving the other party prior written notice; provided, however, that nothing contained herein shall prevent Seller or Purchaser from settling any proposed deficiency or adjustment by any Governmental Authority based upon or arising out of the Allocation, and neither Seller nor Purchaser shall be required to litigate before any court any proposed deficiency or adjustment by any taxing authority challenging such Allocation.

(c) If the Purchase Price is adjusted pursuant to Section 2.08 or Article 8, the Allocation shall be adjusted in a manner consistent with the procedures set forth above.

Section 2.08 Post-Closing Adjustment of Purchase Price. The Purchase Price shall be subject to adjustment after the Closing as specified in this Section 2.08:

(a) As soon as reasonably practical after the Closing, but in no event later than 90 days after the Closing Date, Purchaser shall prepare and deliver to Seller the Closing Statement, which shall, in the case of Closing Working Capital, be prepared (i) using and applying the

Accounting Principles and (ii) taking into account the definitional adjustments set forth in the Reference Statement of Working Capital. The parties agree that the determination of the Estimated Closing Working Capital and Final Closing Working Capital will be without any change in or introduction of any new reserves, other than changes in or the addition of reserves attributable to changes in facts and circumstances occurring after the Measurement Date, and without duplication to any items counted in such determination. To the extent reasonably required by Purchaser in connection therewith, Seller shall provide Purchaser with reasonable access during normal business hours to its books, records and employees in connection with Purchaser’s preparation of the Closing Statement (subject to Seller taking actions to ensure compliance by Seller and its Subsidiaries and their respective directors, officers and employees with any COVID-19 Measures).

(b) Within 45 days after receipt of the Closing Statement, Seller may, by written notice to Purchaser, object to the Closing Statement. If Seller objects to the Closing Statement, it shall within such 45-day period deliver written notice of its objection (the “Objection Notice”) to Purchaser, which Objection Notice shall: (i) set forth the items being disputed and the reasons therefor and (ii) specify Seller’s calculation of Closing Working Capital. If Seller does not deliver an Objection Notice within such 45-day period, Purchaser’s calculation of Closing Working Capital set forth in the Closing Statement shall be deemed the Final Closing Working Capital. To the extent reasonably required by Seller, Purchaser shall provide Seller with reasonable access to its books, records and employees in connection with Seller’s review of the Closing Statement.

(c) If Purchaser does not dispute any items in the Objection Notice within 30 days after delivery of the Objection Notice, Seller’s calculation of Closing Working Capital set forth in the Objection Notice shall be deemed the Final Closing Working Capital. For 30 days after delivery of the Objection Notice, Purchaser and Seller shall seek in good faith to resolve all disputes between them regarding the Closing Statement. If Purchaser and Seller cannot resolve all such disputes within such period, the matters in dispute shall be determined by Grant Thornton LLP or, if such firm is unavailable to act in such capacity, by another nationally recognized independent public accounting firm reasonably satisfactory to both Purchaser and Seller (the “Arbiter”). Promptly, but not later than 30 Business Days after the Arbiter’s formal engagement (based solely on the submissions by Seller and Purchaser to the Arbiter and not by independent review, and in a manner consistent with the preparation of the Reference Statement of Working Capital, including the Accounting Principles) only those items in dispute and shall render a report as to its resolution of such items and the resulting calculation of Closing Working Capital pursuant to the terms of this Agreement. For purposes of the Arbiter’s calculation of Closing Working Capital and Closing Indebtedness, the amounts to be included shall be the appropriate amounts from the Closing Statement as to items that are not in dispute, and the amounts determined by the Arbiter, as to items that are submitted for resolution by the Arbiter. In resolving any disputed item, the Arbiter may not assign a value to such item greater than the greatest value for such item claimed by either party or less than the lowest value for such item claimed by either party. Purchaser and Seller shall cooperate with the Arbiter in making its determination and, absent manifest error or fraud, such determination shall be conclusive and binding upon Purchaser and Seller, and the Arbiter’s calculation of (i) Closing Working Capital shall be deemed the Final Closing Working Capital, and (ii) Closing Indebtedness shall be deemed the Final Closing Indebtedness. The Arbiter shall allocate its costs and expenses between Purchaser and Seller based upon the percentage of the aggregate contested dollar amount submitted to the Arbiter that is ultimately awarded to Purchaser on the one hand, or Seller, on the other hand, such that Purchaser bears a percentage of such costs and expenses equal to the percentage of the contested dollar amount awarded to Seller and Seller bears a percentage of such costs and expenses equal to the percentage of the contested dollar amount awarded to Purchaser.

(d) Within three Business Days of the determination of Final Closing Working Capital:

(i) In the event the Final Purchase Price is less than the Closing Date Payment, then Seller shall pay to Purchaser the amount of such shortfall.

(ii) In the event the Final Purchase Price is greater than the Closing Date Payment, then Purchaser shall pay to Seller the amount of such excess.

Section 2.09 Withholding. Purchaser shall be entitled to deduct and withhold from the consideration otherwise payable or deliverable to Seller in connection with the Transactions such amounts that Purchaser is required to deduct and withhold with respect to any such deliveries and payments under the Code or any other Applicable Law. In the event that Purchaser determines that Applicable Law requires such withholding of Taxes from consideration otherwise payable to Seller, Purchaser (a) shall notify Seller reasonably in advance of such withholding with reasonable supporting documentation regarding the imposition by the relevant Applicable Law of a legal obligation to make such deduction and withholding, and (b) shall cooperate in good faith with Seller to take any reasonable actions to reduce or eliminate such withholding of Taxes. To the extent that amounts are so withheld in compliance with this Section 2.09 and are deposited with or otherwise paid to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE 3.

REPRESENTATIONS AND WARRANTIES OF SELLER

Except as disclosed in, or qualified by any matter set forth in, the Disclosure Schedule, Seller hereby represents and warrants to Purchaser as of the Execution Date and as of the Closing (or in the case of representations and warranties that speak of a specified date, as of such specified date):

Section 3.01 Existence and Authority.

(a) Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

(b) Seller has all necessary power and authority to enter into and to perform its obligations under this Agreement and the other Transaction Documents to which Seller is a party, and the execution, delivery and performance by Seller of this Agreement and the other Transaction Documents to which Seller is a party have been duly authorized by all necessary action on the part of Seller, and no additional corporate or stockholder approvals are required in connection with the execution, delivery and performance by Seller of this Agreement or any of the Transaction Documents to which Seller is a party. This Agreement constitutes, and the other Transaction Documents to which Seller is a party when executed and delivered will constitute, assuming due authorization, execution and delivery by all other parties thereto, the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with their respective terms, subject to (i) laws of general application relating to bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies (collectively, the “Enforceability Exceptions”).

(c) Each Seller Party other than Seller is duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation, and is or prior to the Closing will be duly authorized to sell, assign, transfer and deliver to Purchaser each Purchased Asset to be sold, assigned, transferred or delivered by such Seller Party hereunder.

Section 3.02 Governmental Authorization. Except as set forth on Section 3.02 of the Disclosure Schedule, the execution, delivery and performance by Seller of this Agreement and the consummation by Seller of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, other than (a) compliance with any applicable requirements of the HSR Act and the Antitrust Laws set forth on Section 3.02(a) of the Disclosure Schedule, (b) any required notifications to DDTC pursuant to Section 122.4 of the ITAR, (c) any action or filing that is required solely due to the identity or attributes of Purchaser, (d) applicable requirements of and filings with the Securities and Exchange Commission under the Exchange Act, (e) any action or filing by or with a Governmental Authority in its capacity as a counterparty to a Government Contract, (f) filings of the IP Assignment and Assumption Agreement with the U.S. Patent and Trademark Office, and (g) any actions or filings the absence of which, individually or in the aggregate, would not reasonably be expected to be material to the Business, taken as a whole.

Section 3.03 Non-Contravention. The execution, delivery and performance by Seller and any Seller Party of this Agreement and the consummation by Seller of the Transactions do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Seller or any applicable Seller Party, (b) assuming compliance with the matters referred to in Section 3.02, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 3.02, except as disclosed in Section 3.03 of the Disclosure Schedule, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default under, or cause or permit the termination or cancellation of any Contract to which any Seller Party is party, or (d) result in the creation or imposition of any Lien, other than Permitted Liens, on any Purchased Asset, except, with respect to the above-described clauses (b), (c) and (d), for any such contraventions, conflicts, violations, breaches, defaults, Liens or other occurrences, which, individually or in the aggregate, would neither reasonably be expected to (i) be material to the Business, taken as a whole nor (ii) prevent, materially delay or materially impair the consummation of the Transactions.

Section 3.04 Financial Statements.

(a) Section 3.04(a) of the Disclosure Schedule contains (i) a statement summarizing the Purchased Assets and Assumed Liabilities as of December 31, 2021 (such date, the “Measurement Date”) (except as set forth in the notes thereto, and excluding Purchased Assets and Assumed Liabilities of a type or nature that are not required by GAAP to be reflected on the face of a balance sheet, or Purchased Assets and Assumed Liabilities constituting or relating to Space Products), (ii) a statement summarizing the operating activities of the Business for the twelve months ended December 31, 2021 (other than operating activities with respect to Space Products) and (iii) statements summarizing the operating activities of the Business during the fiscal quarters ended March 31, 2022 and June 30, 2022 (other than operating activities with respect to Space Products) (collectively, the “Financial Statements”).

(b) Except as set forth in Section 3.04(b) of the Disclosure Schedule or disclosed in the notes to the Financial Statements, the Financial Statements: (i) are unaudited, (ii) are derived from the books and records of Seller and its Subsidiaries, which are maintained by Seller and its Subsidiaries in a manner that permits Seller to incorporate the financial information of the Business into the consolidated financial statements of Seller and its Subsidiaries in accordance with GAAP, and (iii) fairly present in all material respects the Purchased Assets, Assumed Liabilities and operating activities of the Business as of the relevant date and for the period covered thereby (excluding Purchased Assets, Assumed Liabilities and operating activities constituting or relating to Space Products). There has been no material change in the accounting methods or practices of the Business since the earliest date covered by the Financial Statements that is not expressly described therein (other than changes required by GAAP or disclosed in the reports filed by Seller with the U.S. Securities and Exchange Commission).

(c) Seller maintains, and has maintained at all times since April 1, 2019, a system of “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) reasonably designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including that transactions (i) are recorded as necessary to permit preparation of Seller’s consolidated financial statements in accordance with GAAP, and (ii) are executed and the Business is operated in all material respects in accordance with management’s general or specific authorizations. The Financial Statements were prepared based upon the information contained in the books and records of the Business. The books and records of the Business fairly reflect, in all material respects, all dealings and transactions in respect of the Business (other than changes required by GAAP).

(d) Since April 1, 2021, Seller (i) has no “significant deficiency” or “material weakness” (as such terms are defined in Auditing Standard No. 5 of the Public Company Accounting Oversight Board, as in effect on the Execution Date) in the design or operation of Seller’s internal controls over financial reporting that would be reasonably expected to adversely affect Seller’s ability to record, process, summarize and report the financial information related to the Business contained in the Financial Statements and (ii) has not had any fraud or other willful wrongdoing, whether or not material, that involves management or other employees of Seller and its Subsidiaries who have (or had) a significant role in the internal controls over financial reporting of the Business or the preparation of the Financial Statements. Neither Seller nor its Affiliates has received any material complaints or concerns regarding possible violations of Applicable Law in respect of the Business or in connection with any Assumed Liability made since April 1, 2019 through Seller’s whistleblower hot-line or equivalent system for receipt of employee concerns regarding possible violations of Applicable Law in respect of the Business.

(e) Accounts Receivable reflected in the Financial Statements arose in the Ordinary Course, and, to the Knowledge of Seller, represented, represent or will represent, valid and enforceable obligations arising solely out of bona fide sales, performance of services or other business transactions in the Ordinary Course, and to the Knowledge of Seller, are not subject to any material pending set-offs, counterclaims or valid defenses, other than normal cash discounts accrued in the Ordinary Course and subject to allowances for bad debt recorded in the Ordinary Course.

(f) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, the Inventory is of a quality and quantity usable and saleable in the Ordinary Course in all material respects, except for obsolete, damaged, defective or slow-moving Inventory or excess Inventory that has been written off or written down to fair market value or for which adequate reserves have been established. To the Knowledge of Seller, no material amount of Inventory is with customers, distributors or other Persons, on consignment or otherwise, that would reasonably be expected to be returned to Seller or any of its Subsidiaries for a full refund of all or part of the purchase price therefor.

(g) Except as set forth in Section 3.04(b) of the Disclosure Schedule, the information set forth on Section 3.04(g) of the Disclosure Schedule was prepared by Seller in good faith based on the books and records of the Business and fairly represents in all material respects the operating activities of the Business with respect to Space Products for the period covered thereby.

Section 3.05 Absence of Certain Changes. Since the Measurement Date through the date of this Agreement, except as contemplated by this Agreement or as disclosed in Section 3.05 of the Disclosure Schedule, (a) the Business has been conducted in all material respects in the Ordinary Course (except for actions related to the negotiation, execution or delivery of this Agreement or the Transactions or the sales process relating to the potential sale of the Business), (b) there has not been any change, occurrence or development in the financial condition, properties, assets, liabilities, business or results of operations of the Business that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (c) there has not been any action taken by Seller and its Subsidiaries that, if taken during the period from the date of this Agreement through the Closing Date without Purchaser’s consent, would constitute a breach of clauses (a), (b), (e), (f), (g), (h), (l) and (solely to the extent relating to any of the foregoing clauses of Section 5.01) (o) of Section 5.01.

Section 3.06 No Undisclosed Liabilities. The Assumed Liabilities do not include any Liabilities of a type that would reasonably be expected to result in any claims against, or obligations or liabilities of, the Business, except for Liabilities (a) accrued, reflected in, adequately reserved against or disclosed in the Financial Statements and the notes thereto, (b) incurred in the Ordinary Course since the Measurement Date, (c) in the case of Liabilities relating to Space Products, incurred in the Ordinary Course (whether before or after the Measurement Date) that are not, individually or in the aggregate, material in amount or effect on the Space Products portion of the Business, (d) incurred under this Agreement or in connection with the Transactions, (e) that are future performance obligations under Business Contracts (other than Liabilities arising out of a breach by Seller or any of its Subsidiaries thereunder), or (f) that have not had, or would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole.

Section 3.07 Material Contracts.

(a) Section 3.07(a) of the Disclosure Schedule sets forth a correct and complete list of each of the following Business Contracts in effect as of the date of this Agreement (a Business Contract responsive to any of the following categories being hereinafter referred to as a “Material Contract”):

(i) any material Business Intellectual Property License;

(ii) any Business Contract (w) imposing any non-de minimis restriction on the right or ability of the Business from freely engaging in business anywhere in the world or competing in any line of business or in any geographic area with any Person in any material respect (in each case, other than non-solicitation covenants entered into the Ordinary Course, and other than customary restrictions in Government Contracts relating to communications security, encryption technologies, Trade Control Laws and the ability to conduct the Business outside of the United States), (x) containing exclusivity obligations or similar restrictions that would be binding on the Business after Closing, (y) containing any “take or pay” obligations on the Business or “sole source” supply obligations on the Business that obligate the Seller Parties to purchase any product or service exclusively from a single party, or (z) containing “most favored nation” provisions for the benefit of the counterparty thereto that are material to the Business;

(iii) any Assumed Lease;

(iv) any Business Contract (or group of related Business Contracts with respect to a single transaction or series of related transactions) pursuant to which the Business currently leases personal property to or from any Person providing for annual lease payments in excess of $2,000,000;

(v) any (x) Business Contract (other than a Government Contract) with any Material Customer, excluding non-disclosure agreements and any purchase or sales orders (other than any such orders that are active as of the Execution Date and are in excess of $1,000,000), delivery/task orders, modifications and any other ordering or acknowledgement documents, and (y) any Material Government Contract; in each case excluding any purchase or sales orders issued after September 20, 2022 on terms and conditions that are consistent in all material respects with other purchase or sales orders of the Business that have been made available by Seller and do not modify the terms and conditions of the base Business Contract that governs such purchase or sale order (if any) in any material respect;

(vi) any Business Contract with any Material Supplier, excluding (x) non-disclosure agreements, (y) any purchase or sales orders (other than any such orders that are active as of the Execution Date and are in excess of $1,000,000), delivery/task orders, modifications and other ordering or acknowledgement documents, and (z) any purchase or sales orders issued after September 20, 2022 on terms and conditions that are consistent in all material respects with other purchase or sales orders of the Business that have been made available by Seller and do not modify the terms and conditions of the base Business Contract that governs such purchase or sale order (if any) in any material respect;

(vii) any Business Contract requiring capital expenditures after the date of this Agreement in excess of $5,000,000 individually or a series of related capital expenditures in excess of $7,500,000 in the aggregate;

(viii) any Business Contract constituting a partnership agreement, limited liability company agreement or similar agreement with respect to the establishment or operation of a partnership, joint venture or limited liability company, and any other Business Contract that creates a strategic alliance, joint venture or similar arrangement;

(ix) any Business Contract relating to Indebtedness for the borrowing of money or guaranteeing Indebtedness for borrowed money in excess of $2,000,000;

(x) any Business Contract under which (x) any Person has directly or indirectly guaranteed any Liabilities of Seller or any of its Subsidiaries in connection with the Business or (y) Seller has directly or indirectly guaranteed Liabilities of any other Person; in each case other than (A) guarantees by Seller of the obligations under a Business Contract of a Seller Party party thereto and (B) endorsements for the purposes of collection in the Ordinary Course;

(xi) any Business Contract relating to the creation of any material Lien, other than Permitted Liens, with respect to any material Purchased Asset;

(xii) any Business Contract pursuant to which Seller or any of its Subsidiaries in respect of the Business acquired another operating business and involving payment obligations in excess of $10,000,000 under which the Business has ongoing rights or obligations;

(xiii) any Business Contract that contains a put, call, right of first refusal, right of first offer or similar right pursuant to which Seller or any of its Affiliates could be required to, directly or indirectly, purchase or sell, as applicable, any Purchased Assets reasonably expected to result in payments with a value in excess of $1,000,000 in any 12-month period;

(xiv) any Business Contract containing any standstill or similar agreement pursuant to which Seller or any of its Subsidiaries has agreed not to acquire assets or securities of another Person;

(xv) any Business Contract related to any settlement of any Proceeding that imposes material and continuing obligations on the Business that will bind Purchaser following the Closing (including, for the avoidance of doubt, any such Business Contract that is a settlement, conciliation or similar agreement with any Governmental Authority);

(xvi) any Business Contract that is an Affiliate Contract that is material to the Business; and

(xvii) any Business Contract under which the Business has continuing indemnification obligations to any Person that would reasonably be expected to be material to the Business, taken as a whole, other than those entered into in the Ordinary Course.

(b) Seller has made available to Purchaser copies of all written Material Contracts identified in Section 3.07(a) of the Disclosure Schedule (and reasonably detailed descriptions of all such oral Material Contracts), including all amendments thereto, that are correct and complete in all material respects and in effect as of the Execution Date, subject, in the case of Government Contracts, to any redaction or withholding of such Government Contract is required by Applicable Law.

(c) Except for expirations, including any non-renewals, in the Ordinary Course and in accordance with the terms of such Material Contract between the Execution Date and the Closing, each Material Contract is a valid and binding agreement of the applicable Seller Party party thereto and is in full force and effect, constitutes a legal, valid and binding agreement, enforceable against the Seller Party party thereto in accordance with its terms, and to the Knowledge of Seller, against the other parties thereto (subject to the Enforceability Exceptions). No Seller Party is and, to the Knowledge of Seller, no other party thereto is, in breach of or default under the terms of any such Material Contract and, to the Knowledge of Seller, no event has occurred that, with the lapse of time or the giving of notice or both, would reasonably be expected to constitute a default thereunder by the Seller Party party thereto or would permit or cause the termination thereof, in each case except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole. As of the Execution Date, none of Seller or its Subsidiaries has provided or received written notice, or to the Knowledge of Seller, oral notice, of any intention to terminate any Material Contract.

(d) The Business Contracts include all outstanding executory Contracts for the sale, maintenance or support of the Products between Seller or any of its Subsidiaries, on the one hand, and a customer of the Business on the other hand, other than the Retained Shared Contracts set forth on Section 3.07(d) of the Disclosure Schedule. Each quotation, bid, offer or proposal submitted by Seller or its Subsidiaries in respect of the Business which is outstanding constitutes a Government Bid. The list of Retained Shared Contracts set forth on Section 3.07(d) of the Disclosure Schedule is correct and complete in all material respects.

Section 3.08 Government Contracts.

(a) Section 3.08(a) of the Disclosure Schedule lists, as of the date hereof, each Government Contract with a contractual backlog for the provision of products and services by Seller and its Subsidiaries in excess of $2,500,000 (excluding any purchase or sales orders issued after September 20, 2022 on terms and conditions that are consistent in all material respects with other purchase or sales orders of the Business that have been made available by Seller and do not modify the terms and conditions of the base Government Contract that governs such purchase or sale order (if any) in any material respect) (each, a “Material Government Contract”). As of the date hereof, Seller Parties have not received any written or, to the Knowledge of Seller, oral notice from any Governmental Authority or any prime contractor or higher-tier subcontractor of any intention by such party to make a modification of any Government Contract that (x) has a monetary value exceeding $500,000, whether additive or deductive, or (y) is not within the general scope of work of any Government Contract. As of the date hereof, each Prime U.S. Government Contract and Government Subcontract is (A) a valid and binding agreement of the applicable Seller Party party thereto and in full force and effect, and (B) constitutes a legal, valid and binding agreement, enforceable against the Seller Party party thereto in accordance with its terms, and to the Knowledge of Seller, against the other parties thereto (subject to the Enforceability Exceptions).

(b) Except as set forth in Section 3.08(d) of the Disclosure Schedule, Seller is, and since April 1, 2017 has been, in compliance in all material respects with: (i) the terms and conditions of each Government Contract, including, any terms and conditions incorporated expressly by reference or by operation of law in such Government Contract; and (ii) Applicable Laws pertaining to such Government Contract, including any FAR clauses or provisions applicable to or incorporated by reference in such Prime U.S. Government Contract.

(c) Except as set forth in Section 3.08(c) of the Disclosure Schedule, since April 1, 2019, (i) as of the Execution Date, Seller Parties have not received any written warranty claim, warranty notice, contract notice (cure notice, show cause notice, stop work order, default notice, termination notice (whether for convenience or cause) or any other written notice) from any Governmental Authority or any prime contractor or higher-tier subcontractor alleging that Seller has breached, violated, or failed to perform, in any material respect, any Applicable Law, certification or representation applicable to, or the terms and conditions of, any Government Contract and (ii) no event has occurred that, with or without due notice or lapse of time or both, would reasonably be expected to result in any such breach or violation.

(d) Except as set forth in Section 3.08(d) of the Disclosure Schedule, as of the Execution Date, there are no material outstanding claims, disputes or requests for equitable adjustment by or against Seller arising under or relating to any Government Contract. Except as set forth in Section 3.08(d) of the Disclosure Schedule, as of the Execution Date, other than routine audits and investigations conducted in the Ordinary Course and audits and investigations, Seller has not received any written notice that it will be subject to, and to Seller’s Knowledge there is not pending nor has there been, since April 1, 2017, any audit or investigation of Seller by any Governmental Authority, including the Defense Contract Audit Agency (the “DCAA”), arising under or relating to any Government Contract.

(e) Except as set forth in Section 3.08(e) of the Disclosure Schedule, during the three years immediately preceding the Execution Date, the Seller Parties have not received any written performance evaluation from any Governmental Authority assigning the Seller Parties a rating below “Satisfactory” in the Contractor Performance Assessment Reporting System or similar written evaluation of past performance conducted by any prime contractor, with respect to the performance by the Seller Parties of the Government Contracts.

(f) Since April 1, 2017, all representations, certifications or disclosure statements made or submitted in writing or uploaded to any Government database by Seller and its Subsidiaries in respect of the Business in connection with each of the Government Contracts to which Seller is a party and the Government Bids made by Seller (including all representations and certifications contained in Seller’s System for Award Management Registration and all representations and certifications submitted to any prime contractor or higher-tier subcontractor) were true and accurate as of the date of submission in all material respects. Since April 1, 2017,

Seller has complied in all material respects with all applicable representations, certifications and disclosure requirements under each Government Contract and Government Bid to which it is a party, including any obligation to update such representations, certifications and disclosures.

(g) As of the Execution Date, Seller has not received any written notice from the counterparty thereto indicating an intention to terminate or terminating any Purchased Government Contract or other Government Contract in effect as of the Execution Date pertaining to the Business for convenience.

(h) Neither Seller nor any of its Principals (as defined in FAR 52.209-5) is or, during the three years immediately preceding the Execution Date has been, suspended, debarred or otherwise excluded from the award of any Government Contracts as a prime contractor or subcontractor or proposed for such suspension or debarment. During the five years immediately preceding the Execution Date, the Seller Parties have not received any written notice of negative determination of responsibility, as contemplated in Part 9.4 of the FAR, with respect to the Business and no such negative determinations of responsibility have been issued against the Seller Parties.

(i) During the five years immediately preceding the Execution Date: (i) the Seller Parties have not received any subpoenas, search warrants, or civil investigative demands requesting information from Seller or any of its officers, directors, or employees with respect to any Government Contracts or Government Bids; (ii) neither Seller nor any of its officers, directors or employees has received any notice that it is under, nor that there is pending or threatened, administrative, civil or criminal investigation or indictment or any audit (other than routine audits in the Ordinary Course), in each case involving alleged false statements or false claims relating to any Government Contracts or Government Bids; (iii) except as set forth on Section 3.08(i) of the Disclosure Schedule, Seller has not conducted or initiated any internal audit or formal investigation with respect to any suspected or alleged material violation of any contract requirement or Applicable Law, or material inaccuracy in any representation or certification, in each case with respect to any Government Contract or Government Bid (in each case, excluding any such internal audit or investigation that has been concluded without any finding that any such violation or inaccuracy has occurred); (iv) except as set forth on Section 3.08(i) of the Disclosure Schedule, Seller has not made or been required to make any voluntary or mandatory disclosure to any Governmental Authority with respect to evidence or existence of any alleged breach, violation, mischarging, misstatement, or other irregularity in connection with any Government Contracts or Government Bids; (v) there have been no facts and circumstances that would require a mandatory disclosure pursuant to FAR 52.203-13; (vi) Seller has not been nor is now a party to any administrative or civil litigation involving alleged false statements or false claims made by Seller or any Subsidiary thereof relating to the Government Contracts or Government Bids; and (vii) Seller has not made any payment, directly or indirectly, to any Person in violation of applicable U.S. Government procurement laws, including Applicable Laws relating to bribes, kickbacks, lobbying expenditures, political contributions and contingent fee payments.

(j) Except as set forth on Section 3.08(d) of the Disclosure Schedule or as would not reasonably be expected to be material, in the past five years, no costs incurred by any Seller Party pertaining to any Government Contract have been proposed for disallowance or deemed finally disallowed in writing by any Governmental Authority, nor has any Governmental

Authority or any prime contractor or higher-tier subcontractor under a Government Contract disallowed any cost, found submitted cost or pricing data to be inaccurate or incomplete, provided written notification to Seller of any intent of a Governmental Authority to disallow any costs, or withheld or set off, or attempted to withhold or set-off, monies due to Seller under any of the Government Contracts. For the past five years, except as set forth on Section 3.08(d) of the Disclosure Schedule: (i) Seller’s cost accounting systems and, to the extent applicable and required, “contractor business systems” (as defined in Defense Federal Acquisition Regulation Supplement 242.7001 & 252.242-7005) have complied in all material respects with all applicable criteria under government procurement Laws and Seller’s Government Contracts; (ii) all invoices and claims for payment, reimbursement, or adjustment, including requests for progress payments and provisional payments, submitted by or on behalf of Seller were current, accurate, and complete in all material respects as of their submission dates and there is no reasonable basis for any demand for discount, refund or repayment thereunder; (iii) all costs, fees, profit, and other charges and expenses of any nature that have been charged or invoiced by Seller or a Subsidiary thereof under each Government Contract were properly chargeable or invoiced to such Government Contract, were charged or invoiced in amounts consistent in all material respects with all contract requirements and Applicable Law (including all requirements relating to allowability, allocability, allocation, and reasonableness), and were charged or invoiced for supplies delivered and services performed in accordance in all material respects with all contract requirements and Applicable Law; (iv) Seller’s practices and procedures for estimating costs and pricing proposals and accumulating, allocating, recording, segregating, reporting, and invoicing costs have been in compliance in all material respects with all Applicable Laws, including FAR Part 31 and, to the extent applicable, the Cost Accounting Standards; (v) as applicable, Seller has billed all indirect costs consistent in all material respects with the rates approved by the DCAA or with provisional rate agreements; and (vi) all certified cost or pricing data submitted by or on behalf of Seller were current, accurate, and complete in all material respects as of the certification date. As of the Execution Date, there are no indirect rate variances for open cost accounting periods that, individually or in the aggregate, would reasonably be expected to result in a rate adjustment with an impact of $50,000 or more, on the costs allocated to any Government Contract.

(k) During the five years immediately preceding the Execution Date, neither Seller nor any of its Subsidiaries has been convicted of or had a civil judgment rendered against them for: (i) commission of fraud or a criminal offense in connection with the obtaining, attempting to obtain, or performing a Government Contract; (ii) violation of Federal or state antitrust laws relating to submission of offers with respect to any Government Contract; or (iii) commission of embezzlement, theft, forgery, bribery, falsification or destruction of records, making false statements, Tax evasion, violating federal criminal Tax Laws or receiving stolen property, or has been notified of any delinquent federal Taxes in an amount that exceeds $3,500 for which the liability remains unsatisfied that would require disclosure under any Government Contract where such disclosure has not been made, in each case with respect to the Business. Neither Seller nor any of its Subsidiaries are presently indicted for, or otherwise criminally or civilly charged by, a Governmental Authority with the commission of any of the foregoing offenses in connection with the Business.

(l) There are no Government Contracts or Government Bids (or mitigation plans under such Government Contracts or Government Bids) that include one or more terms or provisions that restrict in any material respect Seller’s ability to bid on or perform work on future

Contracts or programs or for specific periods of time based upon “organizational conflicts of interest,” as defined in FAR Subpart 9.5 (“OCI”) in respect of the Business. During the five years immediately preceding the Execution Date, Seller has complied in all material respects with all of its OCI mitigation plans (if any) with respect to the Business and has not received any notice of any failure to comply with any such plans or the existence of any prohibited OCI in connection with any Government Contract or Government Bid. Seller has furnished to Purchaser complete copies of all such OCI mitigation plans, if any, that are in effect as of the Execution Date.

(m) Since April 1, 2019, Seller has complied in all material respects with the data security, cybersecurity, and physical security systems and procedures required by its Government Contracts. Since April 1, 2019, Seller has not had or experienced any material breach of data security or cybersecurity, whether physical or electronic, relating to the Business. Since April 1, 2019, any data security, cybersecurity or physical security breach related to any Government Contract has been reported to the necessary Governmental Authority or higher tier contractor to the extent required by the terms of the Government Contract or Applicable Law.

(n) Seller is not using any material Intellectual Property Rights developed under any Government Contract for purposes outside of the scope of such Government Contract without having obtained any necessary prior permission of the relevant Governmental Authority or other authorized party to the extent required thereunder. Seller has taken all steps required under any Government Contract and Applicable Law to assert, protect, and support its right, including Intellectual Property Rights, in all material technical data, Software, computer software documentation, and inventions, so that no more than the minimum rights or licenses required under Applicable Law or Government Contracts terms will have been provided to the receiving. party or the Governmental Authority. Without limiting the foregoing, Seller has timely disclosed and elected title to all subject inventions, timely listed all material technical data and computer software to be furnished with less than unlimited rights in any required assertions table, and, to the extent required by any Government Contract, included restrictive legends on all copies of any such material technical data, computer software and computer software documentation delivered under such Government Contract, including as required to maintain all of Seller’s right, title, and interest in and to any Intellectual Property Rights in or to any of the foregoing. Since April 1, 2019, and for any Government Contract that was active on that date, Seller has, in all material respects, asserted and justified all such markings and rights under the Government Contracts to material technical data, Software, and computer software documentation, and no Governmental Authority, prime contractor, or higher-tier subcontractor has challenged or, to the Knowledge of Seller, has any basis for challenging, the markings and rights asserted by Seller.

(o) In connection with the Transactions, Seller is transferring or licensing to Purchaser all material assets owned by Seller and its Subsidiaries that are necessary to perform the Government Contracts, other than the Excluded Software, the Excluded Personal Property, the Retained Shared Contracts set forth in Section 3.07(d) of the Disclosure Schedule and the Permits set forth in Section 3.09(b) of the Disclosure Schedule to the extent not transferable under Applicable Law (it being understood that this representation and warranty is not intended to expand or modify in any way the definition of Purchased Assets hereunder).

Section 3.09 Compliance with Applicable Laws; Licenses and Permits.

(a) The Business is, and has at all times since April 1, 2017 been, operated in compliance with Applicable Laws and, to the Knowledge of Seller, Seller is not, and at no time since April 1, 2017 has been, under investigation with respect to or, threatened to be charged with or given notice of any violation of, any Applicable Laws (including Trade Control Laws) in connection with the Business, in each case except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole.

(b) Seller has, and at all times since April 1, 2017 has had, all consents, licenses, permits, waivers, approvals, authorizations or orders issued by or obtained from any Governmental Authority (other than in its capacity as a counterparty to a Government Contract) (collectively, the “Permits”), and has made all necessary filings required under Trade Control Laws and any other Applicable Laws, in each case to the extent necessary to operate or otherwise used in connection with the Business in accordance with Applicable Laws, except in each case where the failure to have any Permits or to make any filings would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole. Section 3.09(b) of the Disclosure Schedule sets forth a true and complete list of all material Permits necessary to operate the Business. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, all material Permits necessary to operate the Business are valid and are in full force and effect, and no suspension, cancellation or non-renewal of any such material Permits is pending or, to the Knowledge of Seller, threatened. The Business is not, and since April 1, 2017 has not been, in material violation or material breach of, or material default under, any material Permit necessary to operate or otherwise used in connection with the Business. Seller has not been notified in writing by any Governmental Authority that any material Permit necessary to operate the Business that is transferable to Purchaser may not in the Ordinary Course be renewed upon its expiration or that, by virtue of the Transactions, any such material Permit may be terminated or amended by such Governmental Authority, in each case which has not been remedied.

(c) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, Seller and its Subsidiaries possess all Personnel Security Clearances and Facility Clearances required to perform the Government Contracts, and all such Personnel Security Clearances and Facility Clearances are valid and in full force and effect. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, Seller is in compliance with applicable facility and personnel security clearance requirements set forth in the NISPOM, National Industrial Security Program Operating Manual Supplement (the “NISPOM Supplement”), all applicable Director of Central Intelligence Directives and any Government Contracts, including the provisions of all applicable DD254s. As of the Execution Date, Seller has not received notice of and, to the Knowledge of Seller, there is no proposed or threatened termination of any Personnel Security Clearances or Facility Clearances required to perform the Government Contracts. Except as may be prohibited by the NISPOM, as of the Execution Date, Section 3.09(c) of the Disclosure Schedule sets forth (i) all of the Personnel Security Clearances held by Seller or its Subsidiaries with respect to Business Employees by clearance level and number of employees with respect to the Purchased Assets or the Business (other than any Personnel Security Clearances that are not permitted to be disclosed under any Applicable Law) and (ii) each Facility Clearance by clearance level with respect to the Purchased Assets or the Business (other than any Facility Clearances that are not permitted to be disclosed under any Applicable Law).

(d) Since April 1, 2017, Seller and its Subsidiaries have complied with all Applicable Laws relating to anti-bribery, anti-corruption and anti-money laundering (the “Anti-Corruption Laws”) with respect to the Business, except where the failure to be in compliance would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole. Without limiting the generality of the foregoing, since April 1, 2019, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, none of Seller or its Subsidiaries or, to the Knowledge of Seller, any of their respective directors, officers, employees or agents, has, directly or indirectly, in respect of the Business (i) used any corporate funds of the Business for unlawful contributions, gifts, entertainment or other expenses relating to political activity, (ii) authorized, offered, promised or made any unlawful payment to any foreign or domestic governmental officials or (iii) made any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment to any Person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business or to obtain special concessions for the Business, in the case of the foregoing clauses (i), (ii) and (iii) which would or would reasonably be expected to be in violation of Anti-Corruption Laws. To the Knowledge of Seller, there are no conditions or circumstances pertaining to the Business’ or its Representatives’ (acting in their capacities as such) activities, business or operations that would reasonably be expected to give rise to any future Proceedings under Anti-Corruption Laws.

(e) None of Seller, its Subsidiaries nor, to the Knowledge of Seller, any of their respective directors, officers nor any employee, agent representative or other Person who performs or has performed services on behalf of Seller or its Subsidiaries in respect of the Business, is, or at any time since April 1, 2017 has been, a Person that is: (i) the subject or target of economic sanctions administered by OFAC (including the designation as a “Specially Designated National or Blocked Person” thereunder), the U.S. Department of State, Her Majesty’s Treasury, the European Union, the Bureau of Industry Security of the U.S. Department of Commerce, or any sanctions measures under the U.S. International Emergency Economic Powers Act, the U.S. Trading with the Enemy Act, the U.S. Iran Sanctions Act, the U.S. Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010, the U.S. Iran Threat Reduction and Syria Human Rights Act of 2012, the U.S. National Defense Authorization Act of 2012 or the U.S. National Defense Authorization Act of 2013, or any executive order, directive or regulation pursuant to the authority of any of the foregoing, including the regulations of the United States Department of the Treasury set forth under 31 C.F.R., Subtitle B, Chapter V, or any orders or licenses issued thereunder, in each case, to the extent that such laws, orders or licenses are applicable to the conduct of the Business (collectively, “Sanctions”), nor are any of the foregoing designated as a Specially Designated National or Blocked Person by OFAC; (ii) an individual or entity that is organized, resident, or located in a country or territory against which, at the applicable time, the United States maintains comprehensive Sanctions; or (iii) an entity that is fifty percent (50%) or greater owned, directly or indirectly, or otherwise controlled by, or otherwise acting on behalf of, any of the foregoing. Except as would not reasonably be expected to be material to the Business, taken as a whole, Seller, its Subsidiaries and, to the Knowledge of Seller, their respective directors, officers, employees, any agent or Representative who performs or has performed services on behalf of Seller or its Subsidiaries in respect of the Business are, and at all times since April 1, 2017 have been, in compliance with applicable Sanctions with respect to the Business.

(f) Except as set forth on Section 3.08(i) of the Disclosure Schedule, Seller is, and has at all times since April 1, 2017 been, registered with the DDTC in accordance with ITAR and, except as would not reasonably be expected to be material to the Business, taken as a whole, in compliance with any associated legal authorizations or exemptions issued thereunder in respect of the Business.

(g) Except as set forth on Section 3.08(i) of the Disclosure Schedule or as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, Seller, its Subsidiaries and, to the Knowledge of Seller, their respective officers, directors or employees, are, and at all times since April 1, 2017 have been, in compliance with all applicable Trade Control Laws with respect to the conduct of the Business. Since April 1, 2017, Seller maintains and complies with policies, procedures and practices designed to ensure that the Business is conducted in compliance with Trade Control Laws, including policies, procedures and practices relating to management of ITAR licenses and agreements.

(h) Since April 1, 2017, except as set forth on Section 3.08(i) of the Disclosure Schedule, there have been no claims, complaints, charges, investigations, voluntary or directed disclosures, administrative subpoenas, or proceedings by Governmental Authorities under Trade Control Laws with respect to the Business and, to the Knowledge of Seller, there are no pending or threatened claims or investigations by Governmental Authorities involving suspect or confirmed violations of Trade Control Laws with respect to the Business.

(i) Since April 1, 2017, except as set forth on Section 3.08(i) of the Disclosure Schedule, to the Knowledge of Seller, none of Seller nor its Subsidiaries has been subject to, or the subject of, any civil or criminal litigation, enforcement action or audit by a Governmental Authority pertaining to an actual or alleged violation of applicable Trade Control Laws in respect of the Business, nor has received any written notice from a Governmental Authority threatening a civil or criminal investigation with respect to the foregoing.

(j) Except as would not result in an Assumed Liability, Seller has not applied for, claimed or obtained any loan, relief or benefit made available under any COVID-19 Relief Law in respect of the Business.

Section 3.10 Litigation.

(a) Except as set forth in Section 3.10 of the Disclosure Schedule or as would not reasonably be expected to be, individually or in the aggregate, material to the Business, taken as a whole: (i) there is no Proceeding related to the Business pending against any Seller Party, and (ii) to the Knowledge of Seller, since April 1, 2019, no Person has threatened in writing to commence any Proceeding related to the Business.

(b) Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, no Seller Party is a party to, nor is any Seller Party or any Purchased Asset subject to, the provisions of any continuing writ, order, judgment, injunction, verdict or decree entered, issued or rendered by any Governmental Authority in any Proceeding with respect to the Business.

Section 3.11 Real Property. Seller has a valid and subsisting leasehold interest in all Assumed Leases, in each case free and clear of all Liens, other than Permitted Liens. To the Knowledge of Seller, no lessee under an Assumed Lease has received written notice from a Governmental Authority of a violation of any material ordinances, regulations or building, zoning or other similar laws with respect to the real property that is the subject of an Assumed Lease, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole. None of the Assumed Leases is subject to a sublease nor has any Person (other than Seller Parties) been granted the right to use or occupy any real property that is the subject of an Assumed Lease. None of the Seller Parties has received written notice of any proceedings in eminent domain, condemnation or other similar proceedings that are pending with respect to the real property that is the subject of an Assumed Lease and, to the Knowledge of Seller, no such eminent domain, condemnation or other similar proceedings are threatened with respect to the real property that is the subject of an Assumed Lease. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, each facility leased pursuant to an Assumed Lease is (a) in good operating condition and repair in all material respects (ordinary wear and tear excepted) and (b) suitable in all material respects for its current use, operation and occupancy in respect of the Business. Neither Seller nor any of its Subsidiaries owns any real property that is used in the operation of the Business.

Section 3.12 Assets.

(a) The Seller Parties have, and at the Closing Seller will transfer (or cause to be transferred) to Purchaser, valid and subsisting ownership interests in and good title to, or in the case of leased property and assets, valid and binding leasehold interests in, all personal property included in the Purchased Assets, free and clear of all Liens other than Permitted Liens and Liens set forth in Section 3.12 of the Disclosure Schedule.

(b) All items of tangible personal property included in the Purchased Assets that are material to the operation of the Business are in reasonably good condition and in a state of reasonably good maintenance and repair (ordinary wear and tear excepted), except where the failure to be so is not material to the Business, taken as a whole.

(c) The Purchased Assets constitute all material assets, properties, rights and facilities necessary and sufficient to enable Purchaser, immediately following the Closing, to continue to conduct the Business substantially in the same manner as conducted on the Execution Date, in each case other than (i) the assets, properties and rights used to perform the services that are specifically listed in Schedule A to the Transition Services Agreement, (ii) the assets, properties and rights that are the subject of the Intellectual Property License Agreement or the Subcontract Agreement, (iii) third-party Software licensed, provided or distributed under any open-source or similar license (including any license meeting the Open Source Definition (as promulgated by the Open Source Initiative) or the Free Software Definition (as promulgated by the Free Software Foundation)), (iv) the Excluded Personal Property, (v) the Retained Shared Contracts set forth in Section 3.07(d) of the Disclosure Schedule and (vi) any Permits set forth in Section 3.09(b) of the Disclosure Schedule to the extent not transferable under Applicable Law.

Section 3.13 Intellectual Property; IT Assets.

(a) Seller Parties exclusively own all right, title and interest in and to the Transferred Business Intellectual Property Rights and Transferred Business Technology, in each case, free and clear of any Liens (other than Permitted Liens, the Liens set forth in Section 3.12 of the Disclosure Schedule, any licenses granted pursuant to the Material Contracts listed in Section 3.07(a) of the Disclosure Schedule and any other non-exclusive licenses granted in the Ordinary Course). Immediately after the Closing, Purchaser shall own all right, title, and interest to and in the Transferred Business Intellectual Property Rights and Transferred Business Technology free and clear of any Liens (other than Permitted Liens, any licenses granted pursuant to the Material Contracts listed in Section 3.07(a) of the Disclosure Schedule, and any other non-exclusive licenses granted in the Ordinary Course). All employees, independent contractors and suppliers of Seller Parties that developed or created material elements of the Transferred Business Technology are subject to valid agreements that contain a present assignment to one of the Seller Parties, as appropriate, of all such Transferred Business Technology (and all Intellectual Property Rights therein and thereto), as applicable.

(b) Section 3.13(b) of the Disclosure Schedule sets forth a complete and correct list as of the date of this Agreement of each item of Registered IP and the jurisdiction in which such item of Registered IP has been registered or filed and the applicable application, registration or serial or other similar identification number. Except as set forth in Section 3.13(b) of the Disclosure Schedule, Seller Parties have made all filings and payments due and taken all other actions required to be taken to maintain each item of Registered IP in full force and effect and in accordance with all Applicable Laws, and each item of Registered IP is otherwise subsisting, and to the Knowledge of Seller, valid and, with respect to registrations only, enforceable.

(c) The Transferred Business Intellectual Property Rights and the Licensed IPR, together with any Intellectual Property Rights that, following the Closing, will be licensed to Purchaser under any Business Contract or Replacement Contract (or Designated Shared Contract), constitute all of the material Intellectual Property Rights that are necessary for the conduct of the Business as conducted as of the Execution Date, in each case other than: (i) the Excluded Assets, and (ii) any Contracts or other assets or rights that, pursuant to Section 2.05 or Section 2.06, are not transferred to Purchaser at Closing (provided, however, that the foregoing shall not be deemed a representation or warranty of non-infringement, which is addressed separately below). The consummation of the Transactions will not result in any modification, cancellation, termination, suspension of, or acceleration of any right, obligation or payment with respect to any such Intellectual Property Rights, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole.

(d) To the Knowledge of Seller, since April 1, 2019, no third Person has materially infringed, misappropriated or otherwise violated any material Transferred Business Intellectual Property Rights.

(e) Since April 1, 2019, no Seller Party has received any written claim or notice (including any cease and desist letter or invitation to license) from any third Person (i) contesting or challenging the use, validity, enforceability or ownership of any Transferred Business Intellectual Property Right or Licensed IPR (excluding Ordinary Course prosecution activities with respect to any Registered IP), or (ii) alleging that a Seller Party’s use of the Transferred Business Technology, Transferred Business Intellectual Property Rights, Licensed Technology or Licensed IPR, or that the conduct of the Business, directly or indirectly infringes, misappropriates or otherwise violates any Intellectual Property Right of any third Person. No claim or Proceeding regarding any of the matters described in the foregoing clauses (i) or (ii) is currently pending or threatened in writing against a Seller Party.

(f) Since April 1, 2019, to the Knowledge of Seller, the conduct of the Business has not directly or indirectly infringed, misappropriated or otherwise violated the Intellectual Property Rights of any third Person, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole.

(g) Seller Parties have taken commercially reasonable steps to preserve the confidentiality of any material Trade Secret Rights embodied by the Transferred Business Technology or Licensed Technology, and to the Knowledge of Seller, there has been no unauthorized use or disclosure of any material Trade Secret Rights to any third Person. No Seller Party has a duty or obligation to deliver or license the source code for any Software included in the Transferred Business Software to any escrow agent for the benefit of any third Person. To the Knowledge of Seller, no event has occurred that will, or could reasonably be expected to, result in the delivery or license of any source code for any Software included in the Transferred Business Software to any third Person who is not, as of the date of this Agreement, an employee or contractor of a Seller Party.

(h) To the Knowledge of Seller, no Transferred Business Software or Licensed Technology is subject to any “copyleft” or “viral” or other similar obligation or condition under any open source license (including the GNU Public License, Lesser GNU Public License or Mozilla Public License) (“Copyleft License”) in a manner that requires, or conditions the use or distribution of such Transferred Business Software or Licensed Technology on, (i) the disclosure, licensing, or distribution of any source code for any portion of such Transferred Business Software or Licensed Technology, (ii) the granting to licensees of the right to make derivative works or other modifications to such Transferred Business Software or Licensed Technology, in each case, or portions thereof, (iii) any restriction or limitation on the ability to charge fees or other consideration for the Transferred Business Software or Licensed Technology, or (iv) the granting to licensees of the right to decompile or otherwise reverse-engineer the Transferred Business Software or Licensed Technology. The Seller Parties have complied with their respective obligations arising under any Copyleft License to which any Transferred Business Software or Licensed Technology is subject to, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole.

(i) Except for any marking or similar notice requirements in any Prime U.S. Government Contract or as set forth in Section 3.13(i) of the Disclosure Schedule, no material Transferred Business Intellectual Property Rights or material Licensed IPR are subject to any present or contingent obligation as a result of any funding or support from any Governmental Authority or agency or nonprofit organization. Except as set forth in Section 3.13(i) of the Disclosure Schedule, Seller and its Subsidiaries have not granted any Governmental Authority any unlimited rights or government purpose rights (as each term is defined in Defense Federal Acquisition Regulation Supplement 52.227-7014) or broader rights in any Transferred Business

Intellectual Property Rights or Licensed IPR, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole. Seller Parties have taken commercially reasonable protective actions to maintain all of Seller Parties’ right, title and interest in and to any Transferred Business Intellectual Property Rights and any Licensed IPR, in each case, in connection with any Prime U.S. Government Contract, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole.

(j) Seller (or its Subsidiaries) owns or has the right to grant Purchaser a license under the Licensed IPR and to the Licensed Technology in accordance with the terms and conditions of the Intellectual Property License Agreement. The Licensed Technology operates substantially in accordance with any applicable specifications and documentation, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and, to the Knowledge of Seller, is free of any Malicious Code.

(k) Since April 1, 2019, to the Knowledge of Seller, there has been no unauthorized access to or use of any IT Assets included in the Purchased Assets (the “Transferred Business IT Assets”) (or any information or data stored therein or processed thereby), or any malfunction, failure or impairment of the Transferred Business IT Assets, in each case, except as has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, material liability to, or material disruption to the operations of, the Business. The Transferred Business IT Assets are sufficient for the current needs of the Business other than the Excluded Personal Property and the assets, properties and rights used to perform the services that are specifically listed in Schedule A to the Transition Services Agreement. Seller Parties have taken commercially reasonable steps and implemented commercially reasonable safeguards designed to protect the confidentiality, security and integrity of the Transferred Business IT Assets (or any information or data stored therein or processed thereby), and, to the Knowledge of Seller, the Transferred Business IT Assets are free of any Malicious Code.

Section 3.14 Tax Matters.

(a) There are no Liens (other than Permitted Liens) for Taxes upon any Purchased Assets, and, to the Knowledge of Seller, no Tax authority is in the process of imposing any Lien for Taxes (other than Permitted Liens) on any of the Purchased Assets.

(b) To the extent related to the Purchased Assets, Seller has timely filed all material Tax Returns that were required to be filed (taking into account any extension of time to file). All such Tax Returns are true, complete and accurate in all material respects. All material Taxes imposed on the Purchased Assets have been timely paid. Seller is not currently the beneficiary of any extension of time within which to file any material Tax Return related to the Purchased Assets. No claim has ever been made by a Tax authority in a jurisdiction in which Seller does not file a Tax Return related to the Business or any Purchased Assets that Seller is or may be subject to taxation by that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Return, which claim has not been fully paid or settled.

(c) Seller has deducted, withheld and timely paid to the appropriate Tax authority all material Taxes required to be deducted, withheld or paid with respect to the Business and the Purchased Assets in connection with amounts paid or owing to any employee, former employee, independent contractor, creditor, stockholder or other third party or other Person.

(d) Except as would not result in an Assumed Liability, Seller has not deferred the employer’s share of any “applicable employment taxes” with respect to the Business under Section 2302 of the Coronavirus Aid, Relief, and Economic Security (CARES) Act.

(e) There are no audits pending or, to the Knowledge of Seller, threatened in writing against Seller for Taxes related to the Purchased Assets.

(f) No issues that have been raised by the relevant Tax authority in connection with any examination of the Tax Returns referred to in Section 3.14(b) are currently pending, and all deficiencies asserted or assessments made, if any, as a result of such examinations have been paid in full, unless the validity or amount thereof is being contested by Seller or one of its Affiliates in good faith by appropriate action.

(g) Notwithstanding anything to the contrary herein, the representations and warranties contained in this Section 3.14 constitute the sole and exclusive representations and warranties of Seller relating to Taxes, and no other representations or warranties in this Agreement shall be deemed to apply to Taxes.

Section 3.15 Employees and Employee Benefit Plans.

(a) Seller has provided Purchaser a schedule setting forth the names of all Business Employees as of the date of this Agreement, and, with respect to each Business Employee listed thereon, the following information as of the date of this Agreement, as applicable and to the extent permitted by Applicable Law: (i) date of hire; (ii) position; (iii) salary (or wages); (iv) actual bonus and other short term incentives paid for Seller’s most recently completed fiscal year; (v) primary location where such employee performs services; (vi) status as full-time or part-time employee and as exempt or non-exempt (where applicable); and (vii) whether such employee is on a leave of absence (excluding annual leave), including due to parental leave, long-term sick leave or other extended leave.

(b) Section 3.15(b) of the Disclosure Schedule lists as of the date of this Agreement each material Employee Plan. For purposes of this Agreement, “Employee Plan” means each “employee benefit plan,” as defined in Section 3(3) of ERISA, each employment, severance or similar Contract (including any offer letters and any confidentiality agreements and invention assignment agreements), or a form thereof, and each other plan or arrangement providing for compensation, change in control payments, bonuses, commission, profit-sharing, equity-based rights, stock option or other stock related rights or other forms of incentive or deferred compensation, retirement, vacation benefits, insurance, health or medical benefits, disability or sick leave benefits, workers’ compensation or severance benefits which is maintained, administered or contributed to by Seller or any Subsidiary of Seller, or with respect to which Seller has any Liability, or may reasonably be expected to have any present or future Liability, other than any statutory plan, program or arrangement that is required under any Applicable Laws, other than the laws of the United States, and maintained by any Governmental Authority, in each case, in which any Business Employee (or dependent thereof) is eligible to participate or receive benefits.

(c) Seller has furnished or otherwise made available to Purchaser true and complete copies of each material Employee Plan or a summary of such plan.

(d) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Employee Plan has been established and maintained in compliance with the applicable requirements of ERISA and the Code.

(e) Each Employee Plan that is intended to be qualified under Section 401(a) of the Code (i) has received a favorable determination letter from the IRS, (ii) has been established under a pre-approved plan for which a current favorable IRS opinion letter has been obtained by the pre-approved plan provider, or (iii) has time remaining under Applicable Law to apply for a determination letter from the IRS or to make any amendments necessary to obtain a favorable determination letter from the IRS, and, to the Knowledge of Seller, nothing has occurred that would adversely affect the qualification or tax exemption of any such Employee Plan. Each Employee Plan maintained pursuant to the Applicable Laws of a country other than the United States that is intended to qualify for special tax treatment meets all material requirements for such treatment.

(f) Neither Seller nor any ERISA Affiliate of Seller (nor any predecessor thereof) has, in the past six years, sponsored, maintained or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability) under any (i) pension plan subject to Part 3 of Subtitle B of Title I of ERISA, Title IV of ERISA or Section 412 of the Code or (ii) multiemployer plan as defined in Section 3(37) of ERISA. No Employee Plan is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or a “multiple employer plan” (as defined in Section 210 of ERISA or Section 413(c) of the Code).

(g) Except as required by Applicable Law, no Employee Plan provides retiree or post-employment medical, disability, life insurance or other welfare benefits to any Business Employee.

(h) Except as contemplated by this Agreement or as set forth on Section 3.15(h) of the Disclosure Schedule, neither the execution and delivery of this Agreement, shareholder or other approval of this Agreement nor the consummation of the Transactions could, either alone or together with another event, (i) entitle any Business Employee or independent contractor providing services to the Business to any severance, termination or change in control benefits or payments or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any Business Employee or independent contractor providing services to the Business. There is no Contract by which Seller is bound that requires Seller to provide any Business Employee with the right to a gross up, indemnification, reimbursement or other payment for any excise or additional taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(i) Except as set forth on Section 3.15(i) of the Disclosure Schedule, neither the execution and delivery of this Agreement, shareholder or other approval of this Agreement nor the consummation of the Transactions could, either alone or in combination with another event, result in the payment of any amount to any Transferred Employee that could, individually or in combination with any other such payment, constitute an “excess parachute payment” as defined in Section 280G(b)(1) of the Code.

(j) Except as set forth on Section 3.15(j) of the Disclosure Schedule, no Employee Plan is maintained outside the jurisdiction of the United States or covers any Business Employee or other service providers of Seller or any of its Subsidiaries who provide services to the Business and reside or work outside of the United States.

(k) Seller is not a party to or subject to, and is not currently negotiating in connection with entering into, any collective bargaining agreement or similar contract with a labor union, works council or similar organization with respect to the Business Employees, and, to the Knowledge of Seller, there are no union organization campaigns in progress with respect to the Business Employees. With respect to Business Employees, as of the date of this Agreement, there is no labor strike, labor disturbance or work stoppage, and, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, since April 1, 2019, there has been no labor strike, labor disturbance or work stoppage with respect to any Business Employees.

(l) Since April 1, 2019, each of Seller and its Subsidiaries, with respect to the Business Employees, is and has been in material compliance with all Applicable Laws respecting labor, employment, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, wages and hours (including classification of employees and equitable pay practices), discrimination, harassment, withholding of employment taxes, disability rights or benefits, equal employment opportunity, visa and work status, immigration, employee leave and unemployment insurance.

(m) Since April 1, 2019, (i) neither Seller nor any of its Subsidiaries have entered into any settlement agreement related to allegations of sexual harassment or sexual misconduct by any individual in his or her capacity as a Business Employee, and (ii) to the Knowledge of Seller, no allegations of sexual harassment or sexual misconduct have been made to Seller against any individual in his or her capacity as a Business Employee who, at the time of any such allegation, had an annual base salary of $200,000 or more. There are no proceedings currently pending or, to the Knowledge of Seller, threatened in writing related to any allegations of sexual harassment or sexual misconduct by any Business Employee in his or her capacity as a Business Employee.

Section 3.16 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (a) the Business is now and since April 1, 2019 has been in compliance with all Environmental Laws; (b) there is not now and since April 1, 2019 there has not been any Hazardous Substances generated, treated, stored, transported, disposed of, released, or otherwise existing on, under, about, or emanating from or to, any real property in connection with the Business, including the Assumed Leases, except in compliance with, and as would not reasonably be expected to result in liability under, applicable Environmental Laws; (c) the Assumed Liabilities do not include any liability for Hazardous Substance disposal or contamination on the Assumed Leases or any third party property and Seller has not received any notice, demand, letter, claim or request for information indicating that it may be in violation of or subject to liability under any Environmental Law with respect to the operation of the Business; and (d) the Business is not subject to any order, decree, injunction or agreement with any Governmental Authority or any indemnity or other agreement with any third party relating to liability under any Environmental Law. Notwithstanding anything to the contrary herein, the representations and warranties contained in this Section 3.16 constitute the sole and exclusive representations and warranties of Seller relating to Environmental Laws, and no other representations or warranties in this Agreement shall be deemed to apply to Environmental Laws.

Section 3.17 Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Seller, any of Seller’s Affiliates or any of their respective directors or officers, as applicable, who might be entitled to any fee or commission from Purchaser in connection with the Transactions.

Section 3.18 Product Liability. Except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole, during the period from April 1, 2019 through the Execution Date, there have been no product liability, failure to warn, warranty or similar Proceedings against Seller or any of its Subsidiaries alleging that any Product is defective or fails to comply with Applicable Law or requirements of any Government Contract or Business Contract, nor, to the Knowledge of Seller, has Seller or any of its Subsidiaries received written notice or communication that any such Proceeding is threatened.

Section 3.19 Product Warranties. Since April 1, 2019, each Product manufactured or sold and each service provided by the Business has been manufactured, sold, and provided in compliance, in all material respects, with all applicable warranties, guarantees and similar commitments issued in respect of such product or service. No Product contains any defect or error that would reasonably be expected to materially and adversely affect the use, functionality or performance of such Product, in each case except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole.

Section 3.20 Customers and Suppliers.

(a) Section 3.20(a) of the Disclosure Schedule sets forth the names of the top 10 customers of the Business (based on the dollar amount of revenues recognized from such customers in such period) for the fiscal year ended March 31, 2022 (the “Material Customers”).

(b) Section 3.20(b) of the Disclosure Schedule sets forth the top 10 suppliers of the Business (based on the dollar amount of expenditures to such suppliers) for the three-fiscal–year period ended March 31, 2022 (the “Material Suppliers”).

(c) Since April 1, 2019 through the Execution Date, there has been no plan or intention by Seller to terminate, cancel, suspend or otherwise materially reduce its relationship with any Material Supplier or Material Customer with respect to the Business and, to the Knowledge of Seller, no Material Supplier or Material Customer has had any such plan or intention. As of the Execution Date, neither Seller nor any Subsidiary of Seller is involved in any material claim, dispute or controversy with any Material Customer or Material Supplier with respect to the Business. As of the Execution Date, no Material Customer has provided written or, to the Knowledge of Seller, oral notice to Seller that such Material Customer intends, anticipates or otherwise expects to stop, materially decrease the volume of, or materially modify any of the terms (whether related to payment, price or otherwise) on which it purchases products or services from the Business, in each case in a manner that would reasonably be expected to be materially adverse to the Business, outside of ordinary course fluctuations in business from the placing and fulfillment of Contracts unrelated to any dispute.

Section 3.21 Insurance. All of Seller’s material insurance policies relating to the Business are in full force and effect (and will continue in full force and effect with respect to the pre-Closing properties, assets, employees and operations of the Business immediately following the Closing with respect to events or circumstances covered thereby occurring or existing prior to the Closing) and are sufficient for the Business to be in compliance with Applicable Law and the Business Contracts, except as would not, individually or in the aggregate, reasonably be expected to be material to the Business, taken as a whole.

Section 3.22 Related Parties. Except as set forth on Section 3.22 of the Disclosure Schedule, no equityholder, officer, director, employee or Affiliate of Seller or, to the Knowledge of Seller, any member of the immediate family of any such individual or any entity which is controlled by any such individual (a) owns or has any interest in, has any ownership right, title or other interest in any Purchased Asset (other than ownership rights, title or other interests in Purchased Assets held by Seller Parties) or is party to any Contract or other transaction with Seller or a Subsidiary thereof with respect to the Business, except for (i) employment Contracts or offer letters and the provision of compensation and benefits to employees of the Business in the Ordinary Course, and (ii) Intercompany Accounts, or (b) has any material economic or ownership interest in any Person which provides or sells material services or products to the Business that would be required to be disclosed in the reports filed by Seller with the U.S. Securities and Exchange Commission or under Item 404 of Regulation S-K.

Section 3.23 No Other Representations and Warranties. Except for the representations and warranties of Seller contained in this Article 3, Purchaser acknowledges and agrees that neither Seller nor any other Person makes any other express, implied or statutory representation or warranty with respect to the Business, the transactions contemplated hereby or otherwise. Purchaser acknowledges and agrees that, except for the representations and warranties of Seller contained in this Article 3, the Purchased Assets are being sold on an “as is,” “where is” basis as of the Closing and in their condition as of the Closing with “all faults.” Except for the representations and warranties contained in this Article 3, Seller hereby disclaims all Liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, furnished or otherwise provided (orally or in writing) to Purchaser or its Affiliates or Representatives (including any opinion, information, projection or advice that may have been or may be provided to Purchaser by Seller or any of its Representatives). Without limiting the foregoing, Seller makes no representations or warranties to Purchaser regarding (a) merchantability or fitness for any particular purpose, (b) the operation of the Business after the Closing in any manner other than as used and operated by Seller as of the date hereof, and (c) the probable success or profitability of the Business.

ARTICLE 4.

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller as of the Execution Date and as of the Closing (or in the case of representations and warranties that speak of a specified date, as of such specified date) that:

Section 4.01 Existence and Authority.

(a) Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

(b) Purchaser has all necessary power and authority to enter into and to perform its obligations under this Agreement and the other Transaction Documents to which Purchaser is a party, and the execution, delivery and performance by Purchaser of this Agreement and the other Transaction Documents to which Purchaser is a party have been duly authorized by all necessary action on the part of Purchaser, except where the failure to have such authority would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or materially impair the consummation of the Transactions. This Agreement constitutes, and the other Transaction Documents to which Purchaser is a party when executed and delivered will constitute, assuming due authorization, execution and delivery by all other parties thereto, the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.02 Governmental Authorization. The execution, delivery and performance by Purchaser of this Agreement and the consummation by Purchaser of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, other than (a) compliance with any applicable requirements of the HSR Act and any other applicable Antitrust Laws set forth on Section 3.02(a) of the Disclosure Schedule, and (b) any actions or filings the absence of which would not have, individually or in the aggregate, a material adverse effect on Purchaser’s ability to consummate the Transactions.

Section 4.03 Non-contravention. The execution, delivery and performance by Purchaser of this Agreement and the consummation by Purchaser of the Transactions do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the organizational documents of Purchaser or (b) assuming compliance with the matters referred to in Section 4.01(b), contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, except, with respect to the above-described clause (b), for any such contraventions, conflicts, violations, breaches, defaults or other occurrences, which, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on Purchaser’s ability to consummate the Transactions.

Section 4.04 Available Funds. Purchaser has, or will at Closing have, sufficient cash on hand, available lines of credit or other sources of immediately available funds to (a) pay the Purchase Price, (b) pay any fees and expenses payable by Purchaser in connection with the Transactions and (c) consummate the Transactions.

Section 4.05 Litigation. As of the Execution Date, there is no Proceeding pending, and to the knowledge Purchaser, no Person has threatened in writing to commence any Proceeding against Purchaser or any Affiliate of Purchaser that challenges or seeks to prevent, enjoin or otherwise delay the Transactions.

Section 4.06 Finders’ Fees. There is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Purchaser who might be entitled to any fee or commission from Seller or any of its Affiliates in connection with the Transactions.

Section 4.07 Independent Investigation. Purchaser has had an opportunity to discuss the Business and the management, operations and finances of the Business with the Representatives and Affiliates of Seller, and has had an opportunity to inspect the facilities of the Business that are the subject of the Assumed Leases. Purchaser has conducted its own independent investigation of the Business, including the operations, assets (including Contracts), liabilities, results of operations, financial condition and prospects of the Business. In making its decision to execute and deliver this Agreement and to consummate the Transactions, Purchaser has relied solely upon the representations and warranties of Seller set forth in Article 3 and in any other Transaction Document (and acknowledges that such representations and warranties are the only representations and warranties made by Seller) and has not relied upon any other information provided by or on behalf of Seller or its Representatives to Purchaser in connection with the Transactions. Purchaser has entered into the Transactions with the understanding, acknowledgement and agreement that no representations or warranties, express or implied, are made with respect to future prospects (financial or otherwise) of the Business. Purchaser acknowledges that, except as expressly provided in Article 3, no current or former Representative or Affiliate of Seller has made or is making, and Purchaser is not relying upon, any representations, warranties or commitments whatsoever regarding the subject matter of this Agreement, express or implied.

Section 4.08 No Other Representations and Warranties. Except for the representations and warranties of Purchaser contained in this Article 4, Seller acknowledges and agrees that neither Purchaser nor any other Person makes any other express, implied or statutory representation or warranty with respect to the transactions contemplated hereby or otherwise.

ARTICLE 5.

COVENANTS OF SELLER

Section 5.01 Conduct of the Business. From the Execution Date until the Closing (the “Pre-Closing Period”), except (x) as set forth on Schedule 5.01, (y) as expressly required by any other provision of this Agreement or required by Applicable Law, or (z) for reasonable actions taken to ensure compliance by Seller and its Subsidiaries and their respective directors, officers, employees, consultants, suppliers and customers with any COVID-19 Measures, unless Purchaser shall otherwise agree in writing (which agreement shall not be unreasonably withheld, delayed or conditioned), Seller shall, and shall cause its Subsidiaries to, (i) conduct the Business in the Ordinary Course, (ii) use their respective commercially reasonable efforts to preserve substantially intact the goodwill and current relationships of Seller and its Subsidiaries with significant customers, suppliers, distributors, employees of the Business,

Governmental Authorities and other Persons with which it has material business dealings, and (iii) use their respective commercially reasonable efforts to preserve substantially intact its business organizations with respect to the Business. Without limiting the generality of the foregoing, except (A) as set forth on Schedule 5.01, (B) as expressly contemplated by this Agreement or required by Applicable Law, (C) for reasonable actions taken to ensure compliance by Seller and its Subsidiaries and their respective directors, officers, employees, consultants, suppliers and customers with any COVID-19 Measures, or (D) for actions taken pursuant to the written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), Seller Parties shall not:

(a) sell, lease or otherwise transfer, or create or incur any Lien, other than Permitted Liens, on any of the material Purchased Assets, other than sales of products and services in the Ordinary Course;

(b) sell, lease, transfer or otherwise dispose of any material Transferred Business Intellectual Property Rights or Licensed IPR, or grant to any third Person any license or similar right under any material Transferred Business Intellectual Property Rights or Licensed IPR, other than non-exclusive licenses granted in the Ordinary Course or (in the case of Licensed IPR) licenses of Licensed IPR that do not contravene, conflict with or otherwise impair the grant of the full scope of rights to be granted to Purchaser under the Intellectual Property License Agreement, or allow to lapse, cancel or abandon, including by failure to pay the required fees in any jurisdiction, any material Registered IP or material Licensed IPR that is registered, filed or issued under the authority of any Governmental Authority;

(c) amend or modify in any material respect or terminate any Material Contract or Designated Shared Contract (to the extent related to the Business, but excluding any such action taken in connection with the entry into a Replacement Contract) or otherwise waive, release or assign any of its material rights, claims or benefits with respect to any Material Contract or Designated Shared Contract (to the extent related to the Business, but excluding any such action taken in connection with the entry into a Replacement Contract), in each case, other than in the Ordinary Course (provided, that no Contract of the type described in Section 3.07(a)(ii), Section 3.07(a)(vii), Section 3.07(a)(xii), Section 3.07(a)(xiii) or Section 3.07(a)(xiv) shall be entered into without the prior written consent of Purchaser) or unilateral amendments by a counterparty to a Government Contract;

(d) enter into a Contract if such Contract would have been a Material Contract as of the Execution Date, other than Contracts entered into in the Ordinary Course; provided, that no Contract of the type described in Section 3.07(a)(ii), Section 3.07(a)(vii), Section 3.07(a)(xii), Section 3.07(a)(xiii) or Section 3.07(a)(xiv) shall be entered into without the prior written consent of Purchaser;

(e) cancel, compromise, release or assign any Accounts Receivable of the Business by a third party or any claims against any third party held by the Business, in each case that would otherwise constitute Purchased Assets, other than in the Ordinary Course;

(f) except as required by Applicable Law or the terms of any Employee Plan in existence on the date hereof, as applicable (i) increase the severance or termination compensation or benefits payable under any existing severance or termination pay policy or employment agreement with any Business Employee, (ii) establish, adopt or amend in any material respect any Employee Plan, or any arrangement that would have been an Employee Plan had it been entered into prior to this Agreement, in respect of any Business Employee (other than entering into offer letters and standard compensation and benefit arrangements with newly hired Business Employees whose annual base compensation is less than $200,000 and other than any such actions in the Ordinary Course that apply uniformly to all similarly situated employees of Seller Parties that would not, individually or in the aggregate, reasonably be expected to result in any material Liability to Purchaser or its Affiliates following the Closing), (iii) increase the cash compensation payable to any Business Employee, other than Ordinary Course increases in base compensation not to exceed four and a half percent (4.5%) in the aggregate and ten percent (10%) for any individual Business Employee, (iv) with respect to any existing Business Employee, grant any new awards, or amend or modify the terms of any outstanding awards, under any Employee Plan, (v) with respect to any Business Employee, take any action to accelerate the vesting or lapsing of restrictions or payment, (vi) fund or in any way secure the payment of compensation or benefits under any Employee Plan, other than any such actions in the Ordinary Course that apply uniformly to all similarly situated employees of Seller Parties that would not, individually or in the aggregate, reasonably be expected to result in any Liability to Purchaser or its Subsidiaries following the Closing, (vii) hire any Business Employee whose annual base compensation exceeds $200,000, other than any Business Employee hired to replace a departing Business Employee provided such replacement Business Employee’s total compensation and benefits are substantially comparable, in the aggregate, to such departing Business Employee, or (viii) terminate, other than for cause, or transfer the employment of any Business Employee whose annual base compensation exceeds $100,000; provided, that Seller may terminate the employment of up to 10 Business Employees whose annual base compensation exceeds $100,000 but is less than $200,000;

(g) become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization, with respect to any Business Employee;

(h) commence, settle or offer to settle, any Proceeding involving the Business (other than for any Proceeding involving a settlement of $5,000,000 or less in the aggregate as its sole remedy which is paid in full prior to Closing);

(i) (i) make, change or revoke any Tax election, (ii) file any amended Tax Return, (iii) enter into any closing agreement, (iv) settle or compromise any Tax claim or assessment, or (v) consent to any extension or waiver of the limitation period applicable to any claim or assessment with respect to Taxes; in each case to the extent related to the Purchased Assets; provided, however, that for the avoidance of doubt, for purposes of this Section 5.01(i) it shall be deemed unreasonable for Purchaser to withhold consent where such action would not reasonably be expected to adversely affect Purchaser with respect to the Purchased Assets or the Business in a Post-Closing Tax Period;

(j) fail to make any material capital expenditures necessary to operate the Business in the Ordinary Course (including, in each case, the timing of such payments);

(k) dispose of or permit to lapse any material Permit necessary to operate the Business, except in the Ordinary Course;

(l) make any loans, advances, guarantees or capital contributions to or investments in any Person in excess of $5,000,000 in the aggregate that would constitute a Purchased Asset;

(m) incur any Indebtedness for borrowed money or guarantee any such Indebtedness of another Person, or issue or sell any debt securities or warrants or other rights to acquire any debt security, in each case that would be an Assumed Liability at the Closing, except for (i) Indebtedness for borrowed money incurred in the Ordinary Course, not to exceed $2,500,000 in the aggregate or (ii) Indebtedness in replacement of existing Indebtedness for borrowed money on terms substantially consistent with or more beneficial to the Business than the Indebtedness being replaced; provided that any Indebtedness that is extinguished in full prior to, or concurrently with, the Closing shall not be deemed to be a breach of this provision (and it being understood that nothing in this Section 5.01(m) shall restrict in any way Seller’s ability to incur Indebtedness or issue debt securities, warrants or rights in each case unless and to the extent such Indebtedness, debt securities, warrants or rights would be required to be assigned to and assumed by Purchaser hereunder);

(n) make any changes with respect to its accounting policies or procedures that would reasonably be expected to adversely affect any Purchased Assets or the Business, except (i) as may be initiated or adopted by Seller with respect to Seller’s business generally or (ii) as required by changes in Applicable Law or GAAP (or any interpretation thereof); and

(o) agree, resolve or commit to do any of the foregoing with respect to the Business.

Nothing contained in this Agreement is intended to give Purchaser, directly or indirectly, the right to control or direct the Business’s operations prior to the Closing Date. Prior to the Closing Date, Seller shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the operations of the Business.

Section 5.02 No Solicitation; Other Offers. Until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Seller shall not, and shall cause each of its Subsidiaries and Representatives not to, directly or indirectly, (a) solicit, initiate or knowingly encourage, or take any action to solicit, initiate or knowingly encourage any inquiries, announcements or communications relating to, or the making of any submission, proposal or offer that constitutes or that would reasonably be expected to lead to, an Acquisition Proposal, (b) enter into, participate in, maintain or continue any discussions or negotiations relating to, any Acquisition Proposal with any Person other than Purchaser, (c) furnish to any Person other than Purchaser any information that Seller believes or should reasonably know would be used for the purposes of formulating any inquiry, expression of interest, proposal or offer relating to an Acquisition Proposal, or take any other action regarding any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal or (d) accept any Acquisition Proposal or enter into any agreement, arrangement or understanding providing for the consummation of any transaction contemplated by any

Acquisition Proposal or otherwise relating to any Acquisition Proposal. Seller shall, and shall cause each of its Representatives to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the date of this Agreement with respect to any Acquisition Proposal. Until the earlier of the Closing or the termination of this Agreement in accordance with its terms, Seller shall, and shall cause each of its Representatives to, promptly (and in any event, no later than one Business Day following receipt of an Acquisition Proposal) notify Purchaser of any Acquisition Proposal received by Seller or its Subsidiaries and Representatives after the Execution Date, which notice shall include a summary of the material terms of any such Acquisition Proposal, whether conveyed verbally or in writing.

Section 5.03 Access to Information.

(a) From the date of this Agreement until the earlier of the Closing and the valid termination of this Agreement in accordance with the terms hereof, Seller shall (a) give Purchaser and its Representatives reasonable access during normal business hours to the offices, properties, and Books and Records of the Business (subject to Seller taking actions reasonably necessary to ensure compliance by Seller and its Subsidiaries and their respective directors, officers and employees with any COVID-19 Measures; provided, that Seller and its Subsidiaries shall use commercially reasonable efforts to allow for such access or as much of such access as is possible in a manner that does not jeopardize the health and safety of their respective directors, officers and employees), (b) furnish to Purchaser and its Representatives such financial and operating data and other information relating to the Business as such Persons may reasonably request and (c) instruct Seller employees with knowledge of the Business and counsel and financial advisors of Seller and Seller’s other relevant Representatives to cooperate with Purchaser in its investigation of the Business. Any investigation pursuant to this Section 5.03 shall be conducted at Purchaser’s sole cost and expense, under supervision of appropriate personnel of Seller and in such manner as not to interfere unreasonably with the conduct of the business of Seller and its Subsidiaries. Notwithstanding the foregoing, Seller shall have no obligation to disclose any confidential or proprietary information of third parties the disclosure of which is subject to a confidentiality obligation in favor of any third party; provided, that Seller shall use commercially reasonable efforts to obtain consent from the applicable third Person to permit disclosure to Purchaser of such confidential or proprietary information. All requests for access to the offices, properties, and Books and Records of the Business shall be made to such Representatives of Seller as Seller shall designate, who shall be solely responsible for coordinating all such requests and all access permitted hereunder. It is further agreed that neither Purchaser nor any of its Representatives shall contact any of the employees, customers, suppliers or other business partners of Seller or any of its Subsidiaries regarding the Transactions, whether in person or by telephone, electronic or other mail or other means of communication, without the specific prior authorization of such Representatives of Seller. Notwithstanding the foregoing: (i) neither Seller nor any Subsidiary of Seller shall be required to provide access to or disclose information where such access or disclosure would waive the attorney-client privilege or contravene any Applicable Law, (ii) Seller may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided under this Section 5.03 as “Outside Counsel Only Material,” which Outside Counsel Only Material and the information contained therein shall be given only to the outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, directors or other Representatives of the recipient unless express permission is obtained in advance from Seller or its legal counsel or pursuant to “clean team” or similar procedures agreed by Seller and

Purchaser acting reasonably, (iii) any materials provided under this Section 5.03 may be redacted as necessary to comply with Applicable Law or as necessary to address reasonable legal privilege concerns; provided, that Seller will use commercially reasonable efforts to provide such information and materials in a manner that complies with Applicable Law and does not jeopardize legal privilege, and (iv) except (x) as set forth in Section 5.06 or (y) for information reasonably requested by Purchaser in connection with its financial reporting obligations following the Closing, Seller shall not be required to prepare financial statements or other financial information relating to the Business that it does not customarily prepare in the ordinary course of its business. Purchaser will hold, and will cause its Representatives and Affiliates to hold, any non-public information, including any and all information provided this Section 5.03 in confidence in accordance with the Confidentiality Agreement. No investigation pursuant to this Section 5.03 shall alter any representation or warranty provided under this Agreement or any Ancillary Agreement by Seller or its Subsidiaries.

Section 5.04 Notices of Certain Events. During the Pre-Closing Period, each party hereto shall promptly notify the other party hereto of the failure of such first party to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement; provided, that the delivery of any notice pursuant to this Section 5.04 does not limit or otherwise affect the remedies available hereunder to the party receiving such notice or the representations or warranties of, or the conditions to the obligations of, the parties to this Agreement.

Section 5.05 Termination of Affiliate Contracts. Prior to or concurrently with the Closing, Seller shall cause all Affiliate Contracts to be settled or terminated without giving rise to any Liability that would be an Assumed Liability hereunder.

Section 5.06 Financial Statements. No later than 10 Business Days prior to the Closing Date, Seller shall deliver to Purchaser a statement summarizing the Purchased Assets and Assumed Liabilities as of June 30, 2022 (except as set forth in the notes thereto, and excluding Purchased Assets and Assumed Liabilities of a type or nature that are not required by GAAP to be reflected on the face of a balance sheet), consistent with the presentation and standards substantially similar to the Project Viper Draft Due Diligence Findings – Quality of Earnings Financial & Accounting report, dated June 14, 2022, and the documents located at 2.3.2 and 2.3.3 in the Project Viper virtual data room hosted by Intralinks as of the Execution Date and consistent with the presentation of information provided to Purchaser on Section 3.04(a) of the Disclosure Schedule; provided, that Seller shall not be required to incur out-of-pocket costs and expenses in excess of $500,000 in the aggregate (for the avoidance of doubt, which expenses shall be in addition to expenses of Seller for services incurred prior to the Execution Date) in connection with its obligations set forth in this Section 5.06, unless such out-of-pocket costs and expenses in excess of $500,000 are (a) approved in advance by Purchaser in its sole discretion and (b) promptly reimbursed by Purchaser.

ARTICLE 6.

ADDITIONAL COVENANTS OF THE PARTIES

Section 6.01 Governmental Approvals and Filings.

(a) Subject to the terms and conditions set forth in this Agreement, Purchaser and Seller shall, and shall cause each of their Subsidiaries and controlled Affiliates to, cooperate with each other and use their respective reasonable best efforts to, take or cause to be taken, all actions and to do, or cause to be done, all things necessary or advisable, including avoiding or eliminating each and every impediment under any Antitrust Law that may be asserted by any Governmental Authority, so as to enable the parties to consummate and make effective the Transactions prior to the End Date.

(b) During the Pre-Closing Period, subject to the terms and conditions set forth in this Agreement, the parties shall, and shall cause their Subsidiaries to, use their reasonable best efforts to (i) take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate and make effective the Transactions prior to the End Date, (ii) obtain from Governmental Authorities all Consents required to be obtained by any party or any of their respective Subsidiaries, and to defend any action or Proceeding by any Governmental Authority (including those in connection with any applicable Antitrust Law), in connection with the authorization, execution and delivery of this Agreement and the consummation of the Transactions and (iii) as promptly as reasonably practicable, and in any event, for filings pursuant to the HSR Act, within 10 Business Days after the date hereof, and for filings pursuant to other applicable Antitrust Laws, within the later of (A) 10 Business Days after the date hereof and (B) three Business Days after Purchaser’s receipt of all Seller information reasonably requested by Purchaser and required for such filings (provided, that Purchaser shall have promptly requested such information from Seller in writing, including by e-mail), make all necessary filings and a voluntary notification pursuant to Section 18 of the United Kingdom of Great Britain and Northern Ireland National Security and Investment Act 2021, and thereafter make any other required or advisable submissions, and pay any fees due in connection therewith, with respect to this Agreement and the Transactions required under (x) the Exchange Act, and any other applicable federal or state securities laws, (y) the HSR Act and (z) any other applicable Antitrust Laws. The parties shall, and shall cause their Subsidiaries to, cooperate fully with each other in connection with (A) determining whether any action by or in respect of, or filing with, any Governmental Authority is required or advisable in connection with the consummation of the Transactions and (B) seeking any such actions or Consents or making any such filings. The parties shall, and shall cause their Subsidiaries to, furnish to each other and their respective outside legal advisors all information reasonably required for any application or other filing under any Applicable Law in connection with the Transactions. Notwithstanding the foregoing or anything in this Agreement to the contrary, but without limiting the obligations of Purchaser under this Section 6.01, Purchaser will, on behalf of the parties, determine and control the strategy for dealing with any Governmental Authority in respect of obtaining any Governmental Approvals, and, to the extent permissible, Seller will use its reasonable best efforts to act consistently with such strategy; provided, that Purchaser will consult in advance with, and consider in good faith the views of, Seller in respect of obtaining the Governmental Approvals. Purchaser shall pay all filing or similar fees associated with all filings and submissions referred to in this Section 6.01. Purchaser shall not, and shall cause its Subsidiaries and Affiliates not to, without the prior written consent of Seller (such consent not to be unreasonably withheld, conditioned or delayed), and Seller shall not, and shall cause its Subsidiaries and Affiliates not to, (1) “pull-and-refile,” pursuant to 16 C.F.R. § 803.12, any filing made under the HSR Act, (2) extend or restart the waiting, review or investigation period under any applicable Antitrust Law or (3) offer, negotiate or enter into any commitment or agreement, including any timing agreement, with any Governmental Authority to delay the consummation of, to extend the review or investigation period applicable to, or not to close before a certain date, the Transactions.

(c) Without limiting the generality of anything contained in this Section 6.01, each party hereto shall, and shall cause its Subsidiaries to, (i) give the other parties reasonable advance notice prior to the making or commencement of any request, inquiry, investigation, action or Proceeding by or before any Governmental Authority with respect to the Transactions, (ii) keep the other parties promptly informed as to the status of any such request, inquiry, investigation, action or Proceeding and (iii) promptly inform the other parties of any communication to or from any Governmental Authority regarding the Transactions. Each party hereto will, and will cause its Subsidiaries to, consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted to any Governmental Authority in connection with the Transactions. In addition, except as may be prohibited by any Governmental Authority or by any Applicable Law, in connection with any such request, inquiry, investigation, action or Proceeding, each party hereto will permit the other parties to be present at each meeting, videoconference or teleconference relating to such request, inquiry, investigation, action or Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Authority in connection with such request, inquiry, investigation, action or Proceeding.

(d) Each of the parties shall, and shall cause their Subsidiaries to, (i) cooperate and coordinate with the other in the making of any filings or submissions that are required to be made under any applicable Antitrust Laws or requested to be made by any Governmental Authority in connection with the Transactions, (ii) supply the other party or its outside counsel with any information that may be required or requested by any Governmental Authority in connection with such filings or submissions, and (iii) respond to and comply with, as promptly as practicable, any request, requirement or demand for information or documents from any Governmental Authority in connection with any such filings or submissions or otherwise in connection with the Transactions that are made under any applicable Antitrust Laws (including responding to any “second request” for additional information and documentary material under the HSR Act as promptly as practicable). Purchaser shall, and shall cause its Affiliates to, contest, resist, defend, litigate on the merits and appeal, including through the issuance of a final, non-appealable Order, any Proceeding brought by a Governmental Authority or other Person, whether judicial or administrative, challenging or seeking to delay, restrain or prohibit the consummation of the Transactions or seeking to compel any divestiture, license, sale, or other disposal by Purchaser or any of its Subsidiaries of any business, assets or property, or to impose any limitation on the ability of any of them to conduct their businesses or to own or exercise control of any business, assets or property, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any Order in any Proceeding that would otherwise have the effect of restraining, prohibiting, preventing or delaying the consummation of the Transactions.

(e) For the avoidance of doubt and notwithstanding anything to the contrary contained in this Agreement other than the proviso set forth below, and without limiting the generality of the foregoing, Purchaser shall, and shall cause its Subsidiaries to, take any and all steps necessary to eliminate each and every impediment under the HSR Act or any other Antitrust Law that is asserted by any Governmental Authority or any other Person so as to enable the parties to consummate the Transactions prior to the End Date, including, if necessary, offering, proposing, negotiating, agreeing and committing to and effecting, by consent decree, hold separate order or otherwise, (i) divestitures, sales, transfers or other dispositions of, licenses of, or hold separate or similar arrangements with respect to, any assets, product lines, businesses or interests of the Business, the Purchased Assets, Purchaser, or Purchaser’s Subsidiaries, (ii) the termination, amendment, assignment or creation of relationships, contractual rights or obligations, ventures or other arrangements of the Business, the Purchased Assets, Purchaser, or Purchaser’s Subsidiaries, (iii) conduct of business restrictions, including restrictions on Purchaser’s or its Subsidiaries’ ability to manage, operate or own any assets, product lines, businesses or interests, (iv) any other change or restructuring of the Business, the Purchased Assets, Purchaser, or Purchaser’s Subsidiaries or other actions and non-actions with respect to assets, product lines, businesses or interests of the Business, the Purchased Assets, Purchaser, or Purchaser’s Subsidiaries and (v) any other condition, commitment, remedy or undertaking of any kind (all of the foregoing in clauses (i), (ii), (iii), (iv) and (v), a “Remedy Action”), in each case, in order to obtain any and all actions, Consents, approvals, authorizations and waivers from Governmental Authorities required to consummate the Transactions in no event later than the End Date; provided, however, that notwithstanding anything to the contrary set forth in this Agreement, the parties acknowledge and agree that Purchaser shall not be required, and neither this Section 6.01 nor the “reasonable best efforts” standard shall require or be construed to require Purchaser, to take any Remedy Action to the extent that such Remedy Action (A) individually or in the aggregate with all other Remedy Actions, would reasonably be expected to have a material adverse effect on the Business or on Purchaser and its Subsidiaries, taken as a whole (but deemed for this purpose to be the same size as the Business) or (B) is not conditioned upon the consummation of the Transactions. Seller and its Subsidiaries shall not, without the prior written consent of Purchaser (which consent may be withheld in Purchaser’s sole discretion), directly or indirectly, offer, propose, take or agree to take any Remedy Action.

(f) From the period beginning on the Execution Date and ending upon the satisfaction of the condition set forth in Section 7.01(a), neither Purchaser nor any of its Subsidiaries shall enter into any definitive agreement with respect to a transaction described in Schedule 6.01(f), if such transaction would reasonably be expected to materially delay or prevent the consummation of the Transactions.

(g) Each of the parties hereto shall cooperate with each other and take all appropriate action to (i) prepare and file required notifications with DDTC pursuant to Section 122.4 of the ITAR within five calendar days from the Closing Date, and (ii) prepare and submit any requests to amend or novate licenses or other authorizations issued by DDTC, BIS, or other Governmental Authorities in respect of Trade Control Laws that may be necessary as a consequence of the Closing.

(h) Purchaser and Seller shall comply with their respective obligations set forth on Schedule 6.01(h).

Section 6.02 Confidentiality; Public Announcements.

(a) Each of the parties hereby acknowledges and agrees to continue to be bound by the Confidentiality Agreement dated as of May 15, 2022, by and between Purchaser and Seller (as amended from time to time, the “Confidentiality Agreement”).

(b) Each of the parties agrees that no public release or announcement concerning the Transactions or this Agreement shall be issued by any party hereto or Subsidiary thereof without the prior written consent of the other party (which consent shall not be unreasonably withheld, delayed or conditioned), except as may be required by Applicable Law or the rules or regulations of any applicable securities exchange or regulatory or governmental body to which the relevant party is subject, in which case the party required to make such release or announcement shall use its commercially reasonable efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance; provided, that without the consent of the other party hereto, each party may disseminate information substantially similar in tone and substance to information included in a press release or other document previously approved for public distribution by the parties hereto. The issuing party will promptly make available to the other party hereto copies of any written communications made without prior consultation pursuant to the immediately preceding sentence. The parties agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of, and shall not be issued prior to the approval of each of, Seller and Purchaser.

Section 6.03 Books and Records.

(a) In order to facilitate the resolution of any claims made against or incurred by Seller prior to the Closing, or for any other reasonable purpose, for a period of six years after the Closing or as otherwise required by Applicable Law, Purchaser shall (i) to the extent consistent with Purchaser’s ordinary course record retention policies, retain the Books and Records relating to periods prior to the Closing and provided to Purchaser, and (ii) upon reasonable notice, afford Seller’s Representatives reasonable access (including the right to make, at Seller’s expense, photocopies), during normal business hours, to such Books and Records.

(b) In order to facilitate the resolution of any claims made by or against or incurred by Purchaser after the Closing, or for any other reasonable purpose, for a period of six years after the Closing or as otherwise required by Applicable Law, Seller shall (i) to the extent consistent with Seller’s ordinary course record retention policies, retain any books and records of Seller relating to the Business that are not otherwise included in the Books and Records for periods prior to the Closing, and (ii) upon reasonable notice, afford Purchaser’s Representatives reasonable access (including the right to make, at Purchaser’s expense, photocopies), during normal business hours, to such books and records.

(c) Neither Purchaser nor Seller shall be obligated to provide the other party with access to any books or records pursuant to this Section 6.03 where such access would violate any Applicable Law or Contract, or waive any attorney-client or other similar privilege. In the event such provision of information would reasonably be expected to violate any Applicable Law or Contract or waive any attorney-client or other similar privilege, the parties shall take commercially reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence.

Section 6.04 Post-Closing Government Audit Cooperation. Purchaser and Seller shall cooperate with each other, and shall use commercially reasonable efforts to cause their respective Representatives and Affiliates to cooperate with each other, at or after the Closing to ensure the orderly administration and resolution of the matters in Section 3.08(d) of the Disclosure Schedule and any similar matters with respect to periods that have not been audited by the applicable Governmental Authorities as of the Execution Date and to minimize any disruption to the businesses of Seller and Purchaser that might result from such matters. Purchaser and Seller agree to use commercially reasonable efforts to furnish or cause to be furnished to the other, upon reasonable request, as promptly as practicable, such information and assistance relating to the matters set forth in Section 3.08(d) of the Disclosure Schedule and any similar matters with respect to periods that have not been audited by the applicable Governmental Authorities as of the Execution Date, and to execute and deliver, or cause to be executed and delivered, all documents and to take, or cause to be taken, all actions that may be reasonably necessary or appropriate, in the reasonable opinion of counsel for Seller and Purchaser, as is reasonably necessary for the orderly administration and resolution of the matters in Section 3.08(d) of the Disclosure Schedule and all unaudited periods, provided that all such actions are in accordance with Applicable Law.

Section 6.05 Employee Matters.

(a) No later than five Business Days prior to the Closing, Purchaser shall make offers of employment to each Business Employee (including each such Business Employee who is on leave of absence, disability or medical leave (each such employee, an “On-Leave Business Employee”)), with employment with Purchaser under such offers to commence (i) on the Closing Date or (ii) in the case of On-Leave Business Employees, in accordance with Section 6.05(c). Such offers shall provide each Business Employee with (i) the same general location of employment as such Business Employee’s location of employment as of immediately prior to the Closing (which, for this purpose, shall mean that the Business Employee’s location of employment pursuant to such offer shall not be more than 50 miles from such Business Employee’s location of employment as of immediately prior to the Closing); (ii) substantially the same duties, responsibilities and position as such Business Employee’s duties, responsibilities and position as of immediately prior to the Closing; (iii) a base salary or hourly wage rate, as applicable, that is not less than that provided to such Business Employee as of immediately prior to the Closing; (iv) target short-term and long-term incentive opportunities (which long-term incentive opportunities may be payable in equity or cash) that are substantially comparable in the aggregate to the aggregate short-term and long-term incentive opportunities provided to such Business Employee for Seller’s most recently completed fiscal year, in addition to the long-term incentives to be provided pursuant to clause (vi) below; (v) with respect to other compensation and benefits (other than those described in clauses (iii), (iv), (vi) and (vii), but including health, welfare, and retirement benefits), a stated compensation and benefits opportunity such that the aggregate total compensation and benefits opportunities for such Business Employee is substantially comparable to either (A) the aggregate total compensation and benefits opportunity provided to such Business Employee as of immediately prior to the Closing, or (B) the aggregate total compensation and benefits opportunity provided by Purchaser to its similarly situated employees; (vi) solely to the extent a Business Employee holds unvested Seller equity compensation awards immediately prior to the Closing that are forfeited pursuant to their terms on the Closing Date as a result of the transactions contemplated by this Agreement, long-term incentive awards in the form of equity or cash-settled incentive arrangements with an aggregate value as of the Closing equal to the aggregate value of the equity incentive compensation (including all restricted stock units) forfeited by such Business Employee as a result of the transactions contemplated by this Agreement, with comparable vesting and acceleration terms (whether through the assumption, continuation or conversion of the outstanding long-term incentive compensation awards held by such Business Employee or the replacement of such awards with substantially similar awards with equivalent value); and (vii) a right to severance benefits payable on terms and conditions that are no less favorable than the greater of (A) the severance benefits set forth on Schedule 6.05(a), (B) the severance benefits provided by Purchaser to its similarly situated employees, and (C) the severance and termination pay and benefits continuation and any other notice, pay in lieu of notice, benefits or compensation that is required by Applicable Law (the “Severance Benefits”, and collectively, the “Qualifying Offer Terms”); provided, however, that the form of offer documentation shall be subject to reasonable review by Seller, which review shall not be unreasonably delayed, prior to Purchaser making such offers of employment. Purchaser shall comply with all Applicable Laws in connection with any actions taken related to any offers of employment to the Business Employees. Each Business Employee who accepts such offer and who commences employment with Purchaser shall be referred to herein as a “Transferred Employee.”

(b) During the period starting on the Closing Date and ending on the first anniversary of the Closing Date or any longer period of time required by Applicable Law (such period, the “Post-Closing Comparability Period”), Purchaser shall provide or maintain, or cause to be provided or maintained, the Qualifying Offer Terms for each Transferred Employee who continues to be employed by Purchaser or a Subsidiary of Purchaser following the Closing Date.

(c) Purchaser shall make offers of employment to each On-Leave Business Employee on the Qualifying Offer Terms specified in Section 6.05(a), with employment with Purchaser under such offers to commence as of the date on which such On-Leave Business Employee is able to commence active employment and presents himself or herself to Purchaser for active employment; provided, that, such On-Leave Business Employee so presents himself or herself within the six-month period following the effective date of the leave status or, if longer, following the expiration of such period as required by Applicable Law. With respect to any On-Leave Business Employee, all references to the “Closing” or “Closing Date” in this Section 6.05, except in this Section 6.05(c), shall refer to the date, if any, on which his or her employment commences with Purchaser and any On-Leave Business Employee who commences employment with Purchaser as provided in this Section 6.05(c) shall be a “Transferred Employee” on the date on which his or her employment commences with Purchaser.

(d) Purchaser shall, and shall cause its Subsidiaries to, provide each Transferred Employee with full credit for all service recognized by Seller and its Subsidiaries and predecessors prior to the Closing for purposes of determining eligibility to participate, vesting and benefit accruals, under any applicable Purchaser Employee Plan (including for purposes of severance); provided, that such service shall not be recognized under any defined benefit pension plan of Purchaser, for purposes of qualifying for subsidized early retirement benefits, for retirement eligibility for deferred compensation or equity compensation or to the extent such recognition would result in a duplication of benefits. Purchaser shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (i) waive all limitations as to preexisting conditions exclusions and waiting periods with respect to participation and coverage requirements applicable to the Transferred Employees under any welfare benefit plans that such employees may be eligible to participate in after the Closing Date, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Closing Date under any welfare benefit plan maintained for the Transferred Employees immediately prior to the Closing Date, and (ii) provide or cause to be provided full credit to each Transferred Employee (and his or her spouse, domestic partner and dependents, as applicable) for any co-payments, deductibles or other out-of-pocket expenses paid by such Transferred Employee or spouse, domestic partner or dependent under any comparable Employee Plan during the plan year in which the Closing occurs as if such amounts had been paid under the applicable Purchaser Employee Plan.

(e) Prior to the Closing, (1) Purchaser shall not issue any communication (including any electronic communication) regarding the Transactions to any Business Employee without the prior written approval of Seller, and shall obtain Seller’s approval of the content, scope, form and timing of any communications by Purchaser with the Business Employees on all employment-related matters in connection with this Agreement (the “Employment Matters”); provided, that, such approval from Seller shall not be unreasonably withheld, delayed or conditioned, (2) Seller shall provide Purchaser with an opportunity to review and provide comments to (which comments will be considered by Seller in good faith to the extent reasonably practicable) any material communication (including any electronic communication) regarding the Transactions to any Business Employee (other than communications that are substantially consistent with prior employee communications or publicly-disclosed information), and shall consult with Purchaser on the content, scope, form and timing of any such communications by Purchaser with the Business Employees related to Employment Matters, and (3) Seller shall not issue any communication (including any electronic communication) regarding any post-Closing compensation or benefits to be paid by Purchaser to Business Employees following the Closing without the prior written approval of Purchaser (other than communications that are substantially consistent with prior employee communications or publicly-disclosed information), and Seller shall obtain Purchaser’s approval of the content, scope, form and timing of such communications; provided, that, such approval from Purchaser shall not be unreasonably withheld, delayed or conditioned.

(f) Purchaser shall cause each Transferred Employee who is a participant in any “employee benefit plan” intended to qualify under Section 401(a) of the Code that includes a cash or deferred arrangement intended to satisfy the provisions of Section 401(k) of the Code (the “Seller 401(k) Plans”) to be allowed to participate, effective as of the date of his or her commencement of employment with Purchaser or one of its Subsidiaries, in a tax qualified plan which includes a cash or deferred arrangement intended to satisfy the provisions of Section 401(k) of the Code that is sponsored and maintained by Purchaser or a Subsidiary thereof (the “Purchaser 401(k) Plan”) and such Transferred Employee shall be credited with eligibility service and vesting service for all periods of service with Seller or its Subsidiaries to the extent so credited with such service under the applicable Employee Plan. In addition, Purchaser shall cause the Purchaser 401(k) Plan to accept rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, exclusive of loans) from the Seller 401(k) Plan.

(g) Purchaser shall indemnify and hold harmless Seller and its Subsidiaries with respect to any Liability under COBRA or similar Applicable Law arising from the actions (or inactions) of Purchaser or any of its Subsidiaries with respect to Transferred Employees or their dependents after the Closing. Seller shall indemnify and hold harmless Purchaser and its Subsidiaries with respect to all Liabilities, including with respect to any “qualifying event” (as defined under COBRA), under COBRA or similar Applicable Law incurred by Seller at or prior to the Closing or arising as a result of the Transactions, each with respect to the Business Employees or their dependents. Purchaser shall not entice or encourage any Transferred Employee to elect continued group health plan coverage under Section 601 et seq. of ERISA and Section 4980B of the Code (or any similar state law) with respect to plans maintained by Seller and its Subsidiaries.

(h) Notwithstanding any other provision of this Agreement to the contrary, Purchaser shall assume and bear all the Liabilities, costs and expenses related to, and shall indemnify and hold harmless Seller and its Subsidiaries for and against, any claims made by any Business Employee for any severance payments and benefits provided to any Business Employee by Seller or any of its Subsidiaries (including severance payments and benefits consistent with Schedule 6.05(a) for any Business Employee who does not become a Transferred Employee), and any statutory or contractual severance and termination pay and benefits and any other notice, pay in lieu of notice, benefits or compensation that is required to be paid or provided to such Business Employee pursuant to any Employee Plan or Applicable Law or otherwise (other than any such Liabilities, costs and expenses for which the Business Employee or Seller or its Subsidiaries will receive (and actually receives) payment or reimbursement of such Liabilities, costs or expenses pursuant to any third-party insurance policy maintained by Seller or its Subsidiaries; provided, that such Liabilities covered by insurance are processed by Seller or its Subsidiaries, as applicable, in the same manner as prior to Closing), together with the employer portion of any employment or payroll taxes payable by Seller or its Subsidiaries in connection therewith (collectively, the “Termination Payments”) as a result of (A) Purchaser’s or its Subsidiaries’ failure to make an offer of employment in compliance with the requirements of this Section 6.05(a), or (B) Purchaser’s or its Subsidiaries’ termination of the employment of any Transferred Employee following the Closing. Seller or its Subsidiaries shall retain and bear all the Liabilities, costs and expenses relating to, and shall reimburse and indemnify and hold harmless Purchaser and its Subsidiaries from and against, any claims made by any Business Employee who does not become a Transferred Employee for any Termination Payments not arising solely under clauses (A) or (B) above, including, without limitation, any such claim arising out of the applicable Business Employee’s refusal to accept an offer of employment made in compliance of Section 6.05(a) from (or to commence employment with), or objection to the automatic transfer of employment to, Purchaser or its Subsidiaries.

(i) (1) With respect to each Transferred Employee who is an exempt employee, such employee shall participate in Purchaser’s discretionary paid time off vacation policy following the Closing and, Seller shall make a payment to such Transferred Employee of such Transferred Employee’s accrued but unused vacation time as of the Closing to which any Transferred Employee is entitled pursuant to Seller’s vacation time policy immediately prior to the Closing, (2) with respect to each Transferred Employee who is a non-exempt employee, with respect to any accrued but unused vacation time as of the Closing to which any Transferred Employee is entitled pursuant to Seller’s vacation time policy immediately prior to the Closing, to the extent consented to by the Transferred Employee or otherwise permitted by Applicable Law, Purchaser shall, or shall cause its Subsidiaries to, assume the Liability for such accrued but unused vacation time up to a maximum of eighty (80) hours solely and allow such Transferred Employee to use such accrued but unused vacation time following the Closing; provided, that Seller shall make a payment to such Transferred Employee if and to the extent such Transferred Employee’s accrued but unused vacation time as of the Closing exceeds the eighty (80) hour cap set forth herein; and provided further that to the extent such assumption of such Liability is not consented to by a Transferred Employee or permitted by Applicable Law, Seller shall make a payment to such Transferred Employee of such Transferred Employee’s accrued but unused vacation time as of the Closing to which any Transferred Employee is entitled pursuant to Seller’s vacation time policy immediately prior to the Closing. Purchaser shall reimburse Seller for the payments to the Transferred Employees pursuant to (1) or (2) above (such aggregate reimbursement amount, the “Accrued Vacation Reimbursement Amount”). For the purposes of this Section 6.05(i), “vacation time” shall include vacation time, floating holidays, paid/flexible time off and similar arrangements (or similar benefit for any Business Employee located outside of the United States).

(j) Seller will provide, or will cause a Subsidiary to provide, any required notice under the WARN Act with respect to terminations of Business Employees’ employment (or other acts covered by the WARN Act) occurring concurrently with or prior to the Closing. Purchaser shall be solely responsible for complying with the WARN Act and any and all obligations under other Applicable Laws requiring notice of plant closings, relocations, mass layoffs, reductions in force or similar actions (and for any failures to so comply), in any case, applicable to the Business Employees as a result of any action by Purchaser and its Subsidiaries on or after the Closing Date or as a result of Purchaser’s or its Subsidiaries’ failure to comply with the requirements of this Section 6.05 at any time, including the requirement to provide offers of employment as provided in Section 6.05(a) containing the terms set forth therein.

(k) Purchaser shall be responsible for all workers’ compensation claims relating to any Transferred Employee made after the Closing Date, to the extent the incident or alleged incident giving rise to the claim occurred after the Closing Date.

(l) Seller and Purchaser hereby agree to follow the standard procedure for employment tax withholding as provided in Section 4 of Rev. Proc. 2004-53, I.R.B. 2004-35. Accordingly, Seller shall have employment tax reporting responsibilities for the wages and other compensation it pays and Purchaser shall have employment tax reporting responsibilities for the wages and other compensation it pays.

(m) Purchaser shall take the actions set forth in Schedule 6.05(m).

(n) Purchaser or its Subsidiaries shall assume all Liabilities, costs and expenses related to unpaid short-term incentives or annual bonuses payable to the Transferred Employees for the fiscal year of Seller in which the Closing occurs. In the event the Closing Date occurs on or before March 31, 2023, Purchaser or its Subsidiaries shall pay to the Transferred Employees who are employed by Purchaser or its Subsidiaries on the date of payment aggregate short-term incentives or annual bonuses for the fiscal year of Seller ending March 31, 2023 in an amount no less than the aggregate short-term incentives or annual bonuses payable to such Transferred Employees by Seller for the fiscal year of Seller ending March 31, 2022 (as set forth on the schedule required pursuant to Section 3.15(a)), which payment shall occur no later than June 15, 2023. In the event the Closing Date occurs after March 31, 2023, Purchaser or its Subsidiaries shall pay to the Transferred Employees who are employed by Purchaser or its Subsidiaries on the date of payment aggregate short-term incentives or annual bonuses for the portion of the fiscal year of Seller ending March 31, 2024 preceding the date on which the Transferred Employees become eligible to participate in Purchaser’s short-term incentive or annual bonus plan (each a “Purchaser Bonus Plan” and such date, the “Purchaser Bonus Plan Transition Date”) in an amount no less than the aggregate short-term incentives or annual bonuses payable to such Transferred Employees by Seller for the fiscal year of Seller ending March 31, 2023 (provided, that such amount shall not exceed the aggregate amounts set forth on the schedule required pursuant to Section 3.15(a) and shall be prorated for the period prior to the Purchaser Bonus Plan Transition Date), which payments shall occur no later than June 15, 2024 (or such earlier date that short-term incentives or annual bonuses are paid to such Transferred Employees under any Purchaser Bonus Plan). Except as set forth in any individual agreement with a Transferred Employee or any Purchaser Employee Plan, a Transferred Employee must be employed on the date of payment of any such short-term incentive or annual bonus payment in order to receive such payment.

(o) The parties acknowledge and agree that all provisions contained in this Section 6.05 with respect to Business Employees are included for the sole benefit of the respective parties and shall not create any third-party beneficiary or any other right in any other Person, including any employees or former employees of the Business, any participant in any Employee Plan or any beneficiary thereof or any right to continued employment with Seller or Purchaser (or any of their respective Subsidiaries), nor require Purchaser or any of its Subsidiaries to continue or amend any Purchaser Employee Plan on or after the Closing Date for Transferred Employees, and any such plan may be amended or terminated in accordance with its terms and Applicable Law.

Section 6.06 Restricted Matters.

(a) For a period of three years after the Closing Date, Seller shall not, and shall not permit any of its Subsidiaries or controlled Affiliates to (or take any action in its capacity as an equityholder of, or otherwise intentionally encourage or assist, TrellisWare Technologies, Inc. to), directly or indirectly, (i) design, develop, manufacture or sell Restricted Products or any other product that directly competes with the Business as of the Closing Date (a “Competing Activity”), (ii) acquire any Person, business or assets engaged in a Competing Activity (provided, that the foregoing shall not restrict the acquisition and subsequent ownership of any Person engaged in a Competing Activity so long as both (1) the Competing Activity accounts for no more than 15% of the total revenues of such Person (based on its latest annual financial statements), and (2) Seller either (A) divests all such Person(s), business(es) and asset(s) engaging in the Competing Activity within 12 months following the date of such acquisition or (B) ceases the engagement in any Competing Activity by such Person, business or assets within six months of the time of such acquisition, and ensures such Person(s), business(es) and asset(s) do not engage in any Competing Activity until the conclusion of such three year period, or (iii) acquire or hold investments or ownership of equity or economic interests in any Person engaged in a Competing Activity (other than equity or economic interests representing less than 10% of both the aggregate voting and economic power of such Person where neither Seller nor any of its Subsidiaries or controlled Affiliates have control rights or the right to appoint any member of its board of directors or similar governing body)). Notwithstanding the foregoing clause (i), nothing in this Section 6.06(a) shall restrict the resale of Restricted Products:

(x) on a stand-alone basis pursuant to any Customer Contract set forth on Schedule 2.06(b) (but subject to the terms of any arrangement put in place between Seller and Purchaser pursuant to Section 2.06(b)), where such Restricted Products were purchased from Purchaser pursuant to the Link-16 Terminal Supply Agreement; or

(y) where such Restricted Products are combined with or installed in products (that do not themselves constitute stand-alone Restricted Products without bona fide additional functionalities) that are sold as part of (1) the Retained Business (provided, that the Restricted Products combined with or installed in such products shall have been purchased from Purchaser pursuant to the Link-16 Terminal Supply Agreement, or from an alternative supplier if and to the extent permitted thereunder), or (2) the business of TrellisWare Technologies, Inc. so long as Seller and its Subsidiaries and controlled Affiliates have not taken any action as an equityholder of, or otherwise intentionally encourage or assist, TrellisWare Technologies, Inc. to engage in such activities.

(b) Seller shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, induce or encourage any Business Employee to reject Purchaser’s offer of employment made in compliance with Section 6.05 in connection with the Closing. From and after the Execution Date and for a period of two years after the Closing Date, Seller shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, solicit for employment or any similar arrangement any Transferred Employee; provided, however, that this Section 6.06(b) shall not apply to Transferred Employees who have left the employment of Purchaser or any of its Subsidiaries and shall not prohibit general solicitations for employment through advertisements or other means.

(c) Seller acknowledges that the restrictions contained in this Section 6.06 are reasonable and necessary to protect the legitimate interests of Purchaser and constitute a material inducement to Purchaser to enter into this Agreement and consummate the Transactions. In the event that any covenant contained in this Section 6.06 should be adjudicated to exceed the time, geographic, product or service or other limitations permitted by Applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service or other limitations permitted by Applicable Law.

(d) To the extent Purchaser believes that Seller is in breach of this Section 6.06, Purchaser shall provide written notice to Seller of the operations of Seller that Purchaser believes constitute a violation of this Section 6.06 and a period of 30 days following receipt of such notice to resolve such alleged breach (the “Resolution Period”). Such notice shall specify in reasonable detail the basis for such alleged breach. The senior management of the parties, including each party’s legal and business representatives, shall meet (including via telephone) and attempt in good faith to negotiate a resolution of such dispute during the Resolution Period.

(e) Seller acknowledges that a breach or threatened breach of this Section 6.06 would give rise to irreparable harm to Purchaser, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by Seller of any such obligations, Purchaser shall, following the Resolution Period, be entitled to seek equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction.

Section 6.07 Certain Tax Matters.

(a) Transfer Taxes. Transfer Taxes attributable to the Transactions shall be borne by Purchaser and Seller shall cooperate with Purchaser to establish any available exemption from (or otherwise reduce) such Transfer Taxes. For purposes of this Agreement, the term “Transfer Taxes” shall mean all transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes).

(b) Allocation of Property Taxes. All Property Taxes (for the avoidance of doubt, other than Transfer Taxes) levied with respect to the Purchased Assets for any Straddle Period shall be apportioned between Purchaser and Seller based on the number of days of such Straddle Period included in the Pre-Closing Tax Period and the number of days of such Straddle Period included in the Post-Closing Tax Period. Seller shall be liable for the proportionate amount of such Property Taxes that is attributable to the Pre-Closing Tax Period, and Purchaser shall be liable for the proportionate amount of such Property Taxes that is attributable to the Post-Closing Tax Period. Upon receipt of any bill for such Property Taxes, Purchaser or Seller, as applicable, shall present a statement to the other setting forth the amount of reimbursement to which each is entitled under this Section 6.07(b) together with such supporting evidence as is reasonably necessary to calculate the proration amount. The proration amount shall be paid by the party owing it to the other within 10 days after delivery of such statement. In the event that Purchaser or Seller makes any payment for which it is entitled to reimbursement under this Section 6.07(b), the applicable party shall make such reimbursement promptly but in no event later than 10 days after the presentation of a statement setting forth the amount of reimbursement to which the presenting party is entitled along with such supporting evidence as is reasonably necessary to calculate the amount of reimbursement.

(c) Cooperation. Purchaser and Seller agree to furnish or cause to be furnished to the other, upon request, as promptly as practicable, such information and assistance relating to the Purchased Assets as is reasonably necessary for the filing of all Tax Returns by Purchaser or Seller, the making of any election relating to Taxes, the preparation for any audit by any taxing authority and the prosecution or defense of any claim or Proceeding relating to any Tax, in each case solely to the extent related to any Pre-Closing Tax Period. Each of Purchaser and Seller shall retain all books and records with respect to Taxes pertaining to the Purchased Assets for a period of six years after the Closing. Purchaser and Seller shall cooperate fully with each other in the conduct of any Proceeding relating to Taxes involving the Purchased Assets or the Allocation. In the event of any conflict between this Section 6.07(c) and Section 6.03, this Section 6.07(c) shall control.

Section 6.08 Mail Handling. To the extent that Purchaser or any of its Subsidiaries receives any mail or packages addressed to Seller or any of its Subsidiaries not relating to the Purchased Assets or the Assumed Liabilities, Purchaser shall promptly deliver such mail or packages to Seller. After the Closing Date and to the extent not reflected or otherwise taken into account in the Final Purchase Price, Purchaser may deliver to Seller any checks or drafts made payable to Seller or any of its Subsidiaries that constitutes a Purchased Asset, and Seller shall promptly deposit such checks or drafts, and, upon receipt of funds, reimburse Purchaser within five Business Days for the amounts of all such checks or drafts, or, if so requested by Purchaser, endorse such checks or drafts to Purchaser for collection. To the extent Seller or any of its Subsidiaries receives any mail or packages addressed to Seller or any of its Subsidiaries but relating to the Purchased Assets or the Assumed Liabilities, Seller shall promptly deliver such mail or packages (or copies thereof) to Purchaser to the extent relating to the Purchased Assets or the Assumed Liabilities, as applicable. After the Closing Date and to the extent not reflected or otherwise taken into account in the Final Purchase Price, to the extent that Purchaser receives any cash or checks or drafts made payable to Purchaser that constitutes an Excluded Asset, Purchaser shall promptly use such cash to, or deposit such checks or drafts and upon receipt of funds from such checks or drafts, reimburse Seller within five Business Days for such amount received, or, if so requested by Seller, endorse such checks or drafts to Seller for collection. After the Closing Date and to the extent not reflected or otherwise taken into account in the Final Purchase Price, to the extent that Seller receives any cash or checks or drafts made payable to Seller that constitute a Purchased Asset, Seller shall promptly use such cash to, or deposit such checks or drafts and upon receipt of funds from such checks or drafts, reimburse Purchaser within five Business Days for such amount received, or, if so requested by Purchaser, endorse such checks or drafts to Purchaser for collection. The parties may not assert any set off, hold back, escrow or other restriction against any payment described in this Section 6.08.

Section 6.09 Wrong Pockets.

(a) If and to the extent that it is determined after Closing that legal title to or beneficial or other interest in all or part of any Excluded Assets have been transferred to Purchaser, or that any Assumed Liability or any Purchased Asset has been erroneously retained by Seller or any of its Affiliates, Purchaser shall, promptly upon the request of Seller, (i) execute all such agreements, deeds or other documents as may be necessary for the purposes of transferring such assets (or part thereof) or the relevant interests in them back to Seller or transferring such Assumed Liabilities or Purchased Assets to Purchaser, as applicable, (ii) complete all such further acts or things as Seller may reasonably direct in order to transfer such assets or the relevant interests in them back to Seller or transfer such Assumed Liabilities or Purchased Assets to Purchaser, as applicable and (iii) hold the asset (or part thereof), or relevant interest in the asset, in trust for Seller (to the extent permitted by Applicable Law) until such time as the transfer is validly effected to vest the asset (or part thereof) or relevant interest in the asset back to Seller.

(b) If and to the extent that it is determined after Closing that any Excluded Liability has been erroneously assumed by Purchaser or any of its Affiliates or any Purchased Asset has been erroneously retained by Seller or any of its Affiliates, Seller shall, promptly upon the request of Purchaser, (i) (x) execute all such agreements, deeds or other documents as may be necessary for the purposes of transferring such Excluded Liabilities (or part thereof) back to Seller and (y) complete all such further acts or things as Purchaser may reasonably direct in order to transfer such Excluded Liabilities back to Seller, (ii) (A) execute all such agreements, deeds or other documents as may be necessary for the purposes of transferring such Purchased Assets (or part thereof) to Purchaser and (B) complete all such further acts or things as Purchaser may reasonably direct in order to transfer such Purchased Assets to Purchaser and (iii) hold the asset (or part thereof), or relevant interest in the asset, in trust for Purchaser (to the extent permitted by Applicable Law) until such time as the transfer is validly effected to vest the asset (or part thereof) or relevant interest in the asset with Purchaser.

Section 6.10 Retained Names and Marks. Purchaser hereby acknowledges that all right, title and interest in and to all of the names and Trademarks owned by Seller or any of its Affiliates that are not Transferred Business Intellectual Property Rights, together with all variations thereof and all Trademarks containing or incorporating any of the foregoing (collectively, the “Retained Names and Marks”), are owned exclusively by Seller or its Subsidiaries and Purchaser acknowledges that it has no rights, and is not acquiring any rights, to use the Retained Names and Marks, except as expressly provided in the Intellectual Property License Agreement.

Section 6.11 Bulk Transfer Laws. Purchaser hereby waives compliance by Seller with any applicable bulk sale or bulk transfer laws of any jurisdiction in connection with the sale of the Purchased Assets to Purchaser. Any taxes imposed due to such noncompliance shall be borne by Purchaser.

Section 6.12 Release of Liens. Prior to or at the Closing, Seller shall arrange for all Liens (other than Permitted Liens) securing obligations (including all guarantee and collateral obligations) under any Indebtedness for borrowed money to be released in respect of the Purchased Assets pursuant to customary documentation reasonably acceptable to Purchaser.

Section 6.13 Insurance.

(a) From and after the Closing, the Purchased Assets and Assumed Liabilities shall cease to be insured by Seller’s and its Subsidiaries’ respective current and historical insurance policies or programs and by any of their current and historical self-insured programs, and none of Purchaser or its Affiliates shall have any access, right, title or interest to or in any such insurance policies, programs or self-insured programs (including to all claims and rights to make claims and all rights to proceeds) to cover any Purchased Asset, Assumed Liability or any other liability arising from the operation of the Business. Seller and its Subsidiaries may, effective at or after the Closing, amend any insurance policies and ancillary arrangements in the manner they deem appropriate to give effect to this Section 6.13(a). From and after the Closing, Purchaser shall be responsible for securing all insurance it considers appropriate for the Purchased Assets and its operation of the Business.

(b) Notwithstanding Section 6.13(a), for Losses that are Assumed Liabilities related to any claim or demand by a third Person (whether arising prior to or following the Closing Date) with respect to events or circumstances relating to the Business, the Purchased Assets and the Assumed Liabilities that occurred or existed prior to the Closing that are covered by an Available Insurance Policy, after the Closing, Seller shall or shall cause its Subsidiaries to: (i) at Purchaser’s written request, take commercially reasonable actions to assist Purchaser in making claims under the Available Insurance Policies in respect of such Assumed Liabilities under the Available Insurance Policies (which claims, for the avoidance of doubt, shall be made by Seller or its applicable Subsidiary on behalf of Purchaser or the Business), (ii) provide Purchaser with reasonable access to such Available Insurance Policies on request (which policies shall not be disclosed to any third Person without Seller’s prior written consent, which shall not be unreasonably withheld, delayed or conditioned), (iii) not accept or settle any such claims made in respect of such Assumed Liabilities without the prior written consent of Purchaser (which shall not be unreasonably withheld, delayed or conditioned), and (iv) promptly remit any payment made under the Available Insurance Policies in respect of any such claim to Purchaser. Purchaser shall exclusively bear the amount of (i) any “deductibles” or net retentions associated with such claims and (ii) any reasonable out-of-pocket costs and expenses incurred by Seller or its Subsidiaries with respect to such claims that are not covered under the relevant Available Insurance Policies (provided, that Seller shall obtain prior written consent from Purchaser before incurring any such material costs and expenses, it being understood that Seller shall not be required to incur any such cost and expense in the event Purchaser does not provide its consent therefor), but Purchaser shall not be responsible for any increase in premiums attributable to such claims.

Section 6.14 Seller Release.

(a) Effective as of the Closing, Seller, on behalf of itself and its Affiliates and each of their respective employees, officers, directors, equityholders, partners, members, advisors, successors and assigns (the “Seller Releasing Parties”), hereby irrevocably releases and forever discharges any and all rights, claims, obligations, liabilities, debts and causes of action it has had, now has or might now have against the Business (including the Purchased Assets) and its employees, officers, directors, equityholders, partners, members, advisors, successors and assigns (the “Business Released Parties”) to the extent arising out of, or relating to, the organization, management or operation of the Business prior to the Closing (the “Released Claims”); provided, that the Released Claims shall not include, and nothing in this Section 6.14 is intended to, nor does it, limit, impair or otherwise modify or affect, any rights, claims, obligations, liabilities, debts or causes of action arising from any obligation of any party arising under this Agreement, the other Transaction Documents or any other Contract between Seller or a Subsidiary thereof, on the one hand, and Purchaser or a Subsidiary thereof, on the other hand. Effective upon the Closing, Seller, for itself and each of the Seller Releasing Parties, irrevocably covenants to refrain from, directly or indirectly, asserting any claim or demand, or commencing, distributing or causing to be commenced, any Proceeding of any kind against the Business Released Parties based on any Released Claim.

(b) In furtherance of the foregoing, Seller, for itself and on behalf of its Affiliates, successors, heirs and executors, hereby acknowledges that (i) it is aware that it may hereafter discover facts different from or in addition to the facts which Seller now knows or believes to be true with respect to the subject matter of this Agreement, but that the parties intend that the general releases herein given shall be and remain in full force and effect, notwithstanding the discovery of any such different or additional facts and (ii) it has been informed of, and is familiar with, Section 1542 of the Civil Code of the State of California, which provides as follows: “A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.” Seller, for itself and on behalf of its Affiliates, successors, heirs and executors, hereby waives and relinquishes (x) all rights and benefits such Person has or may have under Section 1542 of the Civil Code of the State of California, to the full extent that such Person may lawfully waive all such rights and benefits pertaining to the subject matters of this Agreement and (y) any similar or comparable protections afforded by any case law or statutes of similar import, whether such laws are in the United States or elsewhere in the world. The parties acknowledge that this Section 6.14 is not an admission of liability or of the accuracy of any alleged fact or claim.

ARTICLE 7.

CONDITIONS TO CLOSING

Section 7.01 Conditions to the Obligations of Each Party. The obligations of the parties to consummate the Transactions are subject to the satisfaction of the following conditions:

(a) Governmental Approvals. All waiting periods (and any extensions thereof) applicable to the Transactions under the HSR Act, and any commitment to, or agreement (including any timing agreement) with, any Governmental Authority to delay the consummation of, or not to consummate before a certain date, the Transactions, shall have expired or been terminated, and all Consents set forth on Schedule 7.01(a) shall have been obtained.

(b) No Injunction. No Order issued by any Governmental Authority of competent jurisdiction shall be in effect which enjoins, prevents or makes unlawful the consummation of the Transactions, and no Applicable Law shall have been enacted, promulgated or be deemed applicable to the Transactions that makes consummation of the Transactions illegal.

Section 7.02 Conditions to the Obligations of Purchaser. The obligation of Purchaser to consummate the Transactions is subject to the satisfaction, at or prior to the Closing, of the following further conditions:

(a) Representations and Warranties.

(i) The Seller Fundamental Representations shall be true and correct in all but de minimis respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all but de minimis respects as of that specified date).

(ii) The other representations and warranties of Seller contained in this Agreement (disregarding all qualifications set forth therein relating to “materiality” or “Material Adverse Effect”) shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date), except where the failure of such representations and warranties to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b) Covenants. Each of the covenants and obligations that Seller is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c) No Material Adverse Effect. Since the Execution Date, there shall not have occurred any Material Adverse Effect.

(d) Executed Agreements and Certificates. Purchaser shall have received the agreements and documents from Seller set forth in Section 2.04, each of which shall be in full force and effect.

Section 7.03 Conditions to the Obligations of Seller. The obligation of Seller to consummate the Transactions is subject to the satisfaction of the following further conditions:

(a) Representations and Warranties.

(i) The Purchaser Fundamental Representations shall be true and correct in all but de minimis respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all but de minimis respects as of that specified date).

(ii) The other representations and warranties of Purchaser contained in this Agreement (disregarding all qualifications set forth therein relating to “materiality” or “Material Adverse Effect”) shall be true and correct in all respects as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date), except where the failure of such representations and warranties to be true and correct would not reasonably be expected to have a material adverse effect on Purchaser’s ability to consummate the Transactions.

(b) Covenants. Each of the covenants and obligations that Purchaser is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c) Executed Agreements and Certificates. Seller shall have received the agreements and documents from Purchaser set forth in Section 2.08(b), each of which shall be in full force and effect.

ARTICLE 8.

INDEMNIFICATION

Section 8.01 Survival. Subject to the limitations and other provisions of this Agreement, other than the representations and warranties set forth in Section 3.22 and Section 4.08, which shall survive the Closing indefinitely, the representations and warranties contained herein shall terminate effective as of the Closing and shall not survive the Closing for any purpose, and thereafter there shall be no liability on the part of, nor shall any claim be made by, either party or its Affiliates with respect to the representations and warranties set forth in

Article 3 and Article 4. None of the covenants or other agreements contained in this Agreement shall survive the Closing Date other than those which by their terms contemplate performance after the Closing Date, and each such surviving covenant and agreement shall survive the Closing for the period contemplated by its terms.

Section 8.02 Indemnification By Seller. Subject to the other terms and conditions of this Article 8 and Section 6.09, from and after the Closing Date, Seller shall indemnify Purchaser against, and shall hold Purchaser harmless from and against, any and all Losses incurred or sustained by, or imposed upon, Purchaser based upon, arising out of, with respect to or by reason of any Excluded Liabilities; provided, that, notwithstanding anything to the contrary herein, Seller shall have no obligation to indemnify or hold Purchaser harmless from and against any Excluded Disallowed Cost Liabilities except to the extent Purchaser provides a Claim Notice with respect thereto pursuant to Section 8.05 prior to the fifth anniversary of the Closing Date (it being understood that in the event a Claim Notice has been provided to Seller prior to the fifth anniversary of the Closing Date, Seller’s obligation to indemnify or hold Purchaser harmless from and against any Excluded Disallowed Cost Liabilities shall survive with respect to the Third Party Claim specified in such Claim Notice until such time as such claim is finally resolved).

Section 8.03 Indemnification By Purchaser. Subject to the other terms and conditions of this Article 8 and Section 6.09, from and after the Closing Date, Purchaser shall indemnify Seller Parties against, and shall hold Seller Parties harmless from and against, any and all Losses incurred or sustained by, or imposed upon, Seller Parties based upon, arising out of, with respect to or by reason of any Assumed Liabilities.

Section 8.04 Certain Limitations. The indemnification provided for in Section 8.02 and Section 8.03 shall be subject to the following limitations:

(a) Payments by any Indemnifying Party pursuant to Section 8.02 in respect of any Losses shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment received or reasonably expected to be received by any Indemnified Party in respect of any such claim. Any Indemnified Party shall use its commercially reasonable efforts to recover under insurance policies (including, in the case of Purchaser, the R&W Policy) or indemnity, contribution or other similar agreements for any Losses prior to seeking indemnification under this Agreement. If any Indemnified Party receives any payment in respect of any Losses after it has already received an indemnification payment on account of its claim, then it shall promptly reimburse any Indemnifying Party for the amount of such payment (net of any costs, expenses or losses incurred in connection with such payment) to the extent that such amount was not already deducted from the indemnification payment made by any Indemnifying Party.

(b) Payments by any Indemnifying Party pursuant to Section 8.02 in respect of any Loss shall be reduced by an amount equal to any Tax benefit realized as a result of such Loss by any Indemnified Party.

(c) Except to the extent awarded by a court of competent jurisdiction to a third party pursuant to a Third Party Claim, Losses shall exclude, and in no event shall either party have any liability under any provision of this Agreement for, any punitive, exemplary, incidental, consequential, special or indirect damages, damages for loss of future revenue, income or profit, loss of business reputation or opportunity relating to the breach or alleged breach of this Agreement, or diminution of value or any damages based on any type of multiple.

(d) Any Indemnified Party shall take all reasonable steps to mitigate any Loss upon becoming aware of any event or circumstance that would be reasonably expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach that gives rise to such Loss.

Section 8.05 Indemnification Procedures. The party making a claim under this Article 8 is referred to as the “Indemnified Party,” and the party against whom such claims are asserted under this Article 8 is referred to as the “Indemnifying Party.”

(a) Third Party Claims. If any Indemnified Party receives notice of the assertion or commencement of any action, suit, claim or other Proceeding made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party prompt written notice thereof (a “Claim Notice”). The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. The Claim Notice shall describe the Third Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party, to assume the defense of any Third Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, and the Indemnified Party shall cooperate in good faith in such defense; provided, that, notwithstanding the foregoing, the Indemnifying Party will not be entitled to control, and the Indemnified Party will be entitled to have control over, the defense or settlement of any Third Party Claim (and the reasonable cost of such defense and any Losses with respect to such Third Party Claim shall constitute an amount for which the Indemnified Party is entitled to indemnification hereunder to the extent constituting indemnifiable Losses hereunder) if (i) the Third Party Claim involves a criminal or quasi-criminal proceeding, action, indictment, allegation or investigation, (ii) the Third Party Claim seeks injunctive relief or other non-monetary equitable relief, (iii) the Third Party Claim, if adversely determined, could result in suspension or debarment of Purchaser by a Governmental Authority, or (iv) the Indemnified Party has been advised in writing by legal counsel that a conflict of interest exists which, under applicable principles of legal ethics, would prohibit a single legal counsel from representing both the Indemnified Party and the Indemnifying Party in such Third Party Claim. In the event that the Indemnifying Party assumes the defense of any Third Party Claim, subject to this Section 8.05(a), the Indemnifying Party shall have the right to take such action as it deems reasonably necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third Party Claim in the name and on behalf of the Indemnified Party. The Indemnified Party shall have the right, at its own cost and expense, to participate in the defense of any Third Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof. If the Indemnifying Party elects not to compromise or defend such Third Party Claim or fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement, the Indemnified Party may, subject to this Section 8.05(a), pay, compromise, defend such Third Party Claim and seek indemnification for any and all Losses based upon, arising from or relating to such Third Party Claim. The Indemnifying Party and the Indemnified Party shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim, including making available (subject to the provisions of Section 6.02) records relating to such Third Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the Indemnifying Party, employees of the Indemnified Party as may be reasonably necessary for the preparation of the defense of such Third Party Claim.

(b) Settlement of Third Party Claims. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, delayed or conditioned), unless such settlement is solely for money damages that shall be paid for in full by the Indemnifying Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third Party Claim. If the Indemnified Party has assumed the defense pursuant to Section 8.05(a), it shall not agree to any settlement without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, delayed or conditioned) if the Indemnified Party is seeking or will seek indemnification hereunder with respect to such matter.

(c) Direct Claims. Any claim by an Indemnified Party on account of a Loss which does not result from a Third Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party prompt written notice thereof. The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except to the extent that the Indemnifying Party forfeits rights or defenses by reason of such failure. Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. The Indemnifying Party shall have 30 days after its receipt of such notice to respond in writing to such Direct Claim. During such 30-day period, the Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance (including access to the Indemnified Party’s premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request. If the Indemnifying Party does not so respond within such 30-day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

Section 8.06 Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Applicable Law.

Section 8.07 R&W Policy.

(a) Notwithstanding anything to the contrary in this Agreement, Purchaser acknowledges and agrees that: (i) Seller has entered into this Agreement on the condition that Purchaser has taken out, or will take out, an R&W Policy; and (ii) irrespective of whether Purchaser takes out an R&W Policy (and irrespective of whether the R&W Policy responds), Seller shall have no liability whatsoever to Purchaser or any other Person in respect of any claim for indemnification except as expressly provided in this Article 8.

(b) Purchaser shall (i) ensure that any R&W Policy shall at all times provide that the insurer shall have no, and shall waive and not pursue any and all rights of subrogation, contribution or otherwise against Seller or any of its Subsidiaries or their respective Representatives (in each case, except in the event of fraud in the making of the representations and warranties in Article 3 or Article 4 hereof) and that Seller, its Subsidiaries and their respective Representatives shall each be a third party beneficiary of such waiver, and (ii) not permit any amendment to such R&W Policy that would adversely affect Seller, any of its Subsidiaries or their respective Representatives without Seller’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). Any costs and expenses related to any R&W Policy, including the total premium, underwriting costs, brokerage commission for Purchaser’s broker, Taxes related to such policy and other fees and expenses of such policy shall be borne solely by Purchaser.

Section 8.08 Exclusive Remedies. Subject to Section 10.02, the parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims (other than claims arising from fraud on the part of a party hereto in connection with the Transactions) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, shall be pursuant to (a) the indemnification provisions set forth in this Article 8 and (b) any R&W Policy. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under Applicable Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective Representatives arising under or based upon Applicable Law, except pursuant to the indemnification provisions set forth in this Article 8. Nothing in this Section 8.08 shall limit any Person’s right to seek and obtain any non-monetary equitable relief to which any Person shall be entitled pursuant to Section 10.02 or to seek any remedy on account of fraud by any party hereto. For purposes of this Agreement (including Section 8.07(b)), “fraud” means Delaware common law fraud with a specific intent to deceive based on a false representation and warranty contained in this Agreement (as qualified by the Disclosure Schedule) as to a material fact (it being understood and agreed, for the avoidance of doubt, that “fraud” does not include any equitable fraud or any claim based on constructive knowledge, negligent or reckless misrepresentation or a similar theory).

ARTICLE 9.

TERMINATION

Section 9.01 Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Closing (notwithstanding any approval of this Agreement by Seller):

(a) by mutual written agreement of Seller and Purchaser;

(b) by either Seller or Purchaser, if the Scheduled Closing Date has not occurred on or before October 1, 2023 (the “Initial End Date”); provided, that (i) if on the Initial End Date all of the conditions to the Closing, other than the conditions set forth in Section 7.01(a) or Section 7.01(b) (but for the purposes of Section 7.01(b), only to the extent related to the approvals described in Section 7.01(a)), shall have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing), then the Initial End Date shall automatically be extended to the date that is 90 days after the Initial End Date (the “First Extended End Date”), and (ii) if on the First Extended End Date, all of the conditions to the Closing, other than the conditions set forth in Section 7.01(a) or Section 7.01(b) (but for the purposes of Section 7.01(b), only to the extent related to the approvals described in Section 7.01(a)), shall have been satisfied or waived (except for those conditions that by their nature are to be satisfied at the Closing), then the First Extended End Date shall automatically be extended to the date that is 90 days after the First Extended End Date (the “Second Extended End Date”); provided, further, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to any party whose material breach of any provision of this Agreement proximately caused or resulted in the failure of the Closing to occur on or prior to the End Date;

(c) by either Seller or Purchaser, if a Governmental Authority shall have issued any Order, enacted or promulgated any Applicable Law, or taken any other action, in each case, which has become final and non-appealable and which restrains, enjoins or otherwise prohibits or makes unlawful the Transactions; provided, that the right to terminate this Agreement under this Section 9.01(c) shall not be available to any party whose material breach of any provision of this Agreement proximately caused or resulted in the issuance of such Order, the enactment or promulgation of such Applicable Law, or the taking of such other action;

(d) by Purchaser, if (i) any representation or warranty of Seller contained in this Agreement shall be inaccurate such that the condition set forth in Section 7.02(a) would not be satisfied or (ii) the covenants or obligations of Seller contained in this Agreement shall have been breached in any material respect such that the condition set forth in Section 7.02(b) would not be satisfied; provided, however, that if an inaccuracy or breach is curable by Seller during the earlier of the 30-day period after Purchaser notifies Seller in writing of the existence of such inaccuracy or breach or the End Date (the “Seller Cure Period”), then Purchaser may not terminate this Agreement under this Section 9.01(d) as a result of such inaccuracy or breach prior to the expiration of the Seller Cure Period unless Seller is no longer continuing to exercise commercially reasonable efforts to cure such inaccuracy or breach; provided, further, that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 9.01(d) if Purchaser is then in material breach of any of its representations, warranties, covenants or other agreements hereunder such that it would give rise to the failure of a condition set forth in Section 7.03(a) or Section 7.03(b); or

(e) by Seller, if (i) any representation or warranty of Purchaser contained in this Agreement shall be inaccurate such that the condition set forth in Section 7.03(a) would not be satisfied or (ii) the covenants or obligations of Purchaser contained in this Agreement shall have been breached in any material respect such that the condition set forth in Section 7.03(b) would not be satisfied; provided, however, that if an inaccuracy or breach is curable by Purchaser during the 30-day period after Seller notifies Purchaser in writing of the existence of such inaccuracy or breach (the “Purchaser Cure Period”), then Seller may not terminate this Agreement under this Section 9.01(e) as a result of such inaccuracy or breach prior to the expiration of the Purchaser Cure Period unless Purchaser is no longer continuing to exercise commercially reasonable efforts to cure such inaccuracy or breach; provided, further, that Seller shall not have the right to terminate this Agreement pursuant to this Section 9.01(e) if Seller is then in material breach of any of its representations, warranties, covenants or other agreements hereunder such that it would give rise to the failure of a condition set forth in Section 7.02(a) or Section 7.02(b).

Section 9.02 Effect of Termination.

(a) The party desiring to terminate this Agreement pursuant to Section 9.01 (other than pursuant to Section 9.01(a)) shall give a notice of such termination to the other party setting forth a brief description of the basis on which such party is terminating this Agreement.

(b) If this Agreement is terminated pursuant to Section 9.01, this Agreement shall forthwith become void and of no further force or effect whatsoever without Liability of any party (or any Representative, stockholder or Affiliate of such party) to the other party hereto; provided, that (i) no party shall be relieved of any obligation or Liability arising from any prior Willful Breach by such party of any provision of this Agreement, and (ii) the parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in Section 6.02, this Section 9.02 and Article 10 and the Confidentiality Agreement, which shall survive any termination of this Agreement.

ARTICLE 10.

MISCELLANEOUS

Section 10.01 Notices. All notices, requests and other communications required or permitted under, or otherwise made in connection with, this Agreement, shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) upon confirmation of receipt when transmitted by facsimile transmission, (c) upon receipt after dispatch by registered or certified mail, postage prepaid, or (d) on the next Business Day if transmitted by national overnight courier (with confirmation of delivery), in each case, addressed as follows:

if to Purchaser, to:

L3Harris Technologies, Inc.

1025 West NASA Boulevard

Melbourne, Florida 32919

Attention: General Counsel

with a copy to (which shall not constitute notice):

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

Attention: Keith Pagnani; Scott B. Crofton

Facsimile No.: (212) 291-9110; (212) 291-9386

if to Seller, to:

Viasat, Inc.

6155 El Camino Real

Carlsbad, CA 92009

Attention: General Counsel

with a copy to (which shall not constitute notice):

Latham & Watkins LLP

12670 High Bluff Drive

San Diego, California 92130

Attention: Craig M. Garner

Facsimile No.: (858) 523-5450

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.

Section 10.02 Equitable Remedies. Each of the parties to this Agreement acknowledges and agrees that the other parties to this Agreement would be irreparably damaged in the event that any of the terms or provisions of this Agreement are not performed in accordance with the specific terms hereof or are otherwise breached. Therefore, notwithstanding anything to the contrary set forth in this Agreement, each of the parties to this Agreement hereby agrees that the other parties to this Agreement shall be entitled to obtain an injunction or injunctions to prevent breaches of any of the terms or provisions of this Agreement, and to enforce specifically the performance by each other party hereto under this Agreement. Each party to this Agreement hereby agrees to waive the defense in any such suit that the other parties to this Agreement have an adequate remedy at law and to interpose no opposition, legal or otherwise, as to the propriety of injunction or specific performance as a remedy, and hereby agrees to waive any requirement to post any bond in connection with obtaining such relief. The equitable remedies described in this Section 10.02 shall be in addition to, and not in lieu of, any other remedies at law or in equity that the parties to this Agreement may elect to pursue.

Section 10.03 Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 10.04 Expenses. Except as otherwise provided herein, whether or not the Transactions are consummated, all costs and expenses incurred in connection with this Agreement, including all third-party legal, accounting, financial advisory, consulting or other fees and expenses incurred in connection with the Transactions, shall be paid by the party incurring such cost or expense.

Section 10.05 Binding Effect; Benefit; Assignment.

(a) The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. No provision of this Agreement, any Ancillary Agreement or any exhibit, annex, or schedule to this Agreement or any Ancillary Agreement is intended to confer any rights, benefits, remedies, obligations or Liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns.

(b) Neither party hereto may assign its rights or obligations hereunder without the prior written consent of the other party, except that Purchaser may assign any and all of its rights or obligations under this Agreement to one or more of its wholly owned Subsidiaries without Seller’s prior written consent. No assignment shall relieve the assigning party of any of its obligations hereunder.

(c) Any obligation of any party to any other party under this Agreement, or any of the Ancillary Agreements, which obligation is performed, satisfied or fulfilled completely by a Subsidiary of such party, shall be deemed to have been performed, satisfied or fulfilled by such party.

Section 10.06 Governing Law. This Agreement and all claims, controversies and disputes arising hereunder or with respect hereto (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement) shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of laws that would require the application of the laws of any other jurisdiction.

Section 10.07 Jurisdiction. The parties hereto agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Transactions shall be brought exclusively in any federal or state court located in the State of Delaware, County of New Castle, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Proceeding and irrevocably waives, to the fullest extent permitted by Applicable Law, any objection that it may now or hereafter have to the laying of the venue of any such Proceeding in any such court or that any such Proceeding brought in any such court has been brought in an inconvenient forum. Process in any such Proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 10.01 shall be deemed effective service of process on such party.

Section 10.08 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION BETWEEN THE PARTIES DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HERETO HEREBY (I) CERTIFIES THAT NO REPRESENTATIVE OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.08.

Section 10.09 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Unless and until each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 10.10 Entire Agreement. This Agreement, the Ancillary Agreements, the Confidentiality Agreement and each of the documents, instruments and agreements delivered in connection with the Transactions, including each of the Exhibits, Schedules and Disclosure Schedule, constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 10.11 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

Section 10.12 Further Assurances; Further Cooperation. Subject to the terms and conditions hereof, each of the parties agrees to use commercially reasonable efforts to execute and deliver, or cause to be executed and delivered, all documents and to take, or cause to be taken, all actions that may be reasonably necessary or appropriate, in the reasonable opinion of counsel for Seller and Purchaser, to effectuate the provisions of this Agreement, provided, that all such actions are in accordance with Applicable Law. From time to time, whether at or after the Closing, Seller shall execute and deliver such further instruments of conveyance, transfer and assignment and take such other action as Purchaser may reasonably require to more effectively convey and transfer to Purchaser any of the Purchased Assets, and Purchaser shall execute and deliver such further instruments and take such other action as Seller may reasonably require to more effectively assume the Assumed Liabilities. Upon reasonable request and during normal business hours, Purchaser and Seller shall cooperate with each other, and shall use commercially reasonable efforts to cause their respective Representatives and Affiliates to cooperate with each other, after the Closing to ensure the orderly transition of the Purchased Assets and Assumed Liabilities to Purchaser.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

VIASAT, INC.

By:	/s/ Douglas C. Abts
Name: Douglas C. Abts
Title: SVP, Strategy & Corporate Development

[Signature Page to Asset Purchase Agreement]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

L3HARRIS TECHNOLOGIES, INC.

By:	/s/ Daniel Gittsovich
Name: Daniel Gittsovich
Title: Vice President, Corporate Strategy and Development

[Signature Page to Asset Purchase Agreement]